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As filed with the Securities and Exchange Commission on August 18, 2006

Registration No. 333-                     .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NETLIST, INC.
 (Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	3674 (Primary standard industrial classification code number)	95-4812784 (I.R.S. employer identification number)
475 Goddard, Irvine, CA 92618 Telephone: (949) 435-0025 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Chun K. Hong
President, Chief Executive Officer and Chairman of the Board
475 Goddard, Irvine, CA 92618
Telephone: (949) 435-0025
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
James W. Loss, Esq. Timothy R. Rupp, Esq. Bingham McCutchen LLP 600 Anton Boulevard, 18th Floor Costa Mesa, California (714) 830-0600	Patrick A. Pohlen, Esq. Derek Dundas, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value per share			$57,500,000	$6,152.50

(1)
Includes over-allotment option of                          .
(2)
Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(a).

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 18, 2006

             Shares
Common Stock

Netlist, Inc. is selling             shares of our common stock. The selling stockholders named in this prospectus, including members of our management, have granted the underwriters a 30-day option to purchase up to an additional             shares to cover over-allotments, if any. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $                        and $                        per share. We intend to apply for approval for quotation of our common stock on the Nasdaq Global Market under the symbol "NLST."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC
Needham & Company, LLC
WR Hambrecht + Co

The date of this prospectus is                           , 2006

Inside Front Cover:

        At the top of the page is a colored banner, with two lines of text in black type as follows:

        "Netlist designs and manufactures high performance memory subsystems for the server, high performance computing and communications markets."

        At the top left of the page, partially on top of the banner, is a red stylized "N" logo with the name "Netlist" appearing in black type directly beneath the logo.

        On the left-hand side of the page, below the stylized "N" logo and the name "Netlist," is the following caption in red type:

    "Our memory subsystems bridge
    the gap between industry standard
    approaches and the requirements
    of complex OEM systems"

        Appearing across the center and right-hand side of the page, centered vertically, is a collage of pictures of representative Netlist products, in clockwise order beginning at the bottom, center, as follows: DDR VLP RDIMMs, DDR2 RDIMMs, FBDIMM With IFHS, DDR2 FBDIMMs, DDR2 VLP RDIMM, DDR DIMMs, DRAM Load Simulators, Enterprise Server DIMMs, SO-DIMMs. Each of these pictures is captioned with the exact product name described in the prior sentence.

        At the bottom of the page is a banner of the same color as the banner appearing at the top of the page. This colored banner on the bottom of the page has a series of 9 pictures of applications, appearing from left to right, which are representative of OEM systems in which Netlist's products are used, as follows: communications router, communications blade server, tower server, rack server, blade server, high performance computing cluster, communications switch, rack server (another make), tower server (another make). None of these pictures are captioned.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        In this prospectus "our company," "we," "us" and "our" refer to Netlist, Inc. and its subsidiaries.

        All trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

        Effective January 1, 2003, we changed our fiscal year from a calendar year to a 52- or 53-week fiscal year ending on the Saturday closest to December 31. Each of the first three quarters of our fiscal year end on the last Saturday in each of March, June and September. As a result, each fiscal quarter consists of 13 weeks during a 52-week fiscal year. During a 53-week fiscal year, one quarter will have 14 weeks and three quarters will consist of 13 weeks. For simplicity of presentation, we have expressed the end of each fiscal period presented in this prospectus as ending on the last day of the final month of that period.

        Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our consolidated financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Read this entire prospectus carefully, especially the risks described under "Risk Factors," before you invest in our common stock.

Netlist, Inc.

        We design and manufacture high performance memory subsystems. We sell our subsystems to original equipment manufacturers, or OEMs, in the server, high performance computing and communications markets. Within these markets, we target applications in which memory plays a key role in enabling overall system performance. Our memory subsystems are incorporated into multiple platforms at International Business Machines Corporation, or IBM, Dell Inc., Gateway, Inc., Lenovo Group Limited, or Lenovo, and Hewlett-Packard Company.

        Electronic systems of all types are continually evolving to keep pace with user demands for higher performance, as measured by speed, functionality or smaller physical size. In order to meet these performance expectations, OEM designers rely on increasing amounts of memory to take advantage of the latest advances in processor technology and operating system functionality. Dynamic random access memory, or DRAM, represents the most common type of memory used across these electronic systems today. In memory-intensive applications, OEMs often seek memory solutions which integrate multiple DRAM integrated circuits, or ICs, into a subsystem that delivers high memory density in a small form factor. These memory subsystems are available in both standard and application-specific configurations. Standard memory modules have proven generally inadequate to meet the demanding customer requirements in our target markets. Our memory subsystems are primarily designed and manufactured to specifically address the high performance needs of our customers' systems more completely than is possible using standard memory modules.

        We collaborate with our OEM customers in the earliest stages of their new product design cycles. This collaboration provides us with unique insight into the OEM's system architecture and performance requirements and expands our systems expertise. In addition, we have developed a portfolio of proprietary technologies and design techniques to meet OEM needs, including efficient planar design, alternative packaging techniques and custom semiconductor logic. As a result of our systems expertise and proprietary technologies, we are able to design application-specific memory subsystems with optimal combinations of high memory density, small form factor, high signal integrity, effective heat dissipation and low cost per bit. We also offer our OEM customers flexible order fulfillment and rapid turnaround times once we begin volume production of a specific product.

        Designing memory subsystems that meet the requirements of high performance electronic systems has become increasingly difficult. One approach to meeting these requirements is to add more memory ICs to a memory module, which requires more space, complicates board and system design and exacerbates signal integrity and heat dissipation issues. A second approach is to use next-generation memory ICs that offer greater memory density, but the high cost and low availability of these ICs discourages their immediate adoption in high performance systems. A third approach is to stack prior generation memory ICs, yet this technique can still constitute a significant portion of the cost of materials for a memory module. These industry standard approaches generally do not by themselves meet the requirements of high performance electronic systems. We leverage our proprietary technology and our extensive systems expertise to bridge this gap between industry standard approaches and the requirements of complex OEM systems.

        Our memory subsystems offer differentiated features and performance characteristics. For example, our innovative printed circuit board, or PCB, designs enhance signal integrity, allowing our customers to design and market products that operate at the highest commercially available speeds. Another technique we utilize is to embed passive devices within the PCB, thereby freeing valuable board space to reduce form factors and improve signal integrity. Our solutions also address system-level thermal issues encountered at high operating speeds through such innovations as planar designs and proprietary heat dissipation technologies.

        Our objective is to be the leading provider of high performance memory subsystems. Key elements of our strategy include:

  •
  Further Sales Penetration of Existing Customers.    We have established deep relationships, and qualified our products, with leading OEMs. Our current OEM customers have a large and diverse portfolio of system platforms that require high performance memory subsystems. We believe we have an attractive opportunity to provide them with memory solutions for a greater number of their existing and future platforms.

  •
  Establish Relationships with New Customers.    We will continue to dedicate significant sales and marketing resources to establish new relationships with industry-leading OEMs for whom memory subsystem performance is a key determinant of overall system performance.

  •
  Target New Applications and Product Opportunities.    We intend to develop additional memory solutions based on our core technology capabilities for the communications, military, aerospace and industrial markets. In addition, we intend to develop flash memory solutions for OEM applications that require high densities of non-volatile memory.

  •
  Continue to Invest in the Development of Proprietary Technology.    We intend to actively expand our intellectual property portfolio and engineering capabilities by investing in research and development. One targeted area of technology development is the design of custom logic ICs that can be used in memory modules to provide value-added features.

  •
  Establish International Operations and Manufacturing Capabilities.    We plan to establish a manufacturing facility in China during the first half of 2007. We believe that this will allow us to better support leading OEMs with design and manufacturing sites in China, lower our production costs and provide access to new pools of engineering talent.

        We were incorporated in Delaware in June 2000 and commenced operations in September 2000. Our principal executive offices are located at 475 Goddard, Irvine, California 92618, and our telephone number is (949) 435-0025. Our web site is www.netlistinc.com. The information on our web site is not incorporated by reference into this prospectus.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Over-allotment option
The selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares of common stock to cover over-allotments, if any. The selling stockholders include members of our management. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds for general corporate purposes, including to: fund our future working capital requirements; reduce our outstanding debt; establish a manufacturing operation in China; expand our research and development activities; and acquire complementary businesses, products or technologies. See "Use of Proceeds."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol	NLST

        The common stock to be outstanding after this offering is based on 11,223,334 shares of common stock outstanding as of June 30, 2006, plus the following number of shares of common stock issuable upon the conversion of our outstanding convertible securities effective immediately prior to the completion of this offering:

  •
  1,000,000 shares issuable upon the conversion of all of our outstanding convertible preferred stock; and

  •
  1,050,000 shares issuable upon the conversion of $1.75 million in aggregate principal amount of our outstanding convertible promissory notes.

        The common stock to be outstanding after this offering excludes the following number of shares of common stock, each described as of June 30, 2006:

  •
  382,500 shares of common stock issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $1.13 per share;

  •
  2,254,500 shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $1.35 per share; and

  •
  1,122,166 shares of common stock available for future issuance under our 2000 Equity Incentive Plan.

        Unless otherwise indicated, all information in this prospectus assumes: an initial public offering price of $              per share; no exercise of the underwriters' over-allotment option; and the filing of a restated certificate of incorporation and adoption of restated bylaws prior to the completion of this offering.

Summary Consolidated Financial Data

        The summary consolidated financial data set forth below should be read in conjunction with the information presented in this prospectus under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

        The summary consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six month periods ended June 30, 2005 and 2006, and the consolidated balance sheet data as of June 30, 2006, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

        Our historical results are not necessarily indicative of results for any future period. The "Pro Forma" column of the consolidated balance sheet data reflects the automatic conversion immediately prior to the completion of this offering of $1.75 million of convertible notes and $2.0 million of convertible preferred stock into common stock, and the repayment of $950,000 of convertible debt, plus accrued interest, with proceeds of $1.0 million received from a term loan in August 2006. The "Pro Forma as Adjusted" column of the consolidated balance sheet data adjusts the pro forma amounts to reflect the sale of             shares of common stock offered by us at an assumed initial public offering price of $                         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Years Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$2,660	$13,994	$100,375	$143,659	$79,856	$36,495	$65,934
Cost of sales(1)	3,035	12,147	86,107	133,503	73,892	34,319	57,447

Gross profit (loss)	(375)	1,847	14,268	10,156	5,964	2,176	8,487
Research and development(1)	220	491	11,759	3,770	2,961	1,876	1,514
Selling, general and administrative(1)	842	1,652	15,218	6,314	5,062	2,300	3,911

Operating income (loss)	(1,437)	(296)	(12,709)	72	(2,059)	(2,000)	3,062
Net income (loss)	$(959)	$(632)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306

Net income (loss) per common share:
Basic	$(0.11)	$(0.07)	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.12
Diluted	$(0.11)	$(0.07)	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.09
Weighted-average shares outstanding:
Basic	8,840	9,200	9,831	10,671	10,673	10,672	10,988
Diluted	8,840	9,200	9,831	10,671	10,673	10,672	15,427

(1)
Amounts include stock-based compensation expense as follows:

	Years Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Cost of sales	$—	$—	$69	$29	$56	$(9)	$14
Research and development	—	371	9,733	80	(52)	(22)	22
Selling, general and administrative	87	424	10,872	141	(65)	(17)	111

	June 30, 2006
	Actual	Pro Forma	Pro Forma, as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27	$77	$
Total assets	34,516	34,566
Total debt(1)	14,739	13,039
Stockholders' equity	4,671	6,421

(1)
Amounts include revolving line of credit balance as of June 30, 2006 of $10,714,000.

        We use a 52-53 week fiscal year. As a result, a fiscal year or quarter may not end as of the same day as the calendar period. However, for convenience of presentation, the above summary consolidated financial data have been shown as ending on June 30 and December 31 of each applicable period.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. These risks are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations, operating results, cash flows and financial condition. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business and Industry

We have a limited operating history, and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

        Our limited operating history makes it difficult to predict our future performance. Our operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these quarterly and annual fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

  •
  the loss of, or a significant reduction in sales to, a key customer;

  •
  the cyclical nature of the industry in which we operate;

  •
  a reduction in the demand for our high performance memory subsystems or the systems into which they are incorporated;

  •
  our ability to develop new or enhanced products that achieve market acceptance in a timely manner;

  •
  the timing of introductions of competing products or technologies;

  •
  our ability to adequately support future growth;

  •
  our ability to procure an adequate supply of key components;

  •
  changes in the prices of our products or in the cost of the materials that we use to build our products;

  •
  our failure to maintain the qualification of our products with our current customers or to qualify future products with our current or prospective customers;

  •
  our establishment and ongoing operation of a new manufacturing facility in China;

  •
  the loss of any of our key personnel;

  •
  delays in fulfilling orders for our products or a failure to fulfill orders;

  •
  disputes regarding intellectual property rights;

  •
  litigation involving our products;

  •
  our customers' failure to pay us on a timely basis; and

  •
  changes in accounting principles or policies.

        Due to the various factors mentioned above, and others, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

Our three largest customers comprised approximately 68% and 81% of our net sales for 2005 and the first six months of 2006, respectively, and the loss of, or a significant reduction in sales to, any one of these customers could materially harm our business.

        Sales to Dell, IBM and Lenovo represented 35%, 20% and 13%, respectively, of our net sales in 2005, and 33%, 46% and 2%, respectively, of our net sales in the first six months of 2006. We expect that sales to these customers will continue to represent a significant percentage of our net sales for at least the next 12 months. We do not have long-term agreements with these three customers, or with any other customer. Any one of these three customers could decide at any time to discontinue, decrease or delay their purchase of our products. In addition, the prices that these three customers pay for our products are subject to negotiation and could change at any time. The loss of either Dell or IBM as a customer, or a significant reduction in sales to either of them, would significantly reduce our net sales and adversely affect our operating results.

        Our ability to maintain or increase our net sales to our key customers depends on a variety of factors, many of which are beyond our control. These factors include the customers' continued sales of servers and other computing systems that incorporate our memory subsystems and the customers' continued use of our products in their systems.

        Because of these and other factors, we cannot assure you that net sales to these customers will continue or that the amount of such net sales will reach or exceed historical levels in any future period. Because these customers account for a substantial portion of our net sales, the failure of any one of these customers to pay on a timely basis would negatively impact our cash flow.

A limited number of relatively large potential customers dominate the markets for our products.

        Our target markets are characterized by a limited number of large companies. Consolidation in one or more of our target markets may further increase this industry concentration. As a result, we anticipate that sales of our products will continue to be concentrated among a limited number of large customers in the foreseeable future. We believe that our financial results will depend in significant part on our success in establishing and maintaining relationships with, and effecting substantial sales to, these potential customers. Even if we establish these relationships, our financial results will be largely dependent on these customers' sales and business results.

The markets in which we compete are cyclical in nature, and any future downturn could adversely affect our business.

        The markets in which we compete and in which our customers operate have been cyclical and are characterized by wide fluctuations in product supply and demand. These markets have experienced significant downturns, often connected with, or in anticipation of, maturing product cycles, reductions in technology spending and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and the erosion of average selling prices. As a result, our sales will likely decline during these periods. In addition, if we are unable to control our expenses adequately in response to reduced net sales, our results of operations would be negatively impacted.

We are subject to risks relating to product concentration and lack of market diversification.

        In 2005 and the first six months of 2006, we generated 51% and 83%, respectively, of our net sales from sales of our high performance memory subsystems for use in the server market. We expect these memory subsystems to continue to account for most of our net sales in the near term. Continued market acceptance of these products for use in servers is critical to our success. If the demand for servers deteriorates or if the demand for our products to be incorporated in servers declines, our operating results would be adversely affected, and we would be forced to diversify our product portfolio and our target markets. We may not be able to achieve this diversification, and our inability to do so may adversely affect our business.

We have historically incurred losses and may continue to incur losses.

        We have incurred net losses each year since the inception of our business. Our cumulative net losses were $21.4 million and $20.1 million as of December 31, 2005 and June 30, 2006, respectively. We may not be able to attain profitability on a quarterly or annual basis in the future.

We use a small number of DRAM IC suppliers and are subject to risks of disruption in the supply of DRAM ICs.

        Our ability to fill customer orders is dependent on a sufficient supply of DRAM ICs, which are an essential component of our memory subsystems. There is a relatively small number of suppliers of DRAM ICs, and we purchase from only a subset of these suppliers. We have no long-term DRAM supply contracts. Our dependence on a small number of these suppliers and our lack of any guaranteed sources of DRAM supply expose us to several risks, including the inability to obtain an adequate supply of DRAM ICs, price increases, delivery delays and poor quality.

        From time to time, shortages in DRAM ICs have required some suppliers to limit the supply of their DRAM ICs. As a result, we may be unable to obtain the DRAM ICs necessary to fill customers' orders for our products in a timely manner. If we are unable to obtain a sufficient supply of DRAM ICs to meet our customers' requirements, these customers may reduce future orders for our products or not purchase our products at all, which would cause our net sales to decline and harm our operating results. In addition, our reputation could be harmed, we may not be able to replace any lost business with new customers, and we may lose market share to our competitors.

        Our customers qualify the DRAM ICs of our suppliers for use in their systems. If one of our suppliers should experience quality control problems, it may be disqualified by one or more of our customers. This would disrupt our supplies of DRAM ICs and reduce the number of suppliers available to us, and may require that we qualify a new supplier.

The price of DRAM ICs is volatile, and excess inventory of DRAM ICs, other components, and finished products could adversely affect our gross margin.

        The prices of our products are adjusted periodically based largely on the market price of DRAM ICs, which constituted more than 82% and 75% of the total cost of our memory subsystems sold during 2005 and the first six months of 2006, respectively. Once our prices with a customer are negotiated, we are generally unable to revise pricing with that customer until our next regularly scheduled price adjustment. Consequently, we are exposed to the risks associated with the volatility of the price of DRAM ICs during that period. If the market price for DRAM ICs increases, we generally cannot pass this price increase on to our customers for products purchased under an existing purchase order. As a result, our cost of sales could increase and our gross margins could decline. Alternatively, if there is a decline in the price of DRAM ICs, we will need to reduce our selling prices for subsequent purchase orders, which may result in a decline in our expected net sales.

        Customer demand for our products, and thus DRAM ICs, can be difficult to estimate because we do not have long-term commitments from our customers, and our customers may cancel or defer purchase orders for any reason. If we overestimate customer demand, we will have excess inventory of DRAM ICs. If there is a subsequent decline in the price of DRAM ICs, the value of our inventory will fall. As a result, we may need to write-down the value of our DRAM IC inventory, which may result in a significant decrease in our gross margin and financial condition. If we underestimate customer demand, we will not have sufficient inventory of DRAM ICs to manufacture our products. This will lead to delays in the delivery of our products, which could cause order cancellations, the loss of customers and a decrease in our net sales.

If the supply of other component materials used to manufacture our products is interrupted, or if our inventory becomes obsolete, our results of operations and financial condition could be adversely affected.

        We use consumables and other components, including PCBs, to manufacture our memory subsystems. We sometimes procure PCBs and other components from single or limited sources to take advantage of volume pricing discounts. Material shortages or transportation problems could interrupt the manufacture of our products from time to time in the future. These delays in manufacturing could adversely affect our results of operations.

        Frequent technology changes and the introduction of next-generation products also may result in the obsolescence of other items of inventory, such as our custom-built PCBs, which could reduce our gross margin and adversely affect our operating performance and financial condition. We may not be able to sell some products developed for one customer to another customer because our products are often designed to address specific customer requirements, and if we are able to sell these products our margin on such products may be reduced.

We may lose our competitive position if we are unable to timely and cost-effectively develop new or enhanced products that meet our customers' requirements and achieve market acceptance.

        Our industry is characterized by intense competition, rapid technological change, evolving industry standards and rapid product obsolescence. Evolving industry standards and technological change or new, competitive technologies could render our existing products obsolete. Accordingly, our ability to compete in the future will depend in a large part on our ability to identify and develop new or enhanced products on a timely and cost-effective basis, and to respond to changing customer requirements. In order to develop and introduce new or enhanced products, we need to:

  •
  identify and adjust to the changing requirements of our current and potential customers;

  •
  identify and adapt to emerging technological trends and evolving industry standards in our markets;

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  design and introduce cost-effective, innovative and performance-enhancing features that differentiate our products from those of our competitors;

  •
  develop relationships with potential suppliers of components required for these new or enhanced products;

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  qualify these products for use in our customers' products; and

  •
  develop and maintain effective marketing strategies.

        Our product development efforts are costly and inherently risky. It is difficult to foresee changes or developments in technology or anticipate the adoption of new standards. Moreover, once these things are identified, if at all, we will need to hire the appropriate technical personnel, develop the product and identify and eliminate design flaws. As a result, we may not be able to successfully develop new or enhanced products, or we may experience delays in the development and introduction of new or enhanced products. Delays in product development and introduction could result in the loss of, or delays in generating, net sales and the loss of market share, as well as damage to our reputation. Even if we develop new or enhanced products, they may not meet our customers' requirements or gain market acceptance. Accordingly, we cannot assure you that our future product development efforts will result in the development of new or enhanced products or that such products will achieve market acceptance.

Our customers require that our products undergo a lengthy and expensive qualification process without any assurance of net sales.

        Our prospective customers generally make a significant commitment of resources to test and evaluate our memory subsystems prior to purchasing our products and integrating them into their systems. This extensive qualification process involves rigorous reliability testing and evaluation of our products, which may continue for six months or longer and is often subject to delays. Qualification by a prospective customer does not ensure any sales to that prospective customer. Even after successful qualification and sales of our products to a customer, changes in our products, our manufacturing facilities, our production processes or our component suppliers may require a new qualification process, which may result in additional delays.

        The qualification process is generally both product-specific and platform-specific, and as a result, our existing customers sometimes require us to requalify our products, or to qualify our new products, for use in new platforms or applications. For example, as our OEM customers transition from prior generation double data rate, or DDR, to current generation DDR2 DRAM architectures, we must design and qualify new products for use by those customers. In the past, this process of design and qualification has taken up to six months to complete, during which time our net sales to those customers declined significantly. After our products are qualified, it can take several months before the customer begins production and we begin to generate net sales. We must devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with prospective customers in anticipation of sales. If we delay or do not succeed in qualifying a product with a prospective customer, we will not be able to sell that product to that prospect, which would harm our operating results and business.

We may not be able to maintain our competitive position because of the intense competition in our target markets.

        We participate in highly competitive markets, and we expect competition to intensify. Many of our competitors have longer operating histories, significantly greater resources and name recognition, a larger base of customers and longer-standing relationships with customers and suppliers than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion and sale of products and are better positioned than we are to influence customer acceptance of their products over our products. These competitors also may be able to respond better to new or emerging technologies or standards and may be able to deliver products with comparable or superior performance at a lower price. For these reasons, we may not be able to compete successfully against these competitors.

        In addition to the competitors described above, some of our OEM customers have their own internal design groups that may develop solutions that compete with ours. These design groups have some advantages over us, including direct access to their respective companies' technical information and technology roadmaps. Our OEM customers also have substantially greater resources, financial or otherwise, than we do, and may have lower cost structures than ours. As a result, they may be able to design and manufacture competitive products more efficiently or inexpensively. If any of these OEM customers are successful in competing against us, our sales could decline, our margins could be negatively impacted and we could lose market share, any or all of which could harm our business and results of operations.

        We expect our competitors to continue to improve the performance of their current products, reduce their prices and introduce new or enhanced technologies that may offer greater performance and improved pricing. If we are unable to match or exceed the improvements made by our competitors, our market position would deteriorate and our net sales would decline. In addition, our competitors may develop future generations and enhancements of their products that may render our technologies obsolete or uncompetitive.

        We also expect to face competition from new and emerging companies that may enter our existing or future markets. These potential competitors may have similar or alternative products which may be less costly or provide additional features.

The establishment and ongoing operation of our planned manufacturing facility in China could expose us to new and significant risks.

        We are planning to establish a new manufacturing facility in China. To prepare this facility for operation, we will need to purchase new equipment, replicate our current manufacturing processes and hire additional technical personnel. The difficulties normally associated with this complicated process will be compounded by language and cultural differences, as well as the geographic distance from our current facility. Our management has limited experience in creating or overseeing foreign operations, and this new facility may divert substantial amounts of their time. Further, this new facility may be subject to factory audits by our customers. We may not be able to begin operations at this new facility on a timely basis, or at all. Even if this facility becomes operational and is qualified by our customers, we cannot assure you that we will be able to maintain control over product quality, delivery schedules, manufacturing yields and costs as we increase our output. We will also have to manage a local workforce that may subject us to uncertainties or regulatory policies. Any difficulties in operating this new facility could cause product delivery delays and harm our operating results.

        We currently anticipate that our new manufacturing facility in China will become operational in the first half of 2007. Although we are currently planning to establish a manufacturing facility in China, we have not completed our analysis and planning, and the establishment of this new manufacturing facility will require approval by our board of directors. Once this facility is established and becomes operational, some of our net sales will be denominated in Chinese Renminbi, or Yuan. The Chinese government controls the procedures by which Yuan is converted into other currencies, and conversion of Yuan generally requires government consent. As a result, Yuan may not be freely convertible into other currencies at all times. If the Chinese government institutes changes in currency conversion procedures, or imposes restrictions on currency conversion, those actions may negatively impact our operations and could reduce our operating results. In addition, fluctuations in the exchange rate between Yuan and U.S. dollars may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. These fluctuations may also adversely affect the comparability of our period-to-period results. If we decide to declare dividends and repatriate funds from our Chinese operations, we will be required to comply with the procedures and regulations of applicable Chinese law. Any changes to these procedures and regulations, or our failure to comply with those procedures and regulations, could prevent us from making dividends and repatriating funds from our Chinese operations, which could adversely affect our financial condition. If we are able to make dividends and repatriate funds from our Chinese operations, these dividends would be subject to U.S. corporate income tax.

We depend on a few key employees, and if we lose the services of any of those employees or are unable to hire additional personnel, our business could be harmed.

        Our success to date has been highly dependent on the experience, relationships and technical knowledge of Chun K. Hong, our President, Chief Executive Officer and Chairman of the Board,

Jayesh Bhakta, our Vice President of Engineering, and Christopher Lopes, our Vice President of Sales. We believe that our future success will be dependent on our ability to retain the services of these key employees, develop their successors, reduce our reliance on them, and properly manage the transition of their roles should departures occur.

        The loss of these key employees could delay the development and introduction of, and negatively impact our ability to sell our products and otherwise harm our business. We do not have employment agreements with these key employees. We do not carry key man life insurance on any of our key employees.

        Our future success also depends on our ability to attract, retain and motivate highly skilled engineering, manufacturing, other technical and sales personnel. Competition for experienced personnel is intense. We may not be successful in attracting new engineers or other technical personnel, or in retaining or motivating our existing personnel. If we are unable to hire and retain engineers with the skills necessary to keep pace with the evolving technologies in our markets, our ability to continue to provide our current products and to develop new or enhanced products will be negatively impacted, which would harm our business. In addition, the shortage of experienced engineers, and other factors, may lead to increased recruiting, relocation and compensation costs for such engineers, which may exceed our expectations and resources. These increased costs may make hiring new engineers difficult, or may reduce our margins.

        As of June 30, 2006, 41% of our workforce consisted of contract personnel. We invest considerable time and expense in training these contract employees. We may experience high turnover rates in our contract employee workforce, which may require us to expend additional resources in the future. If we convert any of these contract employees into permanent employees, we may have to pay finder's fees to the contract agency.

Our lack of a significant backlog of unfilled orders, and the difficulty inherent in forecasting customer demand, makes it difficult to forecast our short-term production requirements to meet that demand.

        We do not have long-term purchase agreements with our customers. Instead, our customers generally place purchase orders no more than two weeks in advance of their desired delivery date, and these purchase orders generally have no cancellation or rescheduling penalty provisions. This fact, combined with the quick turn-around times that apply to each order, makes it difficult to forecast our production needs and allocate production capacity efficiently. Our production expense levels are based in part on our forecasts of our customers' future product requirements and to a large extent are fixed in the short term. As a result, we likely will be unable to adjust spending on a timely basis to compensate for any unexpected shortfall in those orders. Any significant shortfall of customer orders in relation to our expectations could hurt our operating results, cash flows and financial condition. Also, any rapid increases in production required by our customers could strain our resources and reduce our margins. If such a rapid increase were to occur at any given time, we may not have sufficient short-term manufacturing capacity to meet our customers' immediate demands.

        We attempt to forecast the demand for the DRAM ICs and other components needed to manufacture our products. Lead times for components vary significantly and depend on various factors, such as the specific supplier and the demand and supply for a component at a given time. If we underestimate customer demand or if we have not provided for sufficient manufacturing capacity, we would not be able to manufacture a sufficient quantity of our products and could forego sales opportunities, lose market share and damage our customer relationships.

If we are unable to manufacture our products efficiently, our operating results could suffer.

        We must continuously review and improve our manufacturing processes in an effort to maintain satisfactory manufacturing yields and product performance, lower our costs and otherwise remain competitive. For example, we began implementing lead-free soldering technologies in our manufacturing processes in the second quarter of 2005, and "Reduction of Hazardous Substances" manufacturing processes in the fourth quarter of 2005, both of which have been fully implemented as of the date of this prospectus. Implementing process improvements in the future could negatively impact our manufacturing yields, which would in turn adversely affect our results of operations.

        As we manufacture more complex products, the risk of encountering delays or difficulties increases. The start-up costs associated with implementing new manufacturing technologies, methods and processes, including the purchase of new equipment, and any resulting manufacturing delays and inefficiencies, could negatively impact our results of operations.

        If we need to add manufacturing capacity, an expansion of our existing manufacturing facility or establishment of a new facility could be subject to factory audits by our customers. For example, our new manufacturing facility in China will need to be audited and approved by our key customers. Any delays or unexpected costs resulting from this audit process could adversely affect our net sales and results of operations. In addition, we cannot be certain that we will be able to increase our manufacturing capacity on a timely basis or meet the standards of any applicable factory audits.

If we fail to protect our proprietary rights, our customers or our competitors might gain access to our proprietary designs, processes and technologies, which could adversely affect our operating results.

        We rely on a combination of patent protection, trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have submitted a number of patent applications regarding our proprietary processes and technology. It is not certain when or if any of the claims in the remaining applications will be allowed. To date we have had only four patents issued. We intend to continue filing patent applications with respect to most of the new processes and technologies that we develop. However, patent protection may not be available for some of these processes or technologies.

        It is possible that our efforts to protect our intellectual property rights may not:

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  prevent challenges to, or the invalidation or circumvention of, our existing intellectual property rights;

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  prevent our competitors from independently developing similar products, duplicating our products or designing around any patents that may be issued to us;

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  prevent disputes with third parties regarding ownership of our intellectual property rights;

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  prevent disclosure of our trade secrets and know-how to third parties or into the public domain;

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  result in valid patents, including international patents, from any of our pending or future applications; or

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  otherwise adequately protect our intellectual property rights.

        Others may attempt to reverse engineer, copy or otherwise obtain and use our proprietary technologies without our consent. Monitoring the unauthorized use of our technologies is difficult. We cannot be certain that the steps we have taken will prevent the unauthorized use of our technologies. This is particularly true in foreign countries, such as China, where we intend to establish a new manufacturing facility and where the laws may not protect our proprietary rights to the same extent as applicable U.S. laws.

        If some or all of the claims in our patent applications are not allowed, or if any of our intellectual property protections are limited in scope by a court or circumvented by others, we could face increased competition with regard to our products. Increased competition could significantly harm our business and our operating results.

We may be involved in costly legal proceedings to defend against claims that we infringe the intellectual property rights of others or to enforce or protect our intellectual property rights.

        Lawsuits claiming that we are infringing others' intellectual property rights may be brought against us, and we may have to defend against claims of infringement or invalidity. Litigation is inherently uncertain, and an adverse outcome could subject us to significant liability for damages or invalidate our proprietary rights. An adverse outcome also could force us to take specific actions, including causing us to:

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  cease selling products that are claimed to be infringing a third party's intellectual property;

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  pay royalties on past or future sales;

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  seek a license from the third party intellectual property owner to use their technology in our products, which license may not be available on reasonable terms, or at all; or

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  redesign those products that are claimed to be infringing a third party's intellectual property.

        There is a limited pool of experienced technical personnel that we can draw upon to meet our hiring needs. As a result, a number of our existing employees have worked for our existing or potential competitors at some point during their careers, and we anticipate that a number of our future employees will have similar work histories. In the past, some of these competitors have claimed that our employees misappropriated their trade secrets or violated non-competition or non-solicitation agreements. Some of our competitors may threaten or bring legal action involving similar claims against us or our existing employees or make such claims in the future to prevent us from hiring qualified candidates. Lawsuits of this type may be brought, even if there is no merit to the claim, simply as a strategy to drain our financial resources and divert management's attention away from our business.

        We also may find it necessary to litigate against others, including our competitors, customers and former employees, to enforce our intellectual property and contractual and commercial rights including, in particular, our trade secrets, as well as to challenge the validity and scope of the proprietary rights of others. We could become subject to counterclaims or countersuits against us as a result of this litigation. Moreover, any legal disputes with customers could cause them to cease buying or using our products or delay their purchase of our products and could substantially damage our relationship with them.

        Any litigation, regardless of its outcome, would be time consuming and costly to resolve, divert our management's time and attention and negatively impact our results of operations.

If we are required to obtain licenses to use third party intellectual property and we fail to do so, our business could be harmed.

        Although some of the components used in our final products contain the intellectual property of third parties, we believe that our suppliers bear the sole responsibility to obtain any rights and licenses to such third party intellectual property. While we have no knowledge that any third party licensor disputes our belief, we cannot assure you that disputes will not arise in the future. The operation of our business and our ability to compete successfully depends significantly on our continued operation without claims of infringement or demands resulting from such claims, including demands for payments of money in the form of, for example, ongoing licensing fees.

        If it is determined that we are required to obtain inbound licenses and we fail to obtain licenses, or if such licenses are not available on economically feasible terms, our business, operating results and financial condition could be significantly harmed.

If our products are defective or are used in defective systems, we may be subject to product recalls or product liability claims.

        If our products are defectively manufactured, contain defective components or are used in defective or malfunctioning systems, we could be subject to product liability claims and product recalls, safety alerts or advisory notices. While we have product liability insurance coverage, it may not be adequate to satisfy claims made against us. We also may be unable to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls, regardless of their ultimate outcome, could have an adverse effect on our business, financial condition and reputation, and on our ability to attract and retain customers. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Accepting product returns may negatively impact our operating results.

If we acquire other businesses or technologies in the future, these acquisitions could disrupt our business and harm our operating results and financial condition.

        We will evaluate opportunities to acquire businesses or technologies that might complement our current product offerings or enhance our technical capabilities. We have no experience in acquiring other businesses or technologies. Acquisitions entail a number of risks that could adversely affect our business and operating results, including:

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  difficulties in integrating the operations, technologies or products of the acquired companies;

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  the diversion of management's time and attention from the normal daily operations of the business;

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  insufficient increases in net sales to offset increased expenses associated with acquisitions or acquired companies;

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  difficulties in retaining business relationships with suppliers and customers of the acquired companies;

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  the overestimation of potential synergies or a delay in realizing those synergies;

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  entering markets in which we have no or limited experience and in which competitors have stronger market positions; and

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  the potential loss of key employees of the acquired companies.

        Future acquisitions also could cause us to incur debt or be subject to contingent liabilities. In addition, acquisitions could cause us to issue equity securities that could negatively impact the ownership percentages of our existing stockholders. Furthermore, acquisitions may result in material charges or adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred stock-based compensation expense and identifiable purchased intangible assets or impairment of goodwill, any or all of which could negatively affect our results of operations.

If we do not effectively manage our growth, our resources, systems and controls may be strained and our results of operations may suffer.

        We have expanded, and plan to continue to expand, our operations, both domestically and internationally. Any future growth may strain our resources, management information and telecommunication systems, and operational and financial controls. To manage our growth effectively, including our planned development of a new manufacturing facility in China, we must continue to improve and expand our systems and controls. We may not be able to do this in a timely or cost-effective manner, and our current systems and controls may not be adequate to support our future operations. In addition, our officers have relatively limited experience in managing a rapidly growing business or a public company. As a result, they may not be able to provide the guidance necessary to continue our growth or maintain our market position. Any failure to manage our growth or improve or expand our existing systems and controls, or unexpected difficulties in doing so, could harm our business.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

        We plan to evaluate our internal controls over financial reporting to allow management to report on, and our independent auditors to attest to, those internal controls as will be required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission, which we collectively refer to as Section 404. This will involve system and process evaluations and testing to comply with the management assessment and auditor certification requirements of Section 404, which will initially apply to us for the year ended December 31, 2007. Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. In the course of our Section 404 evaluations, we may identify conditions that may result in significant deficiencies or material weaknesses and we may conclude that enhancements, modifications or changes to our internal controls are necessary or desirable. Implementing any such controls would divert the attention of our management, could involve significant costs, and may negatively impact our results of operations.

        We note that there are inherent limitations on the effectiveness of internal controls, as they cannot prevent collusion, management override or failure of human judgment. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud, and it could harm our financial condition and results of operations, result in a loss of investor confidence and negatively impact our share price.

If a standardized memory solution which addresses the demands of our customers is developed, our net sales and market share may decline.

        Many of our memory subsystems are specifically designed for our OEM customers' high performance systems. Our business would be harmed if these high performance systems were to become standardized so that DRAM IC manufacturers or other companies could develop and manufacture a commodity memory module addressing the requirements of some or all of these high performance applications. If DRAM IC manufacturers or other companies are able to develop a standardized solution, our future business may be limited to identifying the next generation of high performance memory demands of OEM customers and developing a solution that addresses such demands. Until fully implemented, this next generation of products may constitute a much smaller market, which may reduce our net sales and market share.

Our failure to comply with environmental laws and regulations could subject us to significant fines and liabilities or cause us to incur significant costs.

        We are subject to various and frequently changing U.S. federal, state and local and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including clean-up costs, civil or criminal fines or sanctions and third-party claims for property damage or personal injury, as a result of violations of, or noncompliance with, environmental laws and regulations. These laws and regulations also could require us to incur significant costs to remain in compliance.

Economic, political and other risks associated with international sales and operations could adversely affect our net sales.

        Part of our growth strategy involves making sales to foreign corporations and delivering our products to facilities located in foreign countries. To facilitate this process and to meet the long-term projected demand for our products, we are planning to set up a new manufacturing facility in China. Selling and manufacturing in foreign countries subjects us to additional risks not present with our domestic operations. We will begin operating in business and regulatory environments in which we have little or no previous experience. We will need to overcome language and cultural barriers to effectively conduct our operations in these new environments. In addition, the economies of China and other countries have been highly volatile in the past, resulting in significant fluctuations in local currencies and other instabilities. These instabilities affect a number of our customers and suppliers in addition to our foreign operations and continue to exist or may occur again in the future. International turmoil and the threat of future terrorist attacks both domestically and internationally, have contributed to an uncertain political and economic climate, both in the U.S. and globally, and have negatively impacted the worldwide economy. The occurrence of one or more of these instabilities could adversely affect our foreign operations and some of our customers or suppliers, each of which could adversely affect our net sales. In addition, our failure to meet applicable regulatory requirements or overcome cultural barriers could result in production delays and increased turn-around times, which would adversely affect our business.

Our operations could be disrupted by power outages, natural disasters or other factors.

        Our current manufacturing facility is located in Irvine, California. Due to this geographic concentration, a disruption of our manufacturing operations, resulting from equipment failure, power failures, quality control issues, human error, government intervention or natural disasters, including earthquakes, fires or floods, could interrupt or interfere with our manufacturing operations and consequently harm our business, financial condition and results of operations. Such disruptions would cause significant delays in shipments of our products and adversely affect our operating results.

Risks Related to This Offering

There has been no prior public market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot assure you that the market price will equal or exceed the public offering price of your shares. An inactive market may also impair our ability to raise capital by selling shares in the future and may impair our ability to acquire complementary companies or technologies by using our shares as consideration.

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

        The market price of our common stock may be volatile and could fluctuate substantially due to a number of factors, many of which are beyond our control and some of which are only indirectly related to our business, including:

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  actual or anticipated fluctuations in our net sales or operating results;

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  the failure to meet the expectations of securities analysts or investors with respect to our financial performance;

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  actual or anticipated changes in our growth rate;

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  actual or anticipated fluctuations in our competitors' operating results or changes in their growth rate;

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  the sale of our common stock or other securities in the future;

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  our ability to raise additional capital;

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  the trading volume of our common stock;

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  changes in securities analysts' financial estimates for, and ratings of, us or our competitors or the industry generally; and

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  changes in market conditions within our industry, the industries of our customers, the financial markets and the economy as a whole.

        In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of listed companies. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance.

        If our net sales or operating results for future quarters are below our estimates or the estimates or expectations of securities analysts and investors, our stock price could decline. In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. Technology companies have experienced stock price volatility that is greater, on average, than companies in many other industries in recent years and, as a result, have, on average, been subject to a greater number of securities class action claims. If our stock price is volatile, we may become involved in this type of litigation in the future. Any litigation could result in substantial costs and a diversion of our management's attention and resources that are needed to successfully run our business.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of our other stockholders.

        Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, approximately    % of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our executive officers, directors and principal stockholders. For example, our executive officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with stockholders that have the ability to exercise significant control.

Substantial future sales of our common stock may depress our stock price.

        After this offering, we will have             shares of common stock outstanding. The             shares sold in this offering, or             shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. Currently outstanding shares of our common stock will be available for sale in the public market after this offering, subject to the current information, manner of sale and volume restrictions of Rule 144 and Rule 701, as follows:

Date	Number of Shares	Comment
On the date of this prospectus	shares	Shares not locked up and eligible for sale under Rule 144
90 days after the date of this prospectus	shares	Shares not locked up and eligible for resale under Rule 144 and Rule 701
180 days after the date of this prospectus	shares	Lock-up released; shares eligible for sale under Rule 144 and Rule 701

        The above table assumes the effectiveness of the lock-up agreements under which holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. In addition, as soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering             shares of our common stock issuable under our Amended and Restated 2000 Equity Incentive Plan. See "Management—Employee Benefit Plans" for a description of this plan. Shares registered under that registration statement will be available for sale in the open market, subject to the contractual lock-up agreements described in "Shares Eligible for Future Sale—Lock-up Agreements."

We may need to raise additional funds in the future which may not be available on acceptable terms or at all.

        Our future capital requirements are uncertain and will depend on many factors, including:

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  market acceptance of, and demand for, our products;

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  the costs of developing new products, designs or technologies;

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  the costs of establishing new, or expanding our existing, manufacturing facilities;

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  the number and timing of acquisitions; and

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  the costs associated with the growth of our business, if any.

        If the proceeds from this offering together with our existing sources of cash and cash flows are not sufficient to fund our activities, we may need to raise additional capital, which may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization. If we cannot raise additional capital on acceptable terms, we may not be able to develop or enhance our products and technologies, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

        The initial public offering price of our common stock is expected to exceed substantially the net tangible book value per share of our common stock immediately after this offering. Therefore, based on an assumed initial public offering price of $                        per share, if you purchase our common stock in this offering, you will suffer an immediate dilution of $                        per share. If outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

Our management team may invest or spend the net proceeds of this offering in ways with which you may not agree or in ways that may not yield an acceptable return.

        We currently intend to use the net proceeds in the general manner set forth in "Use of Proceeds." At this time, however, we cannot state with certainty how we will use the net proceeds of this offering or our existing cash balance with respect to specific expenditures. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we intend to create board committees and adopt additional policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may become more expensive for us to maintain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

        Following this offering, our certificate of incorporation, as amended, and our bylaws, as amended, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. The following are examples of provisions which we intend to include in our certificate of incorporation and bylaws, each as amended:

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  our board of directors will be authorized, without prior stockholder approval, to designate and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

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  stockholder action by written consent will be prohibited;

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  nominations for election to our board of directors and the submission of matters to be acted upon by stockholders at a meeting will be subject to advance notice requirements; and

  •
  our board of directors will be expressly authorized to make, alter or repeal our bylaws.

        In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation and bylaws, each as amended, and of Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance. All statements in this prospectus other than statements of historical fact, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements.

        In some cases, you can identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "must," "plans," "potential," "predicts," "should," "will" or "would," or the negative of these terms or other comparable terminology. Forward-looking statements used in this prospectus address topics such as, among other things:

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  our business strategy;

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  our development of new products;

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  our anticipated growth strategies;

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  anticipated trends in our business, trends in the market for memory subsystems and trends in the adoption of new technologies;

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  competition and competitive factors or trends in the memory market;

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  uncertainty regarding our future operating results, including our projected net sales, financial results, cash flows, pricing, and similar items;

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  our intended use of proceeds;

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  our ability to continue to control costs and maintain quality;

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  anticipated changes in our expenses over future periods;

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  the protection or acquisition of, investment in, or legal proceedings regarding, our intellectual property;

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  our intention to establish a manufacturing facility in China; and

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  the plans, objectives, expectations and intentions expressed in this prospectus that are not historical facts.

        These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described in this prospectus under "Risk Factors." We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering will be approximately $                        million at an assumed initial public offering price of $                        per share, after deducting underwriting discounts and commissions and estimated offering costs. If the over-allotment option is exercised in full, the selling stockholders will receive $                        million in net proceeds at an initial public offering price of $                        per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

        The principal purposes of this offering are to obtain additional capital, to establish a public market for our common stock and to facilitate our future access to public capital markets. We intend to use the net proceeds of this offering:

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  for working capital and other general corporate purposes;

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  to repay $1.0 million in outstanding indebtedness under our term loan;

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  to reduce our outstanding borrowings under our revolving line of credit;

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  to establish a manufacturing facility in China;

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  to expand our research and development activities; and

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  to acquire complementary businesses, products or technologies.

        Our term loan and revolving line of credit each have an interest rate of prime plus one-half percent. Our term loan has a maturity date of the earlier of July 2008 or the completion of this offering. Our revolving line of credit has a maturity date of July 2008. We have used the proceeds to date under our term loan to repay $950,000 in outstanding principal amount, plus accrued interest, on our convertible promissory notes issued in December 2005.

        We are in the preliminary stages of establishing a manufacturing facility in China and cannot estimate with certainty the expenditures that will be required to develop this facility. We currently believe that we may spend up to $6 million to develop this facility over the next 12 months. We may also use a portion of the net proceeds to us to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or to establish joint ventures. We have no current agreements or commitments with respect to any investment, acquisition or joint venture, and we currently are not engaged in negotiations with respect to any investment, acquisition or joint venture.

        Other than amounts to be used to pay offering fees and expenses, the amount and timing of what we spend for the intended uses of proceeds above may vary significantly and will depend on a number of factors, including our future net sales and cash generated by operations and the other factors described in this prospectus under "Risk Factors." We will have broad discretion in the way that we use the net proceeds of this offering. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends. Accordingly, we do not anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. Any payments of cash dividends will be at the discretion of our board of directors, and will depend upon our results of operations, earnings, capital requirements, legal and contractual restrictions, and other factors deemed relevant by our board of directors.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006, on:

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  an actual basis;

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  a pro forma basis to reflect the conversion of $1.75 million of our convertible notes and all of our convertible preferred stock into shares of common stock, each of which will occur automatically immediately prior to the completion of this offering, and repayment of $950,000 of our convertible debt with proceeds of $1.0 million received from a new term loan in August 2006; and

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  a pro forma as adjusted basis to give effect to receipt of the estimated net proceeds from the sale by us in this offering of             shares of our common stock at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash and cash equivalents	$27	$77	$

Debt:
Notes payable to others	$256	$256	$
Obligations under capital lease	1,069	1,069
Convertible notes payable, net of debt discount of $50,000	2,700	—
Term loan	—	1,000

Total debt	4,025	2,325

Stockholders' equity:
Series A convertible preferred stock, $2.00 par value; 1,000,000 shares authorized, issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	2,000	—
Common stock, $0.001 par value; 16,000,000 shares authorized; 11,223,334 shares issued and outstanding, actual; 13,273,334 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	11	13
Additional paid-in capital	22,777	26,525
Note receivable from stockholder	(23)	(23)
Accumulated deficit	(20,094)	(20,094)

Total stockholders' equity	4,671	6,421

Total capitalization	$8,696	$8,746	$

        The table above excludes the following shares, each as of June 30, 2006:

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  382,500 shares issuable upon the exercise of warrants with a weighted-average exercise price of $1.13 per share;

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  2,254,500 shares issuable upon the exercise of options with a weighted-average exercise price of $1.35 per share; and

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  1,122,166 shares available for future grant or issuance under our 2000 Equity Incentive Plan.

DILUTION

        Our historical net tangible book value as of June 30, 2006, was approximately $4.7 million, or $0.42 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by 11,223,334 shares of common stock outstanding as of June 30, 2006.

        Our pro forma net tangible book value as of June 30, 2006 was approximately $6.4 million, or $0.48 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by 13,273,334 shares of common stock outstanding on a pro forma basis as of June 30, 2006. These pro forma numbers reflect the conversion of $1.75 million of our convertible notes and all of our convertible preferred stock into shares of our common stock.

        Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, after deducting the underwriting discount and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2006 would have been $             million, or $             per share of common stock. This amount represents an immediate increase of $             per share in our pro forma net tangible book value. It also represents an immediate dilution to new investors of $             per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2006	$0.42
Increase in historical net tangible book value per share as of June 30, 2006 attributable to the automatic conversion of our outstanding convertible notes into 1,050,000 shares of common stock	0.10
Decrease in historical net tangible book value per share as of June 30, 2006 attributable to the automatic conversion of our convertible preferred stock into 1,000,000 shares of common stock	(0.04)

Net increase in pro forma net tangible book value per share attributable to conversion of our outstanding convertible notes and our convertible preferred stock	0.06

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

        The following table summarizes, on a pro forma basis as of June 30, 2006, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock from us in this offering. These pro forma numbers reflect the automatic conversion of $1.75 million of our outstanding convertible notes and all of our convertible preferred stock into common stock. The calculation below is based on an

assumed initial public offering price of $             per share, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Total			%	$		%	$

        This discussion and table assume no exercise of any stock options or warrants outstanding as of June 30, 2006. As of June 30, 2006, there were outstanding options issued under our stock option plan to purchase a total of 2,254,500 shares of common stock with a weighted-average exercise price of $1.35 per share and warrants to purchase a total of 382,500 shares of common stock with a weighted-average exercise price of $1.13 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. If all of these options and warrants are exercised, the percentage of shares sold by us in this offering compared to the total number of shares outstanding would decrease from    % to    %, the percentage of consideration paid by investors to us in this offering compared to the total consideration paid by all investors would decrease from    % to    % and the dilution per share to new investors would decrease from $             per share to $             per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

        The selected consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004 and 2005, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six month periods ended June 30, 2005 and 2006, and the consolidated balance sheet data as of June 30, 2006, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$2,660	$13,994	$100,375	$143,659	$79,856	$36,495	$65,934
Cost of sales(1)	3,035	12,147	86,107	133,503	73,892	34,319	57,447

Gross profit (loss)	(375)	1,847	14,268	10,156	5,964	2,176	8,487
Operating expenses:
Research and development(1)	220	491	11,759	3,770	2,961	1,876	1,514
Selling, general and administrative(1)	842	1,652	15,218	6,314	5,062	2,300	3,911

Total operating expenses	1,062	2,143	26,977	10,084	8,023	4,176	5,425
Operating income (loss)	(1,437)	(296)	(12,709)	72	(2,059)	(2,000)	3,062
Other expense, net	(154)	(290)	(879)	(1,386)	(1,200)	(483)	(944)

Income (loss) before provision (benefit) for income taxes	(1,591)	(586)	(13,588)	(1,314)	(3,259)	(2,483)	2,118
Provision (benefit) for income taxes	(632)	46	2,317	(340)	(912)	(695)	812

Net income (loss)	$(959)	$(632)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306

Net income (loss) per common share:
Basic	$(0.11)	$(0.07)	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.12
Diluted	$(0.11)	$(0.07)	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.09
Weighted-average shares outstanding:
Basic	8,840	9,200	9,831	10,671	10,673	10,672	10,988
Diluted	8,840	9,200	9,831	10,671	10,673	10,672	15,427

(1)
Amounts include stock-based compensation expense as follows:

	Years Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
Cost of sales	$—	$—	$69	$29	$56	$(9)	$14
Research and development	—	371	9,733	80	(52)	(22)	22
Selling, general and administrative	87	424	10,872	141	(65)	(17)	111

	December 31,
						June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$59	$91	$1,907	$759	$953	$27
Total assets	4,283	9,129	22,404	22,110	25,842	34,516
Total debt(1)	3,037	3,778	3,464	9,379	13,921	14,739
Stockholders' equity	621	754	5,981	5,261	2,855	4,671

(1)
Amounts include outstanding revolving line of credit balance as of each respective date.

        We use a 52-53 week fiscal year. As a result, a fiscal year or quarter may not end as of the same day as the calendar period. However, for convenience of presentation, the above summary consolidated financial data have been shown as ending on June 30 and December 31 of each applicable period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, estimates and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed in this prospectus under "Risk Factors" and elsewhere in this prospectus.

Overview

        We design, manufacture and sell high performance memory subsystems for the server, high performance computing and communications markets. Our memory subsystems consist of DRAM ICs and other components assembled on a PCB. We engage with our OEM customers from the earliest stages of new product definition, which provides us unique insight into their full range of system architecture and performance requirements. This close collaboration has also allowed us to develop a significant level of systems expertise. We leverage a portfolio of proprietary technologies and design techniques, including efficient planar design, alternative packaging techniques and custom semiconductor logic, to deliver memory subsystems with high memory density, small form factor, high signal integrity, attractive thermal characteristics and low cost per bit.

        Due to their importance to overall system architecture and performance, our products must undergo lengthy qualification periods by our OEM customers, which may last up to six months. In addition, in order to penetrate large OEMs, we have typically been required to demonstrate our ability to meet strict standards for quality, customer service and turnaround time by first supplying lower complexity products into a limited range of high volume applications. For example, the initial products we sold to IBM were used in mobile computing applications. The majority of our sales of subsequent products to IBM have been for high-end server applications, our primary market focus. Consistent with the concentrated nature of the OEM customer base in our target markets, a small number of large customers have historically accounted for a significant portion of our net sales. Dell, IBM and Lenovo represented 35%, 20% and 13%, respectively, of our net sales in 2005, and 33%, 46% and 2%, respectively, of our net sales in the first six months of 2006. We expect that these customers will continue to represent a significant percentage of our net sales for at least the next 12 months.

        We commenced operations in September 2000 and initially focused on memory subsystems for the telecommunications markets. Beginning in the second quarter of 2001, we shifted our focus to the server and high performance computing markets, due in large part to the telecommunications market downturn. In 2002, we became a qualified supplier for RLX Technologies, Inc., a blade server manufacturer. One of the products we initially developed for RLX, our proprietary 2-inch form factor, 1-gigabyte memory subsystem, led to the development of a range of additional memory subsystems.

        We began qualifying our 2-inch form factor, 1-gigabyte memory subsystem with Dell in the second quarter of 2002 and started shipping it to Dell in the fourth quarter of 2002. Our sales to Dell continued to increase throughout 2003 and the first three quarters of 2004, as we began to ship more of our memory subsystems to a larger number of Dell facilities in the U.S., Europe and Asia. During this time, we also qualified new products with other leading server and high performance computing OEMs. Beginning in the fourth quarter of 2004, issues associated with the transition from DDR to DDR2 DRAM architectures resulted in a significant decrease in our sales to

Dell. Our sales to Dell began to recover in the fourth quarter of 2005. Also during 2005, our sales to IBM and Lenovo began to increase significantly.

        Our sales to IBM continued to grow significantly in the first six months of 2006, driven by high demand for IBM's line of blade servers that incorporates our proprietary very low profile memory subsystem. Sales to Dell also grew significantly as our DDR2 products began to ship in volume. In addition, we began shipments to other leading OEMs, including Gateway and Hewlett-Packard. We have several new products in various stages of qualification that we anticipate will be incorporated into additional platforms currently in development at our customers.

Key Business Metrics

        The following describes certain line items in our statements of operations that are important to management's assessment of our financial performance:

        Net Sales.    Net sales consist primarily of sales of our high performance memory subsystems, net of a provision for estimated returns under our right of return policies, which range up to 30 days. We generally do not have long-term sales agreements with our customers. Although OEM customers typically provide us with non-binding forecasts of future product demand over specific periods of time, they generally place purchase orders with us approximately two weeks in advance of scheduled delivery. Selling prices are typically negotiated monthly, based on competitive market conditions and the current price of DRAM ICs. Purchase orders generally have no cancellation or rescheduling penalty provisions. We often ship our products to our customers' international manufacturing sites. All of our sales to date, however, are denominated in U.S. dollars. We also sell excess component inventory of DRAM ICs to distributors and other users of memory ICs. These sales accounted for 24% and 11% of our net sales in 2005 and the first six months of 2006, respectively. We expect that component inventory sales will decrease as a percentage of net sales in future periods as we diversify our customer base and therefore are able to use components in a wider range of memory subsystems.

        Cost of Sales.    Our cost of sales includes the cost of materials, manufacturing costs, depreciation and amortization of equipment, inventory valuation provisions, and occupancy costs and other allocated fixed costs. The DRAM ICs incorporated into our products constitute a significant portion of our cost of sales, and thus our cost of sales will fluctuate based on the current price of DRAM ICs. We attempt to pass through such DRAM IC cost fluctuations to our customers by frequently renegotiating pricing prior to the placement of their purchase orders. To the extent we are successful, a large majority of our product cost is variable, and thus our cost of sales and gross margin percentages may not be significantly impacted by changes in sales volume. However, the sales prices of our memory subsystems can also fluctuate due to competitive situations unrelated to the pricing of DRAM ICs, which will affect gross margins. The gross margin on our sales of excess component DRAM IC inventory is much lower than the gross margin on our sales of our memory subsystems. As a result, a decrease in DRAM IC inventory sales as a percentage of our overall sales would result in an improved overall gross margin. We assess the valuation of our inventories on a monthly basis and record a provision to cost of sales as necessary to reduce inventories to the lower of cost or market value.

        Research and Development.    Research and development expense consists primarily of employee and independent contractor compensation and related costs, stock-based compensation, computer-aided design software licenses, reference design development costs, patent-related fees, depreciation or rental of evaluation equipment, and occupancy and other allocated overhead costs. Also included in research and development expense are the costs of material and overhead related to the production of engineering samples of new products under development or products used solely in the research and development process. Our customers typically do not separately compensate us for design and engineering work involved in developing application-specific products for them. All research and development costs are expensed as incurred. As we continue to develop additional proprietary technologies, we anticipate that research and development expenditures will increase.

        Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of employee salaries and related costs, stock-based compensation, independent sales representative commissions, professional services, promotional and other selling and marketing expenses, and occupancy and other allocated overhead costs. A significant portion of our selling efforts is directed at building relationships with OEMs and working through the product approval and qualification process with them. Therefore, the cost of material and overhead related to products manufactured for qualification is included in selling expenses. As we continue to service existing and penetrate new OEM customers, we anticipate that our sales and marketing expenses will increase. We also anticipate that our general and administrative expenses will increase as a percentage of net sales as we incur accounting and legal expenses associated with our ongoing public reporting obligations and compliance with the requirements of the Sarbanes-Oxley Act of 2002.

        Provision (Benefit) for Income Taxes.    Our income tax provision (benefit) is based on the statutory federal tax rate of 35% and is typically impacted by state taxes and other permanent differences, the largest of which relates to the amortization of deferred stock-based compensation expense.

Critical Accounting Policies

        The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty. We base our estimates on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. We review our estimates on an on-going basis. Actual results may differ from these estimates, which may result in material adverse effects on our operating results and financial position. We believe the following critical accounting policies involve our more significant assumptions and estimates used in the preparation of our consolidated financial statements:

        Revenue Recognition.    We account for revenue from product sales when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed and determinable, and collectibility of the resulting receivable is reasonably assured. Under the provisions of Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, these conditions are typically met upon shipment and transfer of title for customers with free-on-board, or FOB, shipping point terms and upon receipt and transfer of title for customers with FOB destination terms. Most of our international shipments are made to third party inventory warehouses, or hubs, and we recognize revenue when the inventory is pulled from the hub for use in production by the customer.

        Customers are generally allowed limited rights of return for up to 30 days. Estimated returns are provided for at the time of sale based on historical experience or specific identification of an event necessitating a reserve. While these returns have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience similar return rates in the future. Any significant increase in product failure rates and the resulting product returns could have a material adverse effect on our operating results for the period or periods in which such returns materialize.

        All amounts billed to customers related to shipping and handling are classified as net sales, while all costs incurred by us for shipping and handling are classified as cost of sales.

        Warranty Reserve.    We offer warranties on our memory subsystems generally ranging from one to three years, depending on the product and negotiated terms of purchase agreements with our customers. Such warranties require us to repair or replace defective product returned to us during such warranty period at no cost to the customer. Our estimates for warranty related costs are recorded at the time of sale based on historical and estimated future product return rates and expected repair or replacement costs. While such costs have historically been insignificant, unexpected changes in failure rates could have a material adverse impact on us.

        Accounts Receivable.    We perform credit evaluations of our customers' financial condition and limit the amount of credit extended to our customers as deemed necessary, but generally require no collateral. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Generally, these credit losses have been within our expectations and the provisions established. However, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past.

        Our accounts receivable are highly concentrated among a small number of customers, and a significant change in the liquidity or financial position of one of these customers could have a material adverse effect on the collectibility of our accounts receivable, our liquidity and our future operating results.

        Inventories.    We value our inventories at the lower of the actual cost to purchase or manufacture the inventory or the net realizable value of the inventory. Cost is determined on a first-in, first-out basis and includes raw materials, labor and manufacturing overhead. We regularly review inventory quantities on hand and on order and record a provision for excess and obsolete inventories based primarily on our estimated forecast of product demand and production requirements for the next three to six months. Once established, write-downs are considered permanent adjustments to the cost basis of the excess or obsolete inventories. A significant decrease in demand for our products could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventories are determined to be overvalued, we would be required to recognize additional expense in our cost of sales at the time of such determination. Likewise, if our inventories are determined to be undervalued, we may have over-reported our costs of sales in previous periods and would be required to recognize additional gross profit at the time such inventories are sold. Although we make every reasonable effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a material effect on the value of our inventories and our reported operating results.

        Long-Lived Assets.    We review the recoverability of the carrying value of long-lived assets on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the forecasted undiscounted future net cash flows from the operations to which the assets relate, utilizing our best estimates, appropriate assumptions and projections at the time. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of our customers and reductions in average selling prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss is recognized to the extent the carrying value exceeded the estimated fair market value of the asset.

        Stock-Based Compensation.    We account for equity issuances to non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

        Prior to January 1, 2006, we accounted for stock-based compensation issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related pronouncements. Under this method, compensation expense was recognized over the respective vesting period based on the excess, on the date of grant, of the fair value of our common stock over the grant price, net of forfeitures. Deferred stock-based compensation was amortized on a straight-line basis over the vesting period of each grant. During the years ended December 31, 2003, 2004 and 2005, stock-based compensation expense, net of forfeitures, was $20.7 million, $250,000 and $(61,000), respectively.

        On January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors related to our 2000 Equity Incentive Plan based on estimated fair values. We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our consolidated financial statements as of and for the six months ended June 30, 2006 reflect the impact of adopting SFAS No. 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statement of operations. As stock-based compensation expense recognized in the consolidated statement of operations for the six months ended June 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The estimated average forfeiture rate for the six months ended June 30, 2006 of 8% was based on historical forfeiture experience and estimated future employee forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

        Employee stock-based compensation expense recognized under SFAS No. 123(R) for the six months ended June 30, 2006 was $138,000, determined by the Black-Scholes valuation model. As of June 30, 2006, total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options was $743,000, which is expected to be recognized as an expense over a weighted-average period of approximately 4 years. See Note 2 to our consolidated financial statements for additional information.

        Income Taxes.    We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we operate at a loss for an extended period of time or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to record a valuation allowance against all or a significant portion of our deferred tax assets which could substantially increase our effective tax rate for such period. Any significant changes in statutory tax rates or the amount of our valuation allowance could have a material effect on the value of our deferred tax assets and liabilities, and our reported financial results.

        Our current effective tax rate is approximately 38%. We expect this rate to decrease if we generate profits from our planned manufacturing facility in China in 2007. This decrease is expected to be attributable to the favorable tax treatment available in the region in which we intend to establish our operation. The magnitude of the decrease is not known, as we have not finalized our tax strategy as it relates to the planned China operation.

Results of Operations

        The following table sets forth our consolidated statements of operations for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Net sales	$100,375	$143,659	$79,856	$36,495	$65,934
Cost of sales(1)	86,107	133,503	73,892	34,319	57,447

Gross profit	14,268	10,156	5,964	2,176	8,487
Operating expenses:
Research and development(1)	11,759	3,770	2,961	1,876	1,514
Selling, general and administrative(1)	15,218	6,314	5,062	2,300	3,911

Total operating expenses	26,977	10,084	8,023	4,176	5,425
Operating income (loss)	(12,709)	72	(2,059)	(2,000)	3,062
Other expense, net	(879)	(1,386)	(1,200)	(483)	(944)

Income (loss) before provision (benefit) for income taxes	(13,588)	(1,314)	(3,259)	(2,483)	2,118
Provision (benefit) for income taxes	2,317	(340)	(912)	(695)	812

Net income (loss)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306

(1)
Amounts include stock-based compensation expense as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
Cost of sales	$69	$29	$56	$(9)	$14
Research and development	9,733	80	(52)	(22)	22
Selling, general and administrative	10,872	141	(65)	(17)	111

        The following table sets forth our consolidated statements of operations as a percentage of net sales for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	85.7	92.9	92.5	94.1	87.1

Gross profit	14.3	7.1	7.5	5.9	12.9
Operating expenses:
Research and development	11.7	2.6	3.7	5.1	2.3
Selling, general and administrative	15.2	4.4	6.4	6.3	6.0

Total operating expenses	26.9	7.0	10.1	11.4	8.3
Operating income (loss)	(12.6)	0.1	(2.6)	(5.5)	4.6
Other expense, net	(0.9)	(1.0)	(1.5)	(1.3)	(1.4)

Income (loss) before provision (benefit) for income taxes	(13.5)	(0.9)	(4.1)	(6.8)	3.2
Provision (benefit) for income taxes	2.3	(0.2)	(1.1)	(1.9)	1.2

Net income (loss)	(15.8)%	(0.7)%	(3.0)%	(4.9)%	2.0%

  Six Months Ended June 30, 2006 Compared to the Six Months Ended June 30, 2005

        Net Sales.    Net sales for the six months ended June 30, 2006 were $65.9 million, an increase of $29.4 million, or 81%, over the first six months of 2005. Approximately $26.7 million of the increase was attributable to higher unit sales of our very low profile memory subsystems. In addition, DDR2 server memory subsystem sales increased by $13.9 million and DDR subsystem sales decreased by $6.7 million due to customers transitioning to DDR2 architectures. Finally, sales of laptop and desktop personal computer, or PC, memory subsystems decreased $6.1 million as we focused on sales of higher margin server memory subsystems.

        Sales of our component inventory to distributors and other users of memory ICs represented 11% and 23% of net sales for the six months ended June 30, 2006 and 2005, respectively. We expect that component inventory sales will decrease as a percentage of net sales in future periods as we diversify our customer base and therefore are able to use components in a wider range of memory subsystems.

        Gross Profit and Gross Margin.    Gross profit for the six months ended June 30, 2006 was $8.5 million, an increase of $6.3 million, or 290%, over the comparable period in 2005. Gross margin increased to 12.9% for the first six months of 2006 from 5.9% for the first six months of 2005. The increase in both gross profit and gross margin is primarily attributable to increased sales of our very low profile memory subsystems, which generate higher margins due to their innovative design, as well as lower margin products becoming a smaller portion of our overall product sales mix.

        Research and Development.    Research and development expenses for the six months ended June 30, 2006 were $1.5 million, a decrease of $0.4 million compared to the same period in 2005. The decrease is related in part to a reduction of personnel that occurred in the third quarter of 2005, as well as a recovery of costs through the liquidation of engineering samples.

        Selling, General and Administrative.    Selling, general and administrative expenses for the six months ended June 30, 2006 were $3.9 million, an increase of $1.6 million compared to the same period of 2005. The increase is attributable to higher sales commissions related to increased net sales, increased salaries and related costs due to an increase in personnel, higher costs related to qualification of new products at customers, and a provision for bad debt of approximately $0.4 million related to a single distribution customer.

        Other Expense, Net.    Other expense, net, for the first six months of 2006 was $0.9 million, an increase of $0.5 million compared to 2005 due to higher interest expense related to increased borrowings under our revolving line of credit.

        Provision (Benefit) for Income Taxes.    The provision for income taxes for the first six months of 2006 was $0.8 million compared to an income tax benefit of $0.7 million in 2005. The change was due to our attaining profitability in 2006.

  Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Net Sales.    Net sales for the year ended December 31, 2005 were $79.9 million, a decrease of $63.8 million, or 44%, from the year ended December 31, 2004. This decrease was due to a $72.6 million decrease in net sales to one key customer, partially offset by the commencement of shipments of our very low profile subsystem during 2005. The decrease in net sales to the key customer was attributable to its shift in memory technology from DDR to DDR2. Our net sales decreased significantly as the key customer delayed qualifying new suppliers during this transition.

        Sales of our component inventory to distributors and other users of memory ICs represented 24% and 20% of net sales in 2005 and 2004, respectively. The increase in the proportion of component sales was due to the overall decrease in net sales, as sales of component inventory decreased $8.9 million from 2004.

        Gross Profit and Gross Margin.    Gross profit for the year ended December 31, 2005 was $6.0 million a decrease of $4.2 million, or 41%, from 2004. Gross margin increased to 7.5% in 2005 from 7.1% in 2004. The decrease in gross profit was attributable to the overall decrease in net sales. The increase in gross margin was attributable to the higher margins realized on sales of our very low profile memory subsystems compared to our other products.

        Research and Development.    Research and development expenses in 2005 were $3.0 million, a decrease of $0.8 million from 2004. This decrease was attributable to reductions in personnel, a decrease in stock-based compensation expense due to forfeitures of equity awards related to personnel reductions, as well as a recovery of costs through the liquidation of engineering samples.

        Selling, General and Administrative.    Selling, general and administrative costs in 2005 were $5.1 million, a decrease of $1.2 million compared to 2004. This decrease was primarily related to the absence in 2005 of costs incurred in 2004 related to our proposed equity financing through an initial public offering. These offering-related costs totaled $1.0 million in 2004.

        Other Expense, Net.    Other expense, net, in 2005 was $1.2 million, a decrease of $0.2 million compared to 2004. The decrease was related to a reduction in interest expense due to decreased usage of accounts receivable financing related to a key customer.

        Provision (Benefit) for Income Taxes.    The benefit for income taxes in 2005 increased $0.6 million compared to 2004 due to the increased pre-tax losses in 2005.

  Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

        Net Sales.    Net sales for the year ended December 31, 2004 were $143.7 million, an increase of $43.3 million, or 43%, from the year ended December 31, 2003. This increase was entirely due to increased net sales to one key customer of our planar memory subsystem.

        Sales of our component inventory to distributors and other users of memory ICs represented 20% and 20% of net sales in 2004 and 2003, respectively. Although sales of component inventory increased $10.4 million from 2003, the proportion of component sales remained constant due to the overall increase in net sales.

        Gross Profit and Gross Margin.    Gross profit for the year ended December 31, 2004 was $10.2 million, a decrease of $4.1 million, or 29%, from 2003. Gross margin decreased to 7.1% in 2004 from 14.3% in 2003. The decrease in both gross profit and gross margin was attributable to price decreases related to the deteriorating cost advantage of our planar memory subsystem relative to competing alternatives.

        Research and Development.    Research and development expenses in 2004 were $3.8 million, a decrease of $8.0 million from 2003. This decrease was attributable to the absence in 2004 of $9.7 million of stock-based compensation expense incurred in 2003 related to the forgiveness of debt used to purchase restricted stock by one of our company's founders, offset by an increase in personnel and higher material and overhead costs related to production of engineering samples.

        Selling, General and Administrative.    Selling, general and administrative costs in 2004 were $6.3 million, a decrease of $8.9 million compared to 2003. This decrease was primarily related to the absence in 2004 of $10.0 million in stock-based compensation expense incurred in 2003 related to the forgiveness of debt used to purchase restricted stock by one of our company's founders, offset by costs incurred in 2004 related to our proposed equity financing via an initial public offering. These offering-related costs totaled $1.0 million. In addition, we incurred higher material and overhead costs related to qualification of our products at customers.

        Other Expense, Net.    Other expense, net, in 2004 was $1.4 million, an increase of $0.5 million compared to 2003. The increase was related to interest costs due to higher borrowings under our revolving line of credit.

        Provision (Benefit) for Income Taxes.    The benefit for income taxes was $0.3 million in 2004 compared to an income tax provision of $2.3 million in 2003. The change was due to our incurring pre-tax losses in 2004 compared to pre-tax income before stock-based compensation expenses in 2003.

Selected Quarterly Financial Information

        The following table presents our unaudited quarterly statements of operations for each of the four quarters in the year ended December 31, 2005, for the quarter ended March 31, 2006, and for the quarter ended June 30, 2006. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the underlying unaudited financial statements on the same basis as our audited consolidated financial statements included in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

	Three Months Ended,
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
	(in thousands, except per share data)
Net sales	$20,956	$15,539	$20,057	$23,304	$26,020	$39,914
Cost of sales	20,087	14,232	18,163	21,410	23,466	33,981

Gross profit	869	1,307	1,894	1,894	2,554	5,933
Operating expenses:
Research and development	916	960	617	468	666	848
Selling, general & administrative	1,194	1,106	1,394	1,368	1,803	2,108

Total operating expenses	2,110	2,066	2,011	1,836	2,469	2,956
Operating income (loss)	(1,241)	(759)	(117)	58	85	2,977
Other expense, net	248	235	254	463	410	534

Income (loss) before provision (benefit) for income taxes	(1,489)	(994)	(371)	(405)	(325)	2,443
Provision (benefit) for income taxes	(399)	(296)	(116)	(101)	(83)	895

Net income (loss)	$(1,090)	$(698)	$(255)	$(304)	$(242)	$1,548

Net income (loss) per common share:
Basic	$(0.10)	$(0.07)	$(0.03)	$(0.02)	$(0.02)	$0.14
Diluted	$(0.10)	$(0.07)	$(0.03)	$(0.02)	$(0.02)	$0.11
Weighted-average common shares outstanding:
Basic	10,672	10,672	10,673	10,673	10,753	11,223
Diluted	10,672	10,672	10,673	10,673	10,753	15,681

        Historically, our quarterly operating results have fluctuated significantly. These fluctuations are primarily attributable to the cyclical nature of the industry in which we operate, including changes in revenue related to additions of new customers, the ramp up of new products, products reaching the end of their life cycles, customers' technology transitions, and other similar reasons. As a result, we believe that the period-to-period comparisons of our net sales and operating results are not necessarily meaningful measures of future operating performance and should not be relied upon as indications of that future performance. We expect that our future operating results will fluctuate from quarter-to-quarter and year-to-year, which may make it difficult to predict our future performance and could cause our stock price to fluctuate and decline.

Liquidity and Capital Resources

  Cash Flows

        The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unuadited)
	(in thousands)
Net cash provided by (used in):
Operating activities	$3,659	$(6,567)	$(4,608)	$566	$(1,816)
Investing activities	(1,515)	(496)	1,332	(325)	(291)
Financing activities	(328)	5,915	3,470	(979)	1,181

Net increase (decrease) in cash and cash equivalents	$1,816	$(1,148)	$194	$(738)	$(926)

        Since our inception in 2000, we have financed our operations primarily through issuances of equity and debt securities and cash generated from operations. We received gross proceeds of $2.0 million from the sale of shares of our capital stock in 2000. During 2001 and 2003, we received total proceeds of approximately $1.8 million from the sale of convertible notes. During 2005, we received total proceeds of $1.0 million from the sale of convertible notes. In August 2006, we received proceeds of $1.0 million under a new term loan facility. We have also funded our operations with a revolving line of credit under our bank credit facility, from capitalized lease obligations, financing of receivables and from the sale and leaseback of our manufacturing facility.

        Operating Activities.    Cash used in operating activities for the six months ended June 30, 2006 was $1.8 million compared to cash generated by operating activities of $0.6 million for the six months ended June 30, 2005. This change was due to an increase in cash flow related to net income of $3.1 million offset by a decrease in cash flow related to accounts receivable of $8.7 million due to a higher proportion of net sales being generated by customers with longer payment terms; a decrease in cash flow related to net inventory of $3.4 million as we increased inventory levels to support higher sales volumes; and an increase in cash flow related to accounts payable of $4.0 million as we trade financed our inventory increase and other operating expenses. In addition, cash flow related to income taxes payable increased $0.9 million as we attained profitability in the first half of 2006 and started to accumulate income tax liability that will be paid later in 2006.

        Cash used in operating activities for 2005 was $4.6 million compared to $6.6 million in 2004. This change was attributable to a decrease in cash flow related to net loss of $1.3 million, a decrease in cash flow related to accounts receivable of $0.8 million due to a higher proportion of sales being generated by customers with longer payment terms, and a decrease in cash flow related to inventories of $2.2 million. These declines were offset by an increase in cash flow related to accounts payable of $4.0 million and an increase in cash flow related to income taxes of $2.6 million as we continued to incur losses, did not have to pay income taxes and received a tax refund in 2005 as a result of carrying back net operating losses to prior years.

        Cash used in operating activities in 2004 was $6.6 million compared to cash generated by operating activities of $3.7 million in 2003. This change was primarily due to a decrease in cash flow related to net loss of $5.5 million, before stock compensation charges, a decrease in cash flow related to accounts receivable of $1.4 million due to higher sales volumes, a decrease in cash flow related to accounts payable of $7.5 million, and a decrease in cash flow related to income taxes of $5.8 million as we paid prior tax liabilities and increased refunds receivable due to tax losses in the year. These decreases were offset by an increase in cash flow related to inventories of $10.7 million as we transitioned from building inventory in 2003 to lower inventory levels as volumes with one of our key customers decreased.

        Investing Activities.    Net cash used in investing activities for the six months ended June 30, 2006 was $0.3 million compared to $0.3 million for the six months ended June 30, 2005. This change is not considered significant.

        Net cash provided by investing activities was $1.3 million in 2005 compared to net cash used in investing activities of $0.5 million in 2004. This change is attributable to the proceeds of $1.8 million from the sale of the building containing our manufacturing operation in 2005 to raise capital to fund our operations. We currently lease back the building, and there was no disruption of manufacturing due to this transaction.

        Net cash used in investing activities was $0.5 million in 2004 compared to $1.5 million in 2003. This change is attributable to reductions in capital expenditures as our manufacturing facility became fully equipped and the liquidation of a certificate of deposit of $0.5 million that had previously been required to collateralize a letter of credit.

        Financing Activities.    Net cash provided by financing activities for the six months ended June 30, 2006 was $1.2 million compared to net cash used in financing activities of $1.0 million for the first six months of 2005. This change was primarily due to the increased usage of our revolving line of credit during 2006 to fund growth in our operations compared to the first half of 2005.

        Net cash provided by financing activities in 2005 was $3.5 million compared to $5.9 million in 2004. This change is attributable to approximately $1.4 million less in net borrowings against our revolving line of credit and an increase in net payments on capital leases and other debt of $1.0 million.

        Net cash provided by investing activities in 2004 was $5.9 million compared to net cash used in financing activities of $0.3 million in 2003. This change was primarily attributable to increased usage of our revolving line of credit to finance working capital needs as a result of our accelerating growth.

  Capital Resources

        In July 2006, we amended our credit agreement with our bank. The credit agreement, as amended, provides for a revolving line of credit with borrowings of up to $25 million, a term loan with borrowings of up to $2 million, and an equipment financing line of credit with borrowings of up to $2 million. Prior to July 2006, the credit agreement provided for a revolving line of credit of $15 million and no term loan or equipment line of credit.

        Under the revolving line of credit, we may borrow up to 85% of eligible accounts receivable plus the least of (i) a percentage of eligible inventory determined from time to time by our bank,

(ii) 80% of the appraised orderly liquidation value of eligible inventory and (iii) $7 million. Interest is payable monthly at prime plus 0.5% (prime plus 3.5% prior to July 2006). Outstanding borrowings under the revolving line of credit were $10.7 million as of June 30, 2006 and $9.5 million as of December 31, 2005. Borrowing availability as of June 30, 2006 was $2.8 million. Had the amended revolving line of credit maximum of $25 million been in effect at June 30, 2006, borrowing availability would have been $7.1 million.

        Under the new equipment financing line of credit, we may borrow up to 80% of the cost of equipment purchases up to the maximum of $2 million. Interest on equipment line of credit advances is prime plus 0.5%. Principal is due monthly through the maturity date of the credit agreement in July 2008, when all unpaid principal and interest is due.

        The term loan is amortized and paid monthly from September 2006 through July 2008. Interest is at prime plus 0.5%. Should we successfully complete an initial public offering of our stock, such as this offering, during the term of the credit agreement, we will be required to fully repay the term loan upon the closing of the initial public offering.

        Under the terms of the credit agreement, as amended, we are required to comply with certain financial and other covenants. The financial covenants require us to achieve minimum book net worth on a monthly basis, minimum net income on a quarterly basis, and limit annual capital expenditures under a defined annual cap. Also, we are required to achieve a minimum debt service coverage ratio in relation to the term loan and equipment line of credit. While we are currently in compliance with all financial covenants and expect to maintain compliance for the foreseeable future, we have in the past been in violation of one or more covenants. We were not in compliance with certain covenants as of December 31, 2005, January 31, 2006 and February 28, 2006. In April 2006, we received a waiver from our lender for all of the above covenant violations. We cannot assure you that we will not violate one or more covenants in the future. If we were to be in violation of covenants under our credit agreement, our lender could choose to accelerate payment on all outstanding loan balances. There can be no assurance that we would be able to quickly obtain equivalent or suitable replacement financing in this event. If we were not able to secure alternative sources of funding, such acceleration would have a material adverse impact on our financial condition.

        We have in the past utilized equipment leasing arrangements to finance capital expenditures. Equipment leases will continue to be a financing alternative that we may pursue in the future.

        We believe our existing cash balances, borrowing availability under our bank credit facility, and the cash expected to be generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our levels of net sales, the timing and extent of expenditures to support research and development activities, the expansion of manufacturing capacity both domestically and internationally and the continued market acceptance of our products. We could be required, or may choose, to seek additional funding through public or private equity or debt financings. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. These additional funds may not be available on terms acceptable to us, or at all.

Contractual Obligations

        The following table outlines our principal obligations and commitments, excluding periodic interest payments, as of December 31, 2005:

	Within One Year	1-3 Years	4-5 Years	After 5 Years	Total
	(in thousands)
Scheduled payments under contractual obligations:
Long-term debt	$290	$127	$6	$—	$423
Convertible notes	1,000	1,750	—	—	2,750
Capital lease obligations	431	739	115	—	1,285
Operating leases	216	301	256	—	773
Purchase commitments	655	—	—	—	655

Total	2,592	2,917	377	—	5,886
Potential cash requirements under existing commitments:
Letters of credit	500	—	—	—	500

Total	$3,092	$2,917	$377	$—	$6,386

        We believe that funds expected to be generated from future operations will be sufficient to satisfy these contractual obligations and commercial commitments and that the ultimate payments associated with these commitments will not have a material adverse impact on our liquidity position.

        In addition, as of June 2006, we had certain commitments with one of our executive officers pursuant to an employment agreement with that officer. For further information, see "Management—Employment Agreements."

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        In December 2005, we dismissed Deloitte & Touche LLP as our independent registered public accounting firm and engaged Corbin and Company, LLP as our independent registered public accounting firm. Our board of directors approved this change.

        Prior to the dismissal, we did not consult with Corbin and Company, LLP regarding the application of accounting principles to a specific completed or contemplated transaction or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with Corbin and Company, LLP regarding the type of audit opinion that might be rendered on our consolidated financial statements.

        Deloitte & Touche LLP's report on our consolidated financial statements as of December 31, 2004, and for each of the two years in the period ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our bank credit facility because borrowings under all lines under the facility are variable rate borrowings, generally at prime plus 0.5%. Assuming that all lines under the facility are fully drawn and holding other variables constant, each 1.0% increase in interest rates on our variable rate borrowings will result in an increase in annual interest expense and a decrease in our cash flows and income before taxes of approximately $0.3 million per year. We do not use derivative instruments to hedge the interest rate risk related to our credit facility.

        Upon completion of this offering, some of the proceeds may be invested in securities which may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, which may include commercial paper, money market funds, government and non-government debt securities. Currently, we are exposed to minimal market risks.

  Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

New Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 did not have a significant impact on our consolidated financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors using a fair value method and to record such expense in our consolidated financial statements. Effective January 1, 2006, we adopted SFAS No. 123(R) using the modified prospective transition method. The impact of adoption of SFAS No. 123(R) is described in Note 2 to the consolidated financial statements, which are included elsewhere in this prospectus.

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that we recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosures. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. The adoption of this statement is not expected to have a material impact on our consolidated financial position or results of operations.

BUSINESS

Overview

        We design and manufacture high performance memory subsystems. We sell our subsystems to OEMs in the server, high performance computing and communications markets. Within these markets, we target applications in which memory plays a key role in enabling overall system performance. Our memory subsystems are incorporated into multiple platforms at IBM, Dell, Gateway, Lenovo and Hewlett-Packard. Our subsystems are designed and manufactured to specifically address the high performance needs of these customers' systems.

        We collaborate with our OEM customers in the earliest stages of their new product design cycles. This collaboration provides us with unique insight into the OEM's system architecture and performance requirements and expands our systems expertise. In addition, we have developed a portfolio of proprietary technologies and design techniques to meet OEM needs, including efficient planar design, alternative packaging techniques and custom semiconductor logic. As a result, we are able to design application-specific memory subsystems with optimal combinations of high memory density, small form factor, high signal integrity, effective heat dissipation and low cost per bit. We also offer our OEM customers flexible order fulfillment and rapid turnaround times.

Industry Background

  Memory is a Critical Element of Virtually All Electronic Systems

        Semiconductor memory is a fundamental element of electronic systems. It is used in virtually every computing, communications, consumer electronics, defense, aerospace and industrial application. Some of the most memory-intensive applications include high-end PCs, servers, workstations, storage systems, routers, and switches. Other memory-intensive applications include mobile phones, personal digital assistants, digital cameras and digital audio players. Memory is particularly important in systems requiring greater processing power and higher functionality, and comprises a significant portion of the total cost of materials. For example, we believe that memory comprises up to two-thirds of the total cost of materials for a typical blade server.

        The market for memory is large and rapidly growing. In 2005, the most common type of memory, DRAM, generated $25.2 billion of revenue, or 51% of global memory revenue, according to the market research firm Gartner Dataquest. Gartner Dataquest further estimates that worldwide DRAM shipments will grow at a compound annual growth rate, or CAGR, of 54.6%, from 238 billion megabytes in 2005, to 1.36 trillion megabytes in 2009.

        The market for servers is growing, and the amount of memory in these servers is increasing. For example, market research firm International Data Corporation, or IDC, expects server shipments to grow from 7.0 million in 2005 to 10.7 million in 2009, representing a CAGR of 10.9%, and the amount of DRAM memory in those servers is expected to increase at a higher CAGR of 26.4%. These market projections underscore the continuing importance of memory in electronic systems.

  Designing Sufficient Memory into Advanced Systems Has Become Increasingly Difficult

        Memory-intensive applications continually evolve to keep pace with end user demands for higher performance, as measured by speed, functionality, or smaller physical size. OEMs develop new technologies and innovative system architectures to meet these requirements. For example, enterprise computing has migrated toward network and Internet computing models that rely upon high performance servers and storage systems. In telecommunications, the emergence of the Internet Protocol has led OEMs to develop switches and routers that offer enhanced functionality and services. Consumer electronics are also converging to offer both communications and computing functionality in ever smaller form factors and at lower prices. Each successive generation of these new systems is increasingly sophisticated.

        As OEMs continue to develop new generations of higher performance electronic systems, designing the requisite amount of memory into increasingly complex system architectures has become a significant challenge. Shrinking form factors and higher performance demands require low profile, high-density memory subsystems that operate at high speeds. This poses significant challenges for system designers. For example, shrinking form factors necessitate tight spacing between memory ICs and require new methods of heat dissipation. The migration to more powerful, multi-processor architectures increases this design challenge. System designs must ensure optimal electronic signal integrity and efficient board layout to capture the performance benefits of these technological advances. OEM designs for high performance systems with powerful processors and high density memory typically employ unique system architectures. As a result, these systems require application-specific memory subsystems with distinct memory capacities and configurations.

        Servers illustrate the increasing complexity and importance of innovative memory design in high performance systems. Servers play an important role in the enterprise information technology infrastructure, as they execute a broad range of functions, including email communication, video streaming, data mining, data warehousing and web-based services. These servers require high performance microprocessors and large memory capacities to support multiple functions, concurrent users and increasingly complex applications. Strong market demand, coupled with OEM efforts to increase system performance while reducing total cost of ownership, has fueled the development of innovative server architectures such as low-profile blade servers. According to IDC, blade server shipments are expected to grow from 510,000 in 2005 to approximately 2.9 million in 2009, representing a 53.9% CAGR. Furthermore, IDC projects end-user spending on blade servers will represent 21% of the worldwide server market by 2009.

        Blade servers are characterized by small physical size and shape, which allows for dense configuration in a high performance computing cluster. These clusters occupy less space than traditional rack-mounted servers, and can achieve supercomputing performance at a fraction of the cost. In addition, blade servers are rapidly migrating to 2-way and 4-way processor systems to achieve greater computing performance, but the use of multi-processor architectures requires an accompanying increase in system memory capacity. For example, a server with a 4-way processor could require four times the memory of a typical single processor server. Blade servers' small form factors, typically with a vertical height of less than 1.75 inches, or 1-U, create significant memory subsystem design challenges. Blade servers may have up to 64 gigabytes of memory, and designing such large densities of memory into a low profile system faces numerous physical constraints. For example, high density memories concentrate heat in a tight space, yet temperature variations of as little as a few degrees can lead to systemic failure.

  The Traditional Memory Supply Chain Cannot Deliver High Performance Memory Solutions

        Memory ICs are typically assembled together on a card, or module, before being incorporated into electronic systems. Memory modules save valuable motherboard space in an electronic system, allow for the use of different types and densities of memory in the same system, and facilitate subsequent upgrading of the memory to a different type or density. According to iSuppli, a market research firm, the global DRAM module market was $21.4 billion in 2005, representing 86% of the total DRAM market.

        Most DRAM memory modules sold to OEMs have traditionally been produced by the same companies that manufacture DRAM ICs. In an effort to continually reduce costs and achieve higher memory densities, DRAM manufacturers typically operate their own fabrication facilities and use leading edge manufacturing processes, which require multi-billion dollar capital investments. To maximize capacity utilization and reduce unit costs, DRAM manufacturers have historically focused on the highest volume applications, such as PCs, to recoup their investments. Memory modules used in PCs employ industry standard configurations, are largely commoditized, and require limited systems expertise to develop. Therefore, DRAM manufacturers generally have not focused on developing the systems expertise necessary to produce application-specific memory subsystems that incorporate small form factors, high speed, optimal thermal characteristics and signal integrity.

        DRAM manufacturers have historically attempted to address increased demands for memory in electronic systems by developing new generations of memory ICs with increased density. For example, the density of a 1 gigabyte memory module comprised of eighteen 512 megabit ICs can be doubled to 2 gigabytes by using eighteen 1 gigabit ICs. This approach of using next-generation ICs, however, can be problematic for OEMs. When first introduced, next-generation DRAM ICs are only available in limited supply and typically command a premium price on a per-byte basis compared to current-generation DRAM ICs. Next-generation DRAM ICs can sell at prices up to ten times higher than current-generation ICs at introduction, and it may take as long as five years to achieve price parity between the generations. Thus, the increasing demand for higher density memory solutions exceeds the pace at which memory IC manufacturers are able to cost-effectively produce next-generation memory ICs and reduce the cost of current-generation memory ICs. One approach to addressing the need for high density memories in a more cost-effective manner is the stacking of memory ICs, or chip-stacking. Chip-stacking is a process in which DRAM ICs are stacked prior to assembly of the memory subsystem. For example, a 4 gigabyte memory module can be made with 36 stacks of two 512 megabit ICs. While it can be less expensive than non-stacked solutions, stacking costs can still constitute a significant portion of the cost of materials for a memory module.

        Other industry dynamics are reducing the DRAM manufacturers' focus on the high density DRAM subsystems market. In an effort to achieve greater diversification and profitability, the largest DRAM manufacturers have dedicated increasing design resources and manufacturing capacity to non-DRAM products such as flash memory and complementary metal oxide semiconductor, or CMOS, image sensors, further decreasing their desire and ability to supply high performance, application-specific memory subsystems that may sell in relatively low volumes. In addition, an increasing portion of global DRAM supply is being manufactured by integrated device manufacturers and third party foundries that lack back-end capability beyond wafer fabrication. In contrast to traditional DRAM manufacturers with fully integrated operations, these companies generally lack the internal packaging and assembly capabilities to produce modules. The most recently established DRAM manufacturers have focused on commodity-driven, mass-production business models rather than the memory module market.

  A Need for High Performance Memory Subsystem Suppliers Exists Today

        Historically, many OEMs designed and manufactured their memory ICs and subsystems in-house. However, the increasing complexity of systems, proliferation of different platforms, continuing evolution of industry standards, increasing need for customization and OEM desire to reduce capital investments are driving OEMs to purchase ICs and subsystems from specialized suppliers focused on developing innovative subsystem solutions. These suppliers require extensive systems expertise to engage with the OEM customer throughout the product development cycle to produce a highly differentiated memory solution that addresses the issues and constraints specific to a particular high-end system. Since industry-standard products are inadequate, these solution providers must employ innovative technologies, such as efficient planar design, alternative packaging techniques and custom semiconductor logic design capabilities, to develop memory subsystems customized for OEMs' specific systems. OEMs also require these suppliers to meet a number of additional criteria beyond innovation, such as low cost, rapid time-to-market and high product quality.

Our Solution

        We provide high performance memory subsystems to the server, high performance computing and communications markets. We utilize our innovative and proprietary technology, as well as our extensive systems expertise, to bridge the gap between industry standard approaches and the requirements of complex OEM systems. Our application-specific solutions provide customers with the following key benefits:

        Highly Differentiated Memory Solutions Through Deep Customer Engagement.    We work closely with our OEM customers, from the earliest stages of new product definition through the ramp up to mass production, to develop and deliver application-specific memory subsystems which address the full range of system architecture and performance requirements. Our close, collaborative relationships with our OEM customers give us early insight both into their current needs and into future technology trends. In addition, our in-depth systems expertise, coupled with our ability to customize solutions, enables our OEM customers to offer differentiated products that feature high levels of performance while improving reliability and, in some cases, reducing cost.

        High Performance Through Proprietary Technologies and Design Techniques.    We have developed a portfolio of proprietary technologies and design techniques to achieve optimal electronic signal strength and integrity, high memory density and improved heat dissipation. For example, our innovative printed circuit board, or PCB, designs enhance electronic signal integrity, allowing our customers to design and market products that operate at the highest commercially available speeds, such as the DDR2 specification, which is designed to operate at speeds up to 800 MHz. Another technique we utilize is to embed passive devices within the PCB, thereby freeing valuable board space to reduce form factors and improve signal integrity. Our solutions also address the system-level thermal issues encountered at high operating speeds via such innovations as planar designs and proprietary heat dissipation technologies that allow us to minimize heat concentrations within the system.

        High Quality and Reliability.    We perform a full range of product reliability testing and share the results with our customers on an on-going basis. We use advanced design tools to simulate accurately the system performance targets of our customers and to ensure that our products comply with our customers' specifications. All of our memory subsystems undergo both functional and system burn-in testing prior to delivery to our customers. We complement our test capabilities with advanced imaging technology to inspect the quality of our micro ball grid array, or microBGA, assemblies. We believe that our testing procedures significantly enhance the quality and reliability of our products.

        Rapid Order Fulfillment Capability.    We operate our manufacturing facility in a manner that maximizes our ability to meet changing customer demand. Our turn-around times are typically one week or less, and in some cases as few as two days, which allows us to match unforeseen customer demand and to provide our OEM customers with timely access to products.

        Cost-Effective Memory Solutions.    We provide high performance memory subsystems at what we believe to be the lowest cost per bit for many applications. Our portfolio of proprietary technologies and design techniques allow us to use cost-effective, current generation DRAM ICs and in some cases avoid additional costs from chip-stacking to significantly lower the cost of our memory subsystems. Additionally, the superior thermal characteristics and electronic signal integrity of our subsystems helps OEMs reduce costs through simplified system design.

Our Strategy

        Our objective is to be the leading provider of high performance memory subsystems. Key elements of our strategy include:

        Further Sales Penetration of Existing Customers.    Our current OEM customer base has a large and diversified portfolio of system platforms that require high performance memory solutions. Today, we sell our products into a relatively small number of those platforms. As our relationships continue to develop with each of our existing customers, we will seek to provide them with memory solutions for a greater number of their existing and future platforms. A memory subsystem supplier's track record of quality and reliability is an important factor in a customer's purchase decision for each individual platform. We believe that our demonstrated ability to deliver high quality products meeting stringent customer demands will facilitate the adoption of our products into additional platforms with these OEMs. We believe that in some cases we will be able to migrate into these additional platforms with products that are already qualified for use by the customer, thereby significantly decreasing the time and expense required to bring that particular product to market with that customer.

        Establish Relationships with New Customers.    We will continue to dedicate significant sales and marketing resources to establish new relationships with industry-leading OEMs. We are particularly focused on customers for whom memory subsystem performance is a key determinant of overall system performance. Our sales team, which includes field applications engineers, engages with OEMs to understand their memory subsystem requirements, identify and deliver the optimal solution to meet those requirements, and assist with the implementation of that solution within the OEMs' overall system architecture. We believe that engaging with these prospective customers at an early stage of their system development will facilitate the adoption of our products, grow sales volumes and help us to gain additional insight into market and technology trends.

        Target New Applications and Product Opportunities.    We believe that we have established a reputation as a technology leader in the design, development and manufacture of high performance memory subsystems. To date, we have applied our technology successfully to a broad range of server products, from rack-mounted and tower servers to low-profile blade servers and other space constrained server applications. We intend to develop additional memory solutions based on our core technology capabilities for the communications, military, aerospace and industrial markets. In addition, we intend to explore the development of flash memory solutions targeting OEM applications that require high densities of non-volatile memory.

        Continue to Invest in the Development of Proprietary Technology.    We intend to actively expand our intellectual property portfolio and engineering capabilities by investing in research and development. We have filed, and intend to continue to file, patent applications covering our current and future intellectual property. One targeted area of technology development is the design of custom logic ICs that can be used in memory subsystems to provide value-added features. As new technologies are developed, we intend to expand our product offerings to incorporate the performance enhancements they enable.

        Establish International Operations and Manufacturing Capabilities.    We plan to establish a manufacturing facility in China during the first half of 2007. We believe that this international expansion will allow us to improve our support of major OEMs with manufacturing sites in China, lower our production costs and provide access to engineering talent residing in China. We have identified a specific site for our China operations and have commenced recruiting local personnel. We believe that our presence in China will help us develop products and participate more effectively in the high growth regional markets.

Our Products

        We design and manufacture high performance memory subsystems for the server, high performance computing and communications markets. We currently sell memory subsystems with speeds up to 667 MHz, capacities up to 8 gigabytes, and form factors as small as 0.72 inches, or 18.3 millimeters, in height. Our products for the server market address a broad variety of memory capacity and configuration requirements, as well as a broad range of server types, including tower, rack-mounted, and blade servers. Our current products primarily support DDR and DDR2 DRAM technologies.

        The following table lists representative products from our major families of high performance memory subsystems:

DDR2 Registered Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
256MB	30 mm	400/533	RAID Memory
1GB	18.3 mm	400/533/667	Blade Servers
1GB	30 mm	400/533/667	1U, 2U+ Servers, Networking
2GB	30 mm	400/533/667	1U, 2U+ Servers, Networking
2GB	18.3 mm	400/533/667	Blade Servers, Networking
4GB	30 mm	400/533/667	1U, 2U+ Servers, Workstations
4GB	18.3 mm	400/533/667	Blade Servers
DDR2 Fully Buffered Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
1GB	30 mm	400/533/667	1U, 2U+ Servers, Workstations
2GB	30 mm	400/533/667	1U, 2U+ Servers, Workstations
2GB	18.3 mm	400/533/667	Blade Servers
4GB	30 mm	400/533/667	1U, 2U+ Servers
DDR2 Unbuffered Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
1GB	30 mm	400/533/667	Workstations
2GB	30 mm	400/533/667	Workstations
DDR2 Small Outline Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
1GB	30 mm	400/533/667	Notebooks, Networking
2GB	30 mm	400/533/667	Notebooks, Networking
DDR Registered Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
1GB	1.2"	400	1U, 2U+ Servers
1GB	0.72"	400	Blade Servers, Networking
2GB	1.2"	400	1U, 2U+ Servers
2GB	0.72"	400	Blade Servers, Networking
4GB	2"	400	1U, 2U+ Servers
4GB	1.2"	400	1U, 2U+ Servers
8GB	1.2"	400	1U, 2U+ Servers

DDR Unbuffered Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
1GB	1.2"	400	1U, 2U+ Servers, Workstations
2GB	1.2"	400	1U, 2U+ Servers, Workstations
DDR Small Outline Dual In-line Memory Modules
Density	Height	Speed (MHz)	Applications
1GB	1.2"	400	Notebooks, Networking

Technology

        We have a portfolio of proprietary technologies and design techniques and have assembled an engineering team with expertise in semiconductor, PCB, memory subsystem and system design. Our technology competencies include:

        Very Low Profile Designs.    We were the first company to create a 1 gigabyte memory subsystem in a form factor of less than one inch in height. We believe our proprietary board design technology is particularly useful in the rapidly growing blade server market, where efficient use of motherboard space is critical. Our technology has allowed us to decrease the system board space required for memory, and improve thermal performance and operating speeds, by enabling our customers to use alternative methods of component layout.

        Proprietary PCB Designs.    We utilize advanced, proprietary techniques to optimize electronic signal strength and integrity within a PCB. These techniques include the use of 8- or 10-layer boards, matching conductive trace lengths, a minimized number of conductive connectors, or vias, and precise load balancing to, among other things, help reduce noise and crosstalk between adjacent traces. In addition, our proprietary designs for the precise placement of intra-substrate components allow us to assemble memory subsystems with significantly smaller physical size, enabling OEMs to develop products with smaller footprints for their customers.

        Planar Design.    Our planar solutions are designed to provide high density solutions in a more cost-effective manner than traditional chip-stacking. We believe traditional chip-stacking can represent up to 30% or more of the total cost of a memory subsystem. Our planar solutions achieve the same densities as chip-stacked modules but do so by leveraging our PCB design expertise to place ICs in two rows in the same plane rather than on top of each other. Our planar memory subsystem designs feature high memory capacity with improved thermal characteristics by dissipating heat uniformly throughout the PCB.

        Advanced Planar Designs.    We plan to extend our planar design capabilities to develop very high density memory subsystems. These advanced planar designs may allow us to build modular solutions at lower costs compared to other packaging technologies. Additionally, these advanced planar solutions may remove heat generated by memory components in a more effective manner and can be used to build memory subsystems in a number of densities and form factors.

        IC Design Expertise.    We have designed blocks of custom logic that can be implemented in a stand-alone IC or integrated with other functional blocks in other ICs. We use these custom logic blocks to effectively increase density and reduce costs by allowing the use of two current-generation, lower density DRAM ICs in lieu of a single next-generation higher density IC.

        Innovative Design Verification Tools.    We use our innovative and proprietary DRAM load simulators during the product development stage to carefully assess DRAM IC load balancing requirements in our memory subsystems. Our DRAM load simulators are mounted in a memory subsystem in place of DRAM ICs to test the electronic signal strength and integrity of the memory design without disrupting signal quality. This provides us with more accurate feedback than that provided by conventional means because we are able to measure the signals at the precise point of origination.

        Thermal Management Designs.    We design our memory subsystems to ensure effective heat dissipation. We use thermal cameras to obtain thermal profiles of the memory subsystem during the design phase, allowing us to rearrange components to enhance thermal characteristics and, if necessary, replace components that do not meet specifications. We use thermal simulation and modeling software to create comprehensive heat transfer models of our memory subsystems, which enables our engineers to quickly develop accurate solutions to potential thermal issues. We also develop and use proprietary heat spreaders to enhance the thermal management characteristics of our memory subsystems.

Customers

        We primarily market and sell our products to leading OEMs in the server, high performance computing and communications markets. Our memory subsystems are incorporated into multiple platforms at IBM, Dell, Gateway, Lenovo and Hewlett-Packard. Sales to IBM, Dell and Lenovo generated approximately 20%, 35% and 13%, respectively, of our net sales in 2005, and 46%, 33% and 2%, respectively, of our net sales in the first six months of 2006.

        The following chart summarizes some of our representative customers in our principal end markets for the first six months of 2006(1):

Servers	Workstations	Mobile Computing
Dell, Gateway, Google, IBM	Dell, Hewlett-Packard	Hewlett-Packard, Lenovo
High Performance Computing	Communications
PSSC Labs, Verari, Western Scientific	Force10, Stoke, Tekelec

(1)
Listing does not include all representative markets or customers due to contractual confidentiality provisions.

        Our sales are made primarily pursuant to standard purchase orders that may be rescheduled or canceled on relatively short notice. Thus, we do not have a significant backlog.

Sales and Marketing

        We market and sell our products through a direct sales force and a network of independent sales representatives. Our sales activities focus primarily on developing strong relationships at the technical, marketing and executive management levels within market-leading OEMs. These OEMs design systems for a variety of applications that require a significant number of high performance memory subsystems, representing substantial opportunities for us. We have been successful in developing OEM relationships through our ability to provide high performance memory subsystems. Our direct sales group and field application engineers work closely with our OEM customers at an early stage of their design cycles to solve their design challenges and to design our products into their systems.

        We believe in the timely communication and exchange of information with our customers. We utilize well-trained, highly technical program management teams to successfully drive new product development and quickly respond to our customers' needs and expectations. Our program management teams provide quick response times and act as a single point-of-contact for routine issues during the sales process. Additionally, they address the long-term business and technology goals of our customers. We employ a team approach to business development whereby our sales team and independent representatives identify, qualify and prioritize customer prospects through offices in a number of locations worldwide.

        Our marketing efforts are twofold: creating awareness of the benefits of our proprietary technologies and design techniques in the development of application-specific memory subsystems, and building our brand awareness with our current and potential customers.

Manufacturing

        We currently manufacture all of our products at our facility in Irvine, California. Our advanced engineering and design capabilities, combined with our in-house manufacturing processes, allow us to assemble our memory subsystems reliably and in high volume. Our advanced, customized manufacturing facility is capable of surface mount assembly, subsystem testing, system-level burn-in testing, programming, marking, labeling and packaging. At each stage of the production cycle, including product prototyping, qualification sample production and high-volume manufacturing and delivery, we focus on providing our customers with rapid response and short manufacturing turn-around times. Manufacturing cycle times for our products are typically one week or less, and in some cases as few as two days, from receipt of order.

        We plan to expand our manufacturing capabilities by opening a new facility near Shanghai, China, which we expect will begin production in the first half of 2007. This facility will be configured in the same manner as our Irvine facility and, once operating, will significantly increase our manufacturing capacity. We believe that this facility will enable us to achieve better operating leverage through lower material and labor costs. This facility will also put our products in closer proximity to a number of our end customers allowing us to fulfill customer orders more quickly.

        We acquire components and materials such as DRAM ICs from third party suppliers and assemble them into finished subsystems. We believe that one of our key strengths is the procurement and efficient management of components for our subsystems, which benefits our customers in the form of lower costs and increased product availability. We have developed strong supplier relationships with key DRAM IC manufacturers, which we believe gives us direct and ready access to the critical components that we need for our production activities. We typically qualify our products with our customers using several manufacturers of DRAM ICs. The flexibility to choose from several DRAM IC providers allows us to minimize product cost and maximize product availability.

        We schedule production based on purchase order commitments and anticipated orders. In addition, we use advanced inventory management and material resource planning techniques to manage our supply chain. Using electronic data interchange with our suppliers, we are able to react quickly to changes in raw material availability. We release raw materials to the manufacturing floor by means of an on-line computerized system, which allows for internal quality analysis, direct access to inventory information and production floor material tracking. We have a flexible manufacturing system, and we have the capability to sell excess quantities of DRAM ICs to mitigate inventory risks. Our sales of excess inventory to distributors and other users of memory ICs generated $19.1 million, or 24%, and $7.4 million, or 11%, respectively, of our net sales for 2005 and the first six months of 2006.

        Our quality assurance engineers work with our suppliers to ensure that the raw materials we receive meet our high quality standards. These engineers also perform onsite quality control audits and use our internal test and inspection systems to verify that purchased components and materials meet our specifications. Our supplier quality program and incoming material quality control program are important aspects of our overall manufacturing process.

        We strive to reduce product failures to the lowest possible rate. To achieve this goal, we perform ongoing reliability testing on our memory subsystems and share the results of that testing with our customers. We believe that this improves the system design process and allows for the elimination of potential problems at the earliest possible stage. In addition, we have implemented procedures that require all of our memory subsystems to undergo functional and system burn-in testing prior to delivery to the customer. We complement our test capabilities with advanced imaging technology to inspect the quality of our microBGA assemblies.

        We are certified in ISO 9001:2000 Quality Management Systems, ISO 14001:1996 Environmental Management Standards, and OSHAS 18001:1999 Occupational Health and Safety Management Systems.

Competition

        Our products are primarily targeted for the server, high performance computing and communications markets. These markets are intensely competitive, as numerous companies vie for business opportunities at a limited number of large OEMs. Our primary competitors are memory module providers such as SimpleTech, Inc., SMART Modular Technologies, Inc., and Viking Interworks, a division of Sanmina-SCI Corporation. We also face competition from DRAM manufacturers in a limited range of applications. As we enter new markets and pursue additional applications for our products, we may face competition from a larger number of competitors.

        Many of our competitors have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer standing relationships with customers and suppliers. Some of our competitors may also have a greater ability to influence industry standards than we do, as well as more extensive patent portfolios.

        Some of our customers and suppliers may have proprietary products or technologies which are competitive with our products, or could develop internal solutions or enter into strategic relationships with, or acquire, existing high-density memory module providers. Any of these actions could reduce our customers' demand for our products. Some of our significant suppliers of memory ICs may be able to manufacture competitive products at lower costs by leveraging internal efficiencies, or could choose to reduce our supply of memory ICs, adversely affecting our ability to manufacture our memory subsystems on a timely basis, if at all.

        Our ability to compete in our current target markets and in future markets will depend in large part on our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to respond to changing market requirements. We believe that the principal competitive factors in the selection of high performance memory subsystems by potential customers are:

  •
  understanding of OEM system and business requirements;

  •
  timeliness of new product introductions;

  •
  design characteristics and performance;

  •
  quality and reliability;

  •
  track record of volume delivery;

  •
  credibility with the customer;

  •
  fulfillment capability and flexibility; and

  •
  price.

        We believe that we compete favorably with respect to these factors. We expect, however, that our current and future competitors could develop competing products that could cause a decline in sales or loss of market acceptance of our products.

Research and Development

        The market for high performance memory subsystems is characterized by rapid and continuous technology development and product innovation. We believe that the continued and timely development of new products and the enhancement of existing products are critical to maintaining our competitive position. Our research and development engineers focus on new product design and development, the development of thermal and electronic signal integrity solutions, new product testing techniques and methodologies and improvements to our manufacturing processes.

        Our engineering staff continually explores practical applications of new technologies, works with our OEM customers and provides support services throughout the product life cycle, including architecture definition, component selection, schematic design, layout, manufacturing and test engineering. An important aspect of our research and development effort is to understand the challenges presented by our OEM customers' requirements and satisfy them by utilizing our industry knowledge, proprietary technologies and technical expertise.

        We believe that to remain competitive we must continue to focus on developing advanced memory subsystem technologies to address our customers' increasingly complex memory subsystem requirements. Our total expenditures for research and development were $11.8 million, $3.8 million and $3.0 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $1.9 million and $1.5 million for the six months ended June 30, 2005 and June 30, 2006, respectively. Included in total research and development expense was stock-based compensation expense of $9.7 million, $0.1 million and $(0.1) million for the years ended December 31, 2003, 2004 and 2005, respectively. Stock-based compensation expense for the six months ended June 30, 2005 and 2006 was not significant.

        We use advanced design tools to develop products that operate at high frequencies. These design tools enable real-time simulation and behavioral modeling of our designs using the input/output buffer information specification of our suppliers' components. These simulation tools help us reduce or eliminate electronic signal reflections, clock skews, signal jitter and noise, all of which can reduce system performance and reliability.

Intellectual Property

        Our high performance memory subsystems are developed in part using our proprietary intellectual property, and we believe that the strength of our intellectual property rights will be important to the success of our business. We utilize patent and trade secret protection, confidentiality agreements with customers and partners, disclosure and invention assignment agreements with employees and consultants and other contractual provisions to protect our intellectual property and other proprietary information.

        As of June 30, 2006, we had four patents issued and ten patent applications pending. Our issued patents and patent applications relate to PCB design and layout techniques, packaging techniques, and the use of custom logic in high performance memory subsystems. We intend to actively pursue the filing of additional patent applications related to our technology advancements. While we believe that our patent and other intellectual property rights are important to our success, our technical expertise and ability to introduce new products in a timely manner also will continue to be important factors in maintaining our competitive position. Accordingly, we believe that our business is not materially dependent upon any one claim in any of our pending patent applications.

        Despite our precautions, a third party may reverse engineer, copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around any patents issued to us. There can be no assurance that our efforts taken to prevent misappropriation or infringement of our intellectual property by third parties have been or will be successful.

Employees

        As of June 30, 2006, we had 88 full-time employees, including 49 employees in operations, 16 employees in research and development, 13 employees in sales and marketing, and 10 employees engaged in other administrative functions. Our operations department performs manufacturing, procurement and planning activities. We use contract employees in our operations department from time to time to effectively manage our manufacturing workflow. As of June 30, 2006, our operations department had 62 contract employees engaged full-time in manufacturing. We are not party to any collective bargaining agreements with any of our employees. We have never experienced a work stoppage, and we believe our employee relations are good.

Facilities

        Our corporate headquarters are located in approximately 7,000 square feet of space in Irvine, California, under a lease that expires in June 2007. We also lease approximately 8,000 square feet of space for our manufacturing facility located in Irvine, California. This lease expires in November 2010. In addition, we lease offices on a monthly basis in corporate office centers located in Austin, Texas, Raleigh, North Carolina and Dublin, Ireland. We believe that our current facilities are adequate for our current and expected operations for the next 12 months and that additional space can be obtained if needed.

Legal Proceedings

        From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. To date, no legal proceeding has had a material effect on us and, as of the date of this prospectus, we are not party to any material legal proceeding. However, we believe that protecting our intellectual property is integral to our future success and competitive advantage, and as such, we may be involved in material legal proceedings relating to our intellectual property on a regular basis in the future.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions, are as follows:

Name	Age	Position
Chun K. Hong	45	President, Chief Executive Officer and Chairman of the Board
Jayesh Bhakta	48	Vice President of Engineering
Lee Kim	47	Vice President, Chief Financial Officer and Secretary
Christopher Lopes	46	Vice President of Sales
Nam Ki Hong	43	Director
Thomas F. Lagatta	48	Director
Alan H. Portnoy	61	Director
David M. Rickey	50	Director
Preston Romm	52	Director

        Chun K. Hong has been our President and Chief Executive Officer since our inception, and assumed the title of Chairman of the Board in January 2004. From September 2000 to September 2001, Mr. Hong served as President and Chief Operating Officer of Infinilink Corporation, a DSL equipment company. Mr. Hong assisted us on a part-time basis until his departure from Infinilink, at which time he assumed full-time responsibilities with us. In the third quarter of 2001, Infinilink filed for bankruptcy under Chapter 7. From July 1998 until September 2000, Mr. Hong served as Executive Vice President of Viking Components, Inc., a memory subsystems manufacturing company. From November 1997 to June 1998, he was General Manager of Sales at LG Semicon Co., Ltd., a public semiconductor manufacturing company in South Korea. From April 1992 to October 1997, Mr. Hong served as Director of Sales at LG Semicon America, Incorporated, a subsidiary of LG. From December 1983 to March 1992, Mr. Hong held various management positions at LG subsidiaries in South Korea. Mr. Hong received his B.S. in economics from Virginia Commonwealth University and his M.S. in technology management from Pepperdine University's Graduate School of Management.

        Jayesh Bhakta has been our Vice President of Engineering since he joined us full-time in January 2001. From November 2000 to January 2001, Mr. Bhakta was a staff engineer with aerospace manufacturer Hydro-Aire, Inc., a Crane Co. subsidiary. From November 1993 to October 2000, Mr. Bhakta was Chief Engineer at Viking Components. Prior to Viking Components, Mr. Bhakta was a senior design engineer and Engineering Manager with SMT Products Corp. Mr. Bhakta has represented us at the Joint Electron Device Engineering Council, or JEDEC, since he joined us, and has represented us on the board of directors of JEDEC for the last year. Mr. Bhakta holds a B.S. in electrical engineering from the University of California at Los Angeles.

        Lee Kim has been our Vice President, Chief Financial Officer and Secretary since January 2006. Since October 2003, Mr. Kim has been a partner in Tatum LLC, a national professional services firm providing senior financial executive-level services. From February 1999 to May 2003, Mr. Kim was Senior Vice President and Chief Financial Officer of Epicor Software Corporation, a publicly-traded developer of enterprise resource planning software for mid-market companies. From October 1997 to February 1999, he served as Vice President, Corporate Controller and Chief Accounting Officer of FileNet Corporation, a publicly-traded developer of enterprise content management software. From April 1993 to October 1997, Mr. Kim served as Director of Finance of Wonderware Corporation, a publicly-traded developer of supervisory control and data acquisition software. Mr. Kim began his career with Deloitte Haskins & Sells (now known as Deloitte & Touche LLP), serving in the audit practice from July 1981 to December 1987. Mr. Kim received his B.S. in Economics, majoring in accounting, from the Wharton School of the University of Pennsylvania in May 1981.

        Christopher Lopes has been our Vice President of Sales since our inception. From November 1997 to August 2000, Mr. Lopes was an account executive, and then the Director of OEM Sales, North America, at Viking Components. From June 1996 to November 1997, Mr. Lopes was an account executive with Platinum Associates, a manufacturer's representative sales company. From August 1990 to June 1996, Mr. Lopes was an account executive with Philips Semiconductors. Mr. Lopes began his career as a design engineer with Lockheed Martin Corporation. Mr. Lopes received his B.S. in electrical engineering from California State University, Sacramento and his M.B.A. from Santa Clara University.

        Nam Ki Hong, who is the brother of our President, Chief Executive Officer and Chairman of the Board, Chun K. Hong, has served as a member of our board of directors since March 2004. Mr. Hong has served as Chairman of the board of directors of Northpoint Investment Partners, Pte. Ltd., a private investment firm based in Singapore, since September 2003. From September 2000 to November 2002, he served as Executive Director of Morgan Stanley & Co. International Ltd., Seoul Branch. From June 1998 to August 2000, he served as a First Vice President of Merrill Lynch International Inc., Seoul Branch. From September 1994 to May 1998, he served as a Vice President and portfolio manager of J.P. Morgan Investment Management Inc., based in Singapore. Prior to joining J.P. Morgan, Mr. Hong was as an equity research analyst of J. Henry Schroder Wagg & Co. Ltd., in Seoul. Mr. Hong holds a B.S.E. in chemical engineering from Princeton University and an M.B.A. from Columbia University. Mr. Hong is a Chartered Financial Analyst.

        Thomas F. Lagatta has served as a member of our board of directors since January 2006. Mr. Lagatta has served as Senior Vice President of Worldwide Sales for Broadcom Corp. since June 2006. Prior to that, he had served as the Enterprise Computing Group's Senior Vice President and General Manager since 2003. He joined Broadcom in 2002. Prior to that, Mr. Lagatta served as Vice President and General Manager of Anadigics, Inc., a semiconductor manufacturer. Before Anadigics, Mr. Lagatta served as Vice President of Business Development at Avnet, Inc. Prior to Avnet, Mr. Lagatta served in various senior management and technical positions for over 11 years at Symbios Logic, a storage systems company. Mr. Lagatta received a B.S.E.E. from Ohio State University and an M.S.E.E. from the University of Southern California.

        Alan H. Portnoy has served as a member of our board of directors since March 2004. Mr. Portnoy has served as President of Macronix America, Inc., since May 1996. From June 1995 to April 1996, he served as Managing Director for PNY Electronics, Inc., a memory module manufacturer. Mr. Portnoy was the Chief Operating Officer of LG Semicon America from 1988 to 1994, a Vice President for General Instruments Corporation from 1987 to 1988, a Senior Vice President for Silicon Systems from 1981 to 1987, and a Vice President for Macrodata Corporation from 1975 to 1980. Mr. Portnoy began his career with Fairchild Semiconductor. Mr. Portnoy presently serves on the board of Macro-Port, Inc. Mr. Portnoy received his B.S. in electrical engineering from the Rensselaer Polytechnic Institute and his M.S in Industrial Administration from Carnegie-Mellon University.

        David M. Rickey has served as a member of our board of directors since March 2004. Mr. Rickey served as Chairman of Applied Micro Circuits Corporation, or AMCC, from August 2000 to March 2005 and as the President and Chief Executive Officer from February 1996 to March 2005. From 1993 to 1995, he served as the Vice President of Operations of AMCC. During his time away from AMCC, Mr. Rickey served as the Vice President of Operations of NexGen, Inc. For eight years beginning in 1985, Mr. Rickey was employed by Northern Telecom, Inc. Mr. Rickey began his career at International Business Machines Corporation. Mr. Rickey presently serves on the board at Cytori Therapeutics, Inc. Mr. Rickey graduated Summa Cum Laude from Marietta College with a B.S. in Mathematics. He also has a B.S. in Metallurgy and Materials Science from Columbia University, and an M.S. in Material Science and Engineering from Stanford University.

        Preston Romm has served as a member of our board of directors since March 2004. Mr. Romm has served as Vice President of Finance and Chief Financial Officer of Iomega Corporation since March 2006. Prior to that, he served as Vice President of Finance and Chief Financial Officer of Dot Hill Systems beginning in November 1999. From January 1997 to November 1999, Mr. Romm served as Vice President of Finance, Chief Financial Officer and Secretary of Verteq, Inc., a semiconductor equipment manufacturer. From November 1994 to January 1997, Mr. Romm served as Vice President of Finance and Chief Financial Officer of STM Wireless, Inc. From July 1990 to November 1994, Mr. Romm served as Vice President and Controller of MTI Technology Corporation. Mr. Romm holds a B.S. from the University of Maryland and an M.B.A. from American University.

Board of Directors

        Our board of directors currently consists of six directors. All of our directors will stand for election at each annual meeting of stockholders.

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of these committees are as follows:

        Audit Committee.    Our audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee reviews the qualifications, independence and performance of our independent auditor, and approves the terms of engagement of our independent auditor. The members of our audit committee are Messrs. Portnoy, Rickey and Romm. Mr. Romm serves as chairperson of the audit committee. Each member of our audit committee meets the requirements for independence under the Nasdaq Marketplace Rules and applicable rules and regulations of the Securities and Exchange Commission, and our board of directors reviews the qualifications of our audit committee members from time to time to determine whether they continue to meet these independence requirements. Mr. Romm qualifies as an "audit committee financial expert," as defined in Rule 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended.

        Compensation Committee.    Our compensation committee discharges the responsibilities of our board of directors relating to compensation and benefits of our executive officers and directors and reviews our general policy relating to compensation and benefits. The members of our compensation committee are Messrs. Lagatta, Portnoy and Rickey. Mr. Rickey serves as chairperson of the compensation committee.

        Nominating and Governance Committee.    Our nominating and governance committee considers and makes recommendations to our board of directors regarding candidates to serve as members of our board of directors, reviews our general policy relating to selection of director candidates and members of committees of our board of directors, and reviews and makes recommendations to our board of directors regarding corporate governance principles. The members of our nominating and governance committee are Messrs. Lagatta, Rickey and Romm. Mr. Romm serves as chairperson of the nominating and governance committee.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is or has been one of our officers or employees. No member of our board of directors or compensation committee currently serves, or served during 2005, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Our non-employee directors receive annual base compensation of $30,000, paid in four quarterly installments, and compensation of $1,000 for each regularly scheduled board meeting, or committee meeting not held on the same day as a board meeting, that is attended. The chairperson of our audit committee receives an additional $5,000 per year. All of our directors, including our non-employee directors, are reimbursed for their reasonable out-of-pocket expenses incurred in attending board and board committee meetings. Our non-employee directors are also granted an option to purchase 25,000 shares of our common stock under our 2000 Equity Incentive Plan upon appointment or initial election to the board of directors, and will receive a grant of an option to purchase 10,000 shares of our common stock on August 1st of each year in which they continue to be a board member. These grants are subject to vesting over four years, contingent upon continued service as a director on the vesting date. Our employee directors do not receive cash compensation or option grants for their services as directors.

Indemnification of Directors and Officers and Limitation of Liability

        We intend to amend and restate our certificate of incorporation and bylaws prior to the completion of this offering. Our amended and restated certificate of incorporation will eliminate the personal liability of each of our directors for monetary damages resulting from any breach of his fiduciary duty as a director, except for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

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  for any transaction from which the director derived an improper personal benefit.

        Our amended and restated bylaws will provide that:

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  we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

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  we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

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  the indemnification rights conferred in the bylaws are not exclusive.

        We have entered into indemnification agreements with most of our current directors and executive officers. We intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. Subject to limited exceptions, these agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

        We intend to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws prior to the completion of this offering. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

        The exculpation of liability and indemnification provisions in our certificate of incorporation and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for any breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Code of Ethics

        We intend to adopt and post on our website, prior to the completion of this offering, a Code of Ethics that applies to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

Executive Compensation

        The following table presents information regarding the compensation received for the year ended December 31, 2005, by our chief executive officer and each of our other named executive officers. The compensation table excludes other compensation in the form of perquisites and other personal benefits to a named executive officer where that compensation constituted less than the lesser of $50,000 or 10% of his total annual salary and bonus for such period.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options	All Other Compensation
Chun K. Hong President, Chief Executive Officer and Chairman of the Board	$323,733	$—	$—	$—	—	$—
Jayesh Bhakta Vice President of Engineering	153,002	—	—	—	—	—
Lee Kim(1) Vice President, Chief Financial Officer and Secretary	—	—	—	—	—	—
Christopher Lopes Vice President of Sales	202,204	—	—	—	—	—
Daniel Skaggs(2) Vice President of Finance	162,000	—	—	—	30,000	—

(1)
Mr. Kim joined us in January of 2006. For a summary of Mr. Kim's terms of compensation, see "—Employment Agreements."

(2)
Mr. Skaggs' employment terminated in February 2006.

Option Grants in 2005

        The following table presents information regarding grants of stock options that we made during 2005 to the named executive officers. We granted these options to the named executive officers under our 2000 Equity Incentive Plan. All of the options listed on the following table expire ten years from the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of grant. The percentage of total options granted to employees in 2005 is based on options to purchase a total of 691,000 shares of our common stock that were granted to employees for the year ending December 31, 2005.

Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date(1)
Chun K. Hong	—	—	—	—
Jayesh Bhakta	—	—	—	—
Lee Kim	—	—	—	—
Christopher Lopes	—	—	—	—
Daniel Skaggs(1)	30,000	4.3%	$2.55	—

(1)
Mr. Skaggs' employment terminated in February 2006. Mr. Skaggs did not exercise his vested options within the 90-day period following his termination in accordance with the provisions of his option grant, and his options therefore terminated as of the end of that 90-day period and are no longer outstanding.

Aggregate Option Exercises in 2005

        None of the named executive officers exercised any stock options or stock appreciation rights in fiscal year 2005. The following table presents the number of shares of our common stock subject to unexercised options held by the named executive officers at December 31, 2005, and the value of the unexercised options that were in-the-money at that date. This value is calculated based on the difference between $1.48, the estimated fair market value of our common stock at December 31, 2005, and the exercise price for the shares underlying the option, multiplied by the number of shares.

	Number of Securities Underlying Unexercised Options at December 31,2005		Value of Unexercised In-the-Money Options at December 31, 2005
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Chun K. Hong	—	—	—	—
Jayesh Bhakta	—	—	—	—
Lee Kim	—	—	—	—
Christopher Lopes	—	—	—	—
Daniel Skaggs(1)	68,799	65,000	$43,262	—

(1)
Mr. Skaggs' employment terminated in February 2006. Mr. Skaggs did not exercise his vested options within the 90-day period following his termination in accordance with the provisions of his option grant, and his options therefore terminated as of the end of that 90-day period and are no longer outstanding.

Recent Option Grants to Management

        In August 2006, the compensation committee of our board of directors granted options to purchase the following numbers of shares of our common stock to the following members of our management: Chun K. Hong, 500,000; Lee Kim, 100,000 (85,000 of which were granted directly to him and 15,000 of which were granted in the form of a warrant to a company with which he is affiliated pursuant to an agreement between that company and us); Jayesh Bhakta, 100,000; Christopher Lopes, 100,000; and Paik Ki Hong, our Vice President of Procurement, 100,000. Each of these options has an exercise price of $7.00 per share. The options granted to Chun K. Hong and Lee Kim vest quarterly over four years. The options granted to the other three employees vest upon the termination of the lock-up period included in agreements that they entered into with us in August 2006 provided that they have not terminated their employment with us prior to that time. These agreements provide that they will not sell any of their shares of common stock during the two-year period following the termination of their lock-up agreements with the underwriters other than the sale of up to 25,000 shares each quarter pursuant to a written trading plan that complies with SEC Rule 10b5-1 and is approved by us.

Employment Agreements

        We entered into an employment agreement with Lee Kim, our Vice President, Chief Financial Officer and Secretary, at the time of his hiring in January 2006. Mr. Kim's employment agreement provides for an initial base salary of $200,000. We agreed to reimburse Mr. Kim for the costs of his health and welfare plan premiums in an amount up to $750.00 per month. Our employment relationship with Mr. Kim is at-will, and either we or Mr. Kim may terminate the employment relationship on 30 days' written notice. If Mr. Kim is terminated by us for any reason other than cause within his first year of employment, he will be entitled to a severance payment equal to one months' salary; if he is terminated by us for any reason other than cause after his first year of employment, he will be entitled to a severance payment equal to four months' salary; if he is terminated by us for any reason other than cause after his second year of employment, he will be entitled to a severance payment equal to six months' salary; and for each six months of employment after his second year of employment, if he is terminated by us for any reason other than cause he will be entitled to an additional one month's salary, capped at twelve months total. If Mr. Kim is terminated by us without cause, or without 30 days' prior notice, or if Mr. Kim resigns for cause, Mr. Kim will be entitled to the applicable severance compensation described above, plus one additional month's salary, and all of Mr. Kim's cash bonuses and stock options will immediately vest and become payable and exercisable, as applicable. If Mr. Kim is terminated by us without cause, or if Mr. Kim resigns for cause, as a result of, or within six months following, a change in control of our company, he will be entitled to a payment in the amount of 12 months' salary. In conjunction with Mr. Kim's hiring, we agreed to pay a portion of any cash or equity compensation earned by him as our employee to a company with which he is affiliated.

Employee Benefit Plans

  Amended and Restated 2000 Equity Incentive Plan

        We intend to amend and restate our existing 2000 Equity Incentive Plan in its entirety prior to the completion of this offering. In this prospectus we make reference to our 2000 Equity Incentive Plan, as it will be amended and restated, as the Amended and Restated 2000 Equity Incentive Plan. The Amended and Restated 2000 Equity Incentive Plan will be administered by the compensation committee of our board of directors. The compensation committee will have the authority to administer the plan, including the power to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards, the acceleration or waiver of any vesting, and the imposition of performance or forfeiture restrictions. The compensation committee, however, does not have the authority to waive any performance restrictions for performance-based awards. The compensation committee may reprice or otherwise amend the terms of any award granted under the plan, prospectively or retroactively, consistent with the terms of the plan. It also may at any time offer to buy out for a cash payment an award previously granted, or authorize the recipient of an award to elect to cash out an award previously granted. As used in this prospectus, the term "administrator" means the compensation committee.

        Shares Reserved for Issuance.    Subject to certain adjustments, we initially will be able to issue a maximum of              shares of common stock pursuant to awards granted under the Amended and Restated 2000 Equity Incentive Plan. That maximum number will automatically increase on a fixed date each year by the least of:

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  percent of the total number of shares of common stock outstanding on the date immediately preceding the date of the increase;

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  shares; and

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  such smaller number of shares as may be determined by our board of directors prior to that date.

        The following types of shares issued under the Amended and Restated 2000 Equity Incentive Plan may again become available for the grant of new awards under the plan:

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  shares that are forfeited to us or repurchased by us at less than fair market value; and

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  shares tendered to us to pay the exercise price of an option.

        Participants.    Any of our employees, our non-employee directors, and any consultants and advisors to us, as determined by the administrator, may be selected to participate in the Amended and Restated 2000 Equity Incentive Plan. We may award these individuals with one or more of the following:

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  stock options;

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  stock appreciation rights;

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  restricted stock and stock unit awards;

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  performance units;

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  stock grants; and

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  performance-based awards.

        Stock Options.    Stock options may be granted under the Amended and Restated 2000 Equity Incentive Plan, including incentive stock options, as defined under Section 422 of the Code, and nonqualified stock options. The option exercise price of all stock options granted under the Amended and Restated 2000 Equity Incentive Plan will be determined by the administrator, except that any incentive stock option or any option intended to qualify as performance-based compensation under Section 162(m) of the Code will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the administrator, but in no event after the tenth anniversary date of grant.

        Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent. The administrator may also allow payment by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender and broker-assisted cashless exercises and may authorize loans for the purpose of exercise as permitted under applicable law.

        Stock Appreciation Rights.    Stock appreciation rights, or SARs, entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. The administrator may pay that amount in cash, in shares of our common stock, or in a combination of both. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

        Restricted Stock and Stock Units. A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units), at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may, if permitted by the administrator, have full voting and dividend rights with respect to those shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

        Performance Units. A performance unit award is a contingent right to receive the value of a pre-determined number of shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved, but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance units in cash, or stock, or a combination of both.

        Stock Grants. A stock grant is an award of shares of common stock without restrictions. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation.

        Performance-Based Awards.    Grants of performance-based awards enable us to treat other awards granted under the Amended and Restated 2000 Equity Incentive Plan as "performance-based compensation" under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are "covered employees" as defined in Section 162(m) of the Code, only covered employees and those likely to become covered employees are eligible to receive performance-based awards. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales growth, operating earnings, operating cash flow, return on net assets, return on stockholders' equity, return on assets, return on capital, stock price growth, stockholder returns, gross or net profit margin, earnings per share, price per share and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

        Amendment and Termination.    Our board of directors may terminate, amend, or modify the Amended and Restated 2000 Equity Incentive Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. We may not make any grants under the Amended and Restated 2000 Equity Incentive Plan after             , 2016.

        Adoption by Stockholders.    We intend to seek approval of the Amended and Restated 2000 Equity Incentive Plan by the holders of a majority of the outstanding shares of our common stock and preferred stock prior to the completion of this offering.

  401(k) Plan

        We sponsor a defined contribution plan, or 401(k) Plan, intended to qualify under Section 401(a) of the Internal Revenue Code. Employees are eligible to participate in this plan provided they are employed full-time and have reached 21 years of age. Participants may make pre-tax contributions to the plan subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Under the plan's current terms, we may match the contributions of a participant, to the extent they do not exceed 6% of the participant's compensation, on a discretionary basis. Our contributions, if any, would generally be deductible by us when made. Contributions are held in trust as required by law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following is a description of certain relationships and related transactions to which we have been a party, in which the amount involved in each transaction or series of related transactions exceeds $60,000, and in which any of our directors, former or current executive officers or, to our knowledge, holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Related Parties

  Loans to Related Parties

        Our Vice President of Procurement, Paik Ki Hong, is the brother of Chun K. Hong, our President, Chief Executive Officer and Chairman of the Board, and of Nam Ki Hong, one of our directors. Mr. P. K. Hong received salary and bonuses in the amount of $125,693 for the year 2005. As of December 31, 2005 and June 30, 2006, Mr. P. K. Hong owed $22,865 in outstanding principal and accrued and unpaid interest on a full-recourse promissory note issued to us by Mr. P. K. Hong as part of the exercise price of then-vested options to acquire shares granted to him pursuant to our 2000 Equity Incentive Plan. This note bears interest at a rate of 7% per annum and is due on February 17, 2008.

        In November 2000, we made loans to each of Christopher Lopes, our Vice President of Sales, and Jayesh Bhakta, our Vice President of Engineering, in connection with their respective purchases of shares of restricted stock. The original principal amount of each of these loans was $199,000, and they each accrued interest at a rate of 7% annually. As of December 31, 2003, the outstanding principal and accrued and unpaid interest on each of these loans totaled $246,299. On December 31, 2003, we forgave the entire outstanding principal amount, as well as accrued and unpaid interest due to us, on those loans. In addition, we gave each of Mr. Lopes and Mr. Bhakta a cash bonus of $165,100, which was intended to be equal to the tax liability incurred by each of these individuals with respect to the forgiveness of each of their loans.

  Loans From and Guaranties by Executive Officers

        In August and October 2002, Chun K. Hong made loans to us to finance our working capital needs in exchange for two promissory notes in the original principal amount of $97,894 and $70,000, respectively. Interest on each of these notes accrued at a rate of 7% per annum and all principal and accrued interest was due in July 2004 and October 2004, respectively. We prepaid interest under these notes on a monthly basis as it accrued. As a result, the total outstanding balance of these notes on December 31, 2003 was $167,894. On that date, we offset $167,894 of prior advances made to Mr. Hong, as described below, against that outstanding balance, effectively canceling each of these notes.

        Mr. Hong has personally guarantied the repayment of $1,750,000 in aggregate principal amount of our outstanding convertible promissory notes. Messrs. Hong, Lopes and Bhakta have each personally guarantied the repayment of up to $1,000,000 of borrowings under the existing credit agreement with our bank. The guaranties of our bank debt will terminate upon the completion of this offering.

        In November 2002, Julie Skaggs, the wife of Daniel Skaggs, our former Vice President of Finance, made a loan to us to finance our working capital needs in exchange for a promissory note in the original principal amount of $100,000. Interest on this note accrued at a rate of 15% per annum and all principal and accrued interest was due in 2004. We repaid this loan in December 2003.

  Advances to Executive Officers and Other Management

        We made a series of advances in 2001 and 2002 in the aggregate amount of $152,000, $90,000, $5,000 and $81,120 to Chun K. Hong, Christopher Lopes, Jayesh Bhakta, and Paik Ki Hong, respectively. These advances accrued interest at a rate of 7% annually. As of December 31, 2003, the outstanding balances of these advances, including accrued and unpaid interest, totaled $174,340, $101,336, $5,454 and $90,244, respectively. On that same date, we offset $167,894 of the advances to Mr. C. K. Hong against the two notes owed to him, as described above, reducing the amount of his advances at year end to $6,446. On that same date, we forgave the entire remaining outstanding amounts of the advances to Messrs. C. K. Hong, Lopes, Bhakta and P. K. Hong. We also gave cash bonuses of $2,665, $82,691, $2,133 and $74,304 to Messrs. C. K. Hong, Lopes, Bhakta and P. K. Hong, respectively, which amounts were intended to be equal to the respective tax liabilities to be incurred by each of these individuals in connection with the forgiveness of each of their advances.

  Other Transactions

        In August 2006, Jayesh Bhakta, Christopher Lopes, and Paik Ki Hong entered into lock-up agreements with us as part of an overall compensation package. These agreements provide that they will not sell any of their shares of common stock during the two-year period following the termination of their lock-up agreements with the underwriters other than the sale of up to 25,000 shares each quarter pursuant to a written trading plan that complies with SEC Rule 10b5-1 and is approved by us. In return, we agreed that each of them would receive a $100,000 bonus upon completion of this offering (which must be repaid to us if he terminates his employment prior to the end of the two-year lock-up period), and that each of them would be able to sell, as part of the over-allotment option in connection with this offering, if that over-allotment option is exercised by the underwriters, the number of shares of our common stock that would provide them with gross proceeds of $750,000. Upon signing these agreements, each of these employees also received an option to purchase 100,000 shares of our common stock at an exercise price of $7.00 per share as part of this compensation package.

Stock Options Granted to Directors and Executive Officers

        For more information in addition to that described under "—Other Transactions" above regarding director and executive officer compensation and the grant of stock options to directors and executive officers, please see the following subsections under "Management" above: "—Director Compensation," "—Executive Compensation," "—Option Grants in 2005" and "—Recent Option Grants to Management."

Indemnification Agreements

        We enter into indemnification agreements with all of our executive officers and directors. See the information provided in this prospectus under "Management—Indemnification of Officers and Directors and Limitation of Liability."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2006, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each named executive officer;

  •
  each of our current directors;

  •
  all of our current executive officers and directors as a group;

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of our common stock; and

  •
  each stockholder that will sell shares in this offering if the underwriters' over-allotment option is exercised.

        In the following table, the percentage ownership of shares beneficially owned prior to this offering is based on 11,223,334 shares of our common stock outstanding as of July 31, 2006, and the percentage of shares beneficially owned after this offering is based on             shares of our common stock outstanding after this offering, and, in each case, assuming:

  •
  the conversion of all of our outstanding shares of preferred stock into 1,000,000 shares of our common stock; and

  •
  the conversion of $1.75 million in outstanding principal amount of our outstanding convertible promissory notes into 1,050,000 shares of our common stock.

        Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of July 31, 2006, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding those options or warrants, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering(3)
Name of Beneficial Owner(1)			Shares Being Offered(2)
	Number	Percent		Number	Percent
Directors and Executive Officers:
Chun K. Hong(4)	6,000,000	45.2%
Christopher Lopes	1,000,000	7.5%
Jayesh Bhakta	1,000,000	7.5%
Lee Kim	—	—	—
Nam Ki Hong(5)	115,000	*	—
Thomas F. Lagatta	—	—	—
Alan H. Portnoy(6)	15,000	*	—
David M. Rickey(6)	15,000	*	—
Preston Romm(6)	15,000	*	—
All executive officers and directors as a group (9 persons)	8,160,000	60.7%
5% Stockholders:
Jae Dong Lee(7)	1,400,000	10.5%
Paik Ki Hong(8)	1,000,000	7.1%
Serim Paper Manufacturing Co., Ltd(9)	675,000	5.1%	—
Jun S. Cho(10)	1,020,000	7.7%

*
Represents beneficial ownership of less than 1%.

(1)
Unless otherwise indicated, the address of each director, executive officer and person beneficially owning more than 5% of the outstanding shares of our common stock is c/o Netlist Inc., 475 Goddard, Irvine, California 92618.

(2)
Consists entirely of shares subject to the underwriter's over-allotment option, and assumes that the over-allotment option is exercised in full.

(3)
Assumes that the over-allotment option is exercised in full.

(4)
Includes 2,772,798 shares of common stock held by Mr. Hong as trustee of The Chun Ki Hong Qualified Annuity Trust—2004; and 3,000,000 million shares of common stock held by Mr. Hong as trustee of the Hong-Cha Community Property Trust. Mr. Hong disclaims beneficial ownership of shares held for these trusts.

(5)
The number of shares beneficially owned both before and after this offering includes 115,000 shares of common stock issuable upon the exercise of options that are or will be vested and immediately exercisable within 60 days of July 31, 2006.

(6)
The number of shares beneficially owned both before and after this offering includes 15,000 shares of common stock issuable upon the exercise of options that are or will be vested and immediately exercisable within 60 days of July 31, 2006.

(7)
Mr. Jae Dong Lee's address is 8-108, Hannam Heights Apt., Oksu-Dong Seongdong-gu, Seoul, Korea. Mr. Lee served on our board of directors from our inception through March 2004.

(8)
Mr. Paik Ki Hong has served as our Vice President of Procurement since March 2006. Prior to that he had served as our Director of Procurement since March 2001. He is the brother of Chun K. Hong, our President, Chief Executive Officer and Chairman of the Board. The number of shares beneficially owned both before and after this offering by Mr. Paik Ki Hong includes 900,000 shares of common stock issuable upon the exercise of options that are or will be vested and immediately exercisable within 60 days of the date of this prospectus.

(9)
Serim Paper Manufacturing's address is 505, Shinsa-dong, Gangnam-gu, Seoul, Korea. The number of shares beneficially owned before the offering is comprised entirely of shares of common stock issuable upon the conversion of convertible promissory notes outstanding as of the date of this prospectus.

(10)
The number of shares beneficially owned both before and after the offering includes 500,000 shares of common stock held by Mr. Cho as trustee of the Chun Ki Hong 2004 Trust, which shares were transferred to this trust by Mr. C.K. Hong in August 2004, and 500,000 shares of common stock held by Mr. Cho as trustee of the Won Kyung Cha 2004 Trust, which shares were transferred to this trust by Won Kyung Cha, the wife of Mr. C.K. Hong, in August 2004. Mr. Cho disclaims beneficial ownership of shares held for these trusts.

DESCRIPTION OF CAPITAL STOCK

General

        The following information assumes the filing, prior to the completion of this offering, of our amended and restated certificate of incorporation and our amended and restated bylaws.

        Immediately following the completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and              shares of undesignated preferred stock, par value $0.001 per share.

Common Stock

        As of July 31, 2006, we had outstanding 11,223,334 shares of our common stock held by 17 holders of record.

  Dividend Rights

        Subject to preferences that may apply to any then outstanding shares of preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts, if any, that our board of directors may determine from time to time.

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share of our common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that all actions to be taken by our stockholders will require the approval of a majority of the shares entitled to vote at a meeting at which a quorum is present. For a description of these actions, see "—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws."

  No Preemptive, Conversion or Redemption Rights

        Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

  Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Each outstanding share of our common stock is, and all shares of our common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

        Immediately prior to the completion of this offering, each outstanding share of our existing series of preferred stock designated as Series A Convertible Preferred Stock will be converted into one share of common stock.

        Our board of directors is authorized, subject to limitations imposed by Delaware law, to issue up to             shares of preferred stock, in one or more series, without stockholder approval. Our board of directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

        The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Common Stock Warrants

        In January 2003, we issued a warrant to purchase an aggregate of 60,000 shares of our common stock at an exercise price of $1.25 per share to a single holder. This warrant expires in January 2013. In February 2003, we issued warrants to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $1.00 per share to a total of three holders. These warrants have five-year terms and expire on February 12, 2008. In May 2006 and August 2006, we issued warrants to purchase 22,500 shares and 15,000 shares of our common stock at exercise prices of $2.55 per share and $7.00 per share, respectively, to a single holder. These warrants have a 10-year term and vest over a four-year period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        The provisions of Delaware law and of our amended and restated certificate of incorporation and bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

  Delaware Law

        We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

        A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

        Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that:

  •
  no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

  •
  our board of directors will be expressly authorized to make, alter or repeal our bylaws;

  •
  our board of directors will be authorized to issue preferred stock without stockholder approval;

  •
  a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing; and to be timely, a stockholder's notice must be delivered to our secretary not less than 120 days prior to the first anniversary of the date of our proxy statement delivered to stockholders in connection with the preceding year's annual meeting, or if the date of this annual meeting is more than 30 days before the date of the preceding year's annual meeting, or if no proxy statement was delivered to our stockholders in connection with the preceding year's annual meeting, such notice must be delivered not later than 10 days following the date on which public announcement of the date of the annual meeting is made; and

  •
  we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be U.S. Stock Transfer Corporation and its address is 1745 Gardena Avenue, Glendale, CA 91204-2991.

Listing

        We intend to apply to have our common stock approved for trading and quotation on the Nasdaq Global Market under the proposed trading symbol "NLST."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public markets after this offering could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after the restrictions lapse, or the possibility of the sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding             shares of our common stock, assuming that there are no exercises of outstanding options after                          , 2006. Of these shares, all of the             shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. Our shares outstanding prior to this offering are "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the current information, manner of sale and volume restrictions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares	Comment
On the date of this prospectus	shares	Shares not locked up and eligible for sale under Rule 144
90 days after the date of this prospectus	shares	Shares not locked up and eligible for resale under Rule 144 and Rule 701
180 days after the date of this prospectus	shares	Lock-up released; shares eligible for sale under Rule 144 and Rule 701

Lock-up Agreements

        We and the selling stockholders, our executive officers and directors and substantially all of our other existing security holders have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of their shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any economic consequences of ownership of our common stock (other than with respect to shares being sold by a selling stockholder in this offering) during the period ending 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC, on behalf of the underwriters. If (a) during the last 17 days of this 180-day period, we release earnings results or announce material news or a material event or (b) prior to the expiration of this 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, then in either case the above restrictions will continue to apply until 18-days after the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such extension. These restrictions apply to shares of our capital stock which are now owned or which are acquired after the date of this prospectus by the person executing the lock-up agreement, or over which that person later acquires the power of disposition.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date on which those shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate of ours, would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

        In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of our common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless they are subject to other restrictions on their sale, those shares may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the manner of sale provisions, notice requirements, current public information requirements, or volume limitations of Rule 144. Based upon the number of shares of our common stock outstanding as of                          , 2006, an aggregate of approximately             shares of our common stock are eligible to be sold pursuant to Rule 701, subject to the vesting provisions that may be contained in individual option agreements.

Stock Plans

        We intend to file a registration statement on Form S-8 under the Securities Act covering all shares of our common stock subject to options outstanding or reserved for issuance under our Amended and Restated 2000 Equity Incentive Plan. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of any 180-day lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX
CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of certain material U.S. federal income and estate tax considerations of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be "Non-U.S. Holders" for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder's entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax;

  •
  if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the Non-U.S. Holder in the U.S.;

  •
  in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or

  •
  we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

        We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder's holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as being regularly traded on an established securities market.

        If you are a Non-U.S. Holder described in (i) or (ii) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) or (ii) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (iii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

        Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

        Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is:

  •
  a U.S. person;

  •
  a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes; or

  •
  a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (b) that is engaged in a U.S. trade or business.

        Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be the U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Needham & Company, LLC
WR Hambrecht + Co., LLC
Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                          , 2006.

Over-Allotment Option

        The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of              additional shares of our common stock at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock from the selling stockholders in proportion to the underwriters' respective commitments set forth in the table above.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  •
  the valuation multiples of publicly traded companies that the representatives believe are comparable to us;

  •
  our financial information;

  •
  our history and prospects and the outlook for our industry;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future net sales;

  •
  the present state of our business and the progress of our operating plan; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $                        per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $                        per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	Without Over-Allotment		With Over-Allotment
Public offering price	$	$		$
Underwriting discount
Proceeds, before expenses, to us					—
Proceeds, before expenses, to the selling stockholders			—

Indemnification of Underwriters

        We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require all of our directors and officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. If (a) during the last 17 days of this 180-day period, we release earnings results or announce material news or a material event or (b) prior to the expiration of this 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, then in either case the above restrictions will continue to apply until 18-days after the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such extension.

        We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under the Option Plans.

Nasdaq Global Market Listing

        After pricing of this offering, we expect that our common stock will be quoted on the Nasdaq Global Market under the symbol "NLST."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

        Bingham McCutchen LLP, Orange County, California, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. Latham & Watkins LLP, Menlo Park, California, will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement, of Netlist, Inc. and subsidiaries as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement, of Netlist, Inc. and subsidiaries as of December 31, 2005 and for the year then ended, included in this prospectus, have been audited by Corbin & Company, LLP, an independent registered public accounting firm, as stated in their report appearing herein, and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of that registration statement, does not contain all of the information in that registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. You may read and copy all or any portion of the registration statement or any reports, statements or other information filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm for the Fiscal Year Ended 2005	F-2
Report of Independent Registered Public Accounting Firm for the Fiscal Years Ended 2003 and 2004	F-3
Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2004 and 2005, and as of June 30, 2006(1)	F-4
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005, and for the six month periods ended June 30, 2005 and 2006(1)	F-5
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2004 and 2005, and for the six month period ended June 30, 2006(1)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005, and for the six month periods ended June 30, 2005 and 2006(1)	F-7
Notes to Consolidated Financial Statements	F-10

(1)
Balance sheet data as of June 30, 2006, consolidated statements of operations data for the six month periods ended June 30, 2005 and 2006, consolidated statements of stockholders' equity for the six month period ended June 30, 2006, and consolidated statements of cash flows for the six month periods ended June 30, 2005 and 2006, are each unaudited.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Netlist, Inc.

        We have audited the accompanying consolidated balance sheet of Netlist, Inc. and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Netlist, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CORBIN & COMPANY, LLP Irvine, California May 11, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Netlist, Inc.

        We have audited the accompanying consolidated balance sheet of Netlist, Inc. and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Netlist, Inc. as of December 31, 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP
Costa Mesa, California
March 1, 2006

NETLIST, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$759	$953	$27
Accounts receivable, net of allowance for sales returns and doubtful accounts of $232 (2004), $109 (2005) and $432 (2006) (unaudited), respectively	8,813	13,140	20,274
Inventories	7,342	6,816	9,420
Income taxes receivable	493	259	—
Deferred taxes	729	902	1,551
Prepaid expenses and other current assets	295	434	225

Total current assets	18,431	22,504	31,497
Property and equipment, net	3,372	2,437	2,229
Deferred taxes	250	759	654
Other assets	57	142	136

Total assets	$22,110	$25,842	$34,516

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,724	$6,645	$11,243
Revolving line of credit	5,443	9,463	10,714
Current portion of long-term debt	370	720	590
Current portion of deferred gain on sale and leaseback transaction	—	116	116
Current portion of convertible notes payable, net of debt discount of $50 as of June 30, 2006	—	1,000	2,200
Income taxes payable	—	—	894
Accrued expenses and other current liabilities	1,746	1,841	2,448

Total current liabilities	13,283	19,785	28,205

Long-term debt, net of current portion	1,816	988	735
Deferred gain on sale and leaseback transaction, net of current portion	—	464	405
Convertible notes payable, net of current portion	1,750	1,750	500

Total liabilities	16,849	22,987	29,845

Commitments and contingencies (Note 9)
Stockholders' equity:
Series A convertible preferred stock, $2.00 par value—1,000 shares authorized, issued and outstanding (liquidation preference of $2,000)	2,000	2,000	2,000
Common stock, $0.001 par value—16,000 shares authorized; 10,672 (2004), 10,673 (2005) 11,223 (2006) (unaudited) shares issued and outstanding	11	11	11
Additional paid-in capital	23,325	22,604	22,777
Note receivable from stockholder	(22)	(23)	(23)
Deferred stock-based compensation	(1,000)	(337)	—
Accumulated deficit	(19,053)	(21,400)	(20,094)

Total stockholders' equity	5,261	2,855	4,671

Total liabilities and stockholders' equity	$22,110	$25,842	$34,516

See accompanying notes to consolidated financial statements.

NETLIST, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Net sales	$100,375	$143,659	$79,856	$36,495	$65,934
Cost of sales(1)	86,107	133,503	73,892	34,319	57,447

Gross profit	14,268	10,156	5,964	2,176	8,487

Operating expenses:
Research and development(1)	11,759	3,770	2,961	1,876	1,514
Selling, general and administrative(1)	15,218	6,314	5,062	2,300	3,911

Total operating expenses	26,977	10,084	8,023	4,176	5,425

Operating income (loss)	(12,709)	72	(2,059)	(2,000)	3,062
Other income (expense):
Interest expense	(772)	(1,071)	(1,221)	(491)	(949)
Other income (expense), net	(107)	(315)	21	8	5

Total other expense, net	(879)	(1,386)	(1,200)	(483)	(944)

Income (loss) before provision (benefit) for income taxes	(13,588)	(1,314)	(3,259)	(2,483)	2,118
Provision (benefit) for income taxes	2,317	(340)	(912)	(695)	812

Net income (loss)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306

Net income (loss) per common share:
Basic	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.12
Diluted	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.09
Weighted-average common shares outstanding:
Basic	9,831	10,671	10,673	10,672	10,988
Diluted	9,831	10,671	10,673	10,672	15,427

(1)
Amounts include stock-based compensation expense as follows:

Cost of sales	$69	$29	$56	$(9)	$14
Research and development	9,733	80	(52)	(22)	22
Selling, general and administrative	10,872	141	(65)	(17)	111

See accompanying notes to consolidated financial statements.

NETLIST, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(in thousands)

	Series A Preferred Stock
			Common Stock
					Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock-Based Compensation	Accumulated Deficit	Net Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2003	1,000	$2,000	10,550	$11	$1,648	$(460)	$(271)	$(2,174)	$754
Issuance of stock options and warrants to nonemployees	—	—	—	—	1,037	—	(1,037)	—	—
Issuance of stock options to employees	—	—	—	—	2,931	—	(2,931)	—	—
Restricted stock deferred compensation	—	—	—	—	19,020	—	(19,020)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	20,674	—	20,674
Exercise of stock options	—	—	100	—	20	(20)	—	—	—
Interest from stockholder notes receivable	—	—	—	—	—	(34)	—	—	(34)
Forgiveness of stockholder notes receivable	—	—	—	—	—	492	—	—	492
Net loss	—	—	—	—	—	—	—	(15,905)	(15,905)

Balance, December 31, 2003	1,000	2,000	10,650	11	24,656	(22)	(2,585)	(18,079)	5,981
Forfeiture of stock options and warrants	—	—	—	—	(1,335)	—	943	—	(392)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	642	—	642
Exercise of stock options	—	—	22	—	4	—	—	—	4
Interest from stockholder notes receivable	—	—	—	—	—	(1)	—	—	(1)
Payment of interest on stockholder note receivable	—	—	—	—	—	1	—	—	1
Net loss	—	—	—	—	—	—	—	(974)	(974)

Balance, December 31, 2004	1,000	2,000	10,672	11	23,325	(22)	(1,000)	(19,053)	5,261
Issuance of stock options to nonemployees	—	—	—	—	6	—	(6)	—	—
Forfeiture of stock options and warrants	—	—	—	—	(730)	—	454	—	(276)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	215	—	215
Exercise of stock options	—	—	1	—	3	—	—	—	3
Interest from stockholder note receivable	—	—	—	—	—	(1)	—	—	(1)
Net loss	—	—	—	—	—	—	—	(2,347)	(2,347)

Balance, December 31, 2005	1,000	2,000	10,673	11	22,604	(23)	(337)	(21,400)	2,855
Reclassification of deferred stock-based compensation upon adoption of SFAS No. 123(R) (unaudited)	—	—	—	—	(337)	—	337	—	—
Estimated relative fair value of beneficial conversion feature on convertible note payable (unaudited)	—	—	—	—	50	—	—	—	50
Stock-based compensation (unaudited)	—	—	—	—	147	—	—	—	147
Exercise of warrants (unaudited)	—	—	550	—	110	—	—	—	110
Tax benefit from exercise of warrants (unaudited)	—	—	—	—	203	—	—	—	203
Net income (unaudited)	—	—	—	—	—	—	—	1,306	1,306

Balance, June 30, 2006 (unaudited)	1,000	$2,000	11,223	$11	$22,777	$(23)	$—	$(20,094)	$4,671

See accompanying notes to consolidated financial statements.

NETLIST, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	584	867	1,031	473	484
Amortization of deferred gain on sale and leaseback transaction	—	—	—	—	(59)
Deferred income taxes	(345)	218	(682)	(164)	(544)
Loss (gain) on disposal of assets	33	43	(11)	—	15
Stock-based compensation	20,674	250	(61)	(48)	147
Interest on notes receivable from stockholders	(34)	—	(1)	—	—
Forgiveness of notes receivable from stockholders	492	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,209)	(3,570)	(4,327)	1,574	(7,134)
Inventories	(7,973)	2,704	526	804	(2,604)
Income taxes receivable	—	(493)	234	(533)	259
Prepaid expenses and other current assets	18	(116)	99	(105)	209
Other assets	(38)	(7)	(85)	(97)	6
Accounts payable	4,436	(3,032)	921	566	4,598
Income taxes payable	2,627	(2,634)	—	—	894
Accrued expenses and other current liabilities	1,299	177	95	(116)	607

Net cash provided by (used in) operating activities	3,659	(6,567)	(4,608)	566	(1,816)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash flows from investing activities:
Acquisition of property and equipment	(2,019)	(557)	(484)	(325)	(336)
Proceeds from sale of equipment	—	61	19	—	45
Restricted cash	504	—	—	—	—
Proceeds from sale and leaseback of facility	—	—	1,797	—	—

Net cash provided by (used in) investing activities	(1,515)	(496)	1,332	(325)	(291)

Cash flows from financing activities:
Borrowings on lines of credit	2,925	146,488	82,015	37,929	60,567
Payments on lines of credit	(3,692)	(141,045)	(77,995)	(38,724)	(59,316)
Borrowings from debt	300	820	—	—	—
Payments on debt	(361)	(348)	(1,553)	(184)	(383)
Proceeds from convertible notes payable	500	—	1,000	—	—
Proceeds from exercise of stock options and warrants	—	—	3	—	110
Tax benefit from exercise of warrants	—	—	—	—	203

Net cash provided by (used in) financing activities	(328)	5,915	3,470	(979)	1,181

Net increase (decrease) in cash and cash equivalents	1,816	(1,148)	194	(738)	(926)
Cash and cash equivalents, beginning of period	91	1,907	759	759	953

Cash and cash equivalents, end of period	$1,907	$759	$953	$21	$27

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$794	$1,061	$1,169	$523	$897

Income taxes	$34	$3,400	$2	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Purchase of equipment through capitalized lease obligations	$182	$184	$837	$837	$—

Purchase of insurance policies through notes payable	$—	$—	$238	$—	$—

Deferred gain on sale and leaseback of facility	$—	$—	$580	$—	$—

Estimated relative fair value of beneficial conversion feature on convertible note payable	$—	$—	$—	$—	$50

See accompanying notes to consolidated financial statements.

NETLIST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

Description of Business

        Netlist, Inc. (the "Company") was incorporated on June 12, 2000 in Delaware. Netlist designs and manufactures high performance memory subsystems for the server, high performance computing and communications markets. The Company's solutions are targeted at applications where memory plays a key role in meeting system performance requirements.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

        The consolidated financial statements include the accounts of Netlist, Inc. and its wholly owned subsidiaries, Netlist Holdings, GP, Inc., Netlist Holdings, LP, Inc., Netlist Technology Texas LP, and Netlist International. All intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Information

        The interim financial information as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. All references to June 30, 2006 or to the six months ended June 30, 2005 and 2006 in the notes to the financial statements are unaudited.

Fiscal Year

        Effective January 1, 2003, the Company changed its fiscal year from a calendar year to a 52/53-week fiscal year ending on the Saturday closest to December 31. The 2003, 2004 and 2005 fiscal years ended on December 27, 2003, January 1, 2005 and December 31, 2005, respectively, and consisted of 52 weeks. For simplicity of presentation, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include, among others, provisions for uncollectible receivables and sales returns, valuation of inventories, recoverability of long-lived assets and realization of deferred tax assets. Actual results could differ from these estimates.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments purchased with original maturities of three months or less.

Fair Value of Financial Instruments

        The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate carrying values due to their short maturities. The fair value of the Company's debt instruments approximates their carrying values based on rates currently available to the Company.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company invests primarily in money market funds and high quality commercial paper instruments. Cash equivalents are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. The Company's trade accounts receivable are primarily derived from sales to original equipment manufacturers ("OEMs") in the computer industry. The Company performs credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. The Company believes that the concentration of credit risk in its trade receivables is moderated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers.

Inventories

        Inventories are valued at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes raw materials, labor and manufacturing overhead. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product type. Among other factors, the Company considers historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values. Once established, write-downs are considered permanent adjustments to the cost basis of the excess or obsolete inventories.

Property and Equipment

        Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from three to 40 years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term.

Impairment of Long-Lived Assets

        The Company evaluates long-lived assets held and used by the Company for impairment on an annual basis or whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. At December 31, 2005 and June 30, 2006 (unaudited), the Company's management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demand for the Company's products will continue, which could result in future impairment of long-lived assets.

Revenue Recognition

        The Company's revenues primarily consist of product sales of high performance memory subsystems to OEMs. Revenues also include sales of excess inventories to distributors and other users of memory ICs totaling approximately $20,412,000, $28,016,000, $19,127,000 during the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $8,212,000 (unaudited) and $7,374,000 (unaudited) during the six months ended June 30, 2005 and 2006, respectively.

        The Company recognizes revenues in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. Under the provisions of SAB No. 104, the Company recognizes revenues when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed and determinable, and collectibility of the resulting receivable is reasonably assured. Such conditions are typically met upon shipment and transfer of title for customers with FOB Shipping Point terms and upon receipt for customers with FOB Destination terms. Most of the Company's international shipments are made to third-party inventory warehouses, or hubs, and the Company recognizes revenue when the inventory is pulled from the hub for use in production by the customer. Customers are generally allowed limited rights of return for up to 30 days. Estimated returns are provided for at the time of sale based on historical experience or specific identification of an event necessitating a reserve.

        All amounts billed to customers related to shipping and handling are classified as revenues, while all costs incurred by the Company for shipping and handling are classified as cost of sales.

Warranties

        The Company offers warranties generally ranging from one to three years, depending on the product and negotiated terms of purchase agreements with its customers. Such warranties require the Company to repair or replace defective product returned to the Company during such warranty period at no cost to the customer. An estimate by the Company for warranty related costs is recorded by the Company at the time of sale based on its historical and estimated product return rates and expected repair or replacement costs. Such costs have historically been insignificant.

Beneficial Conversion Feature

        The convertible feature of one of the Company's convertible notes provides for a rate of conversion that is below market value (see Note 7). Such feature is normally characterized as a "beneficial conversion feature" ("BCF"). Pursuant to Emerging Issues Task Force ("EITF") Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio and EITF No. 00-27 Application of EITF Issue No. 98-5 to Certain Convertible Instruments, the estimated relative fair value of the BCF has been recorded as a discount from the face amount of the convertible note. The Company is amortizing the discount using the effective interest method through maturity of such instrument.

Stock-Based Compensation

        The Company accounts for equity issuances to non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

        Prior to January 1, 2006, the Company accounted for stock-based compensation issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related pronouncements (see Note 12). Under this method, compensation expense was recognized over the respective vesting period based on the excess, on the date of grant, of the estimated fair value of the Company's common stock over the grant price, net of forfeitures. Deferred stock-based compensation expense was amortized on a straight-line basis over the vesting period of each grant. During the years ended December 31, 2003, 2004 and 2005, stock-based compensation expense, net of forfeitures, was approximately $20,674,000, $250,000 and $(61,000), respectively.

        Under SFAS No. 123, entities were required to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 allowed entities to continue to apply the provisions of APB No. 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB No. 25 and provide pro forma disclosures required by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

        Had compensation cost for the Company's stock-based awards to employees been determined based on the estimated fair value at the grant dates consistent with the fair value method of SFAS No. 123, the Company's net income (loss) for the years ended December 31, 2003, 2004 and 2005, and the six months ended June 30, 2005 would have approximated the pro forma amounts indicated below (in thousands, except per share amounts):

	Years Ended December 31,
				Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Net loss, as reported	$(15,905)	$(974)	$(2,347)	$(1,788)
Plus: stock-based employee compensation expense included in reported net loss, net of tax	20,115	185	(44)	175
Less: stock-based employee compensation expense determined under fair value based method, net of tax	(1,000)	(470)	354	(123)

Pro forma net income (loss)	$3,210	$(1,259)	$(2,037)	$(1,736)

Net income (loss) per common share as reported:
Basic	$(1.62)	$(0.09)	$(0.22)	$(0.17)

Diluted	$(1.62)	$(0.09)	$(0.22)	$(0.17)

Pro forma:
Basic	$0.33	$(0.12)	$(0.19)	$(0.16)

Diluted	$0.22	$(0.12)	$(0.19)	$(0.16)

        The fair value of options granted under the Company's equity incentive plan during the years ended December 31, 2003 and 2005, and the six months ended June 30, 2005 was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the single option approach using the following weighted-average assumptions:

	Years Ended December 31,
				Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Weighted-average risk-free rate	2.73%	n/a	4.13%	4.13%
Expected term	10 years	n/a	10 years	10 years
Expected stock volatility	80%	n/a	24%	24%
Dividend yield	—	n/a	—	—

        There were no options granted during 2004.

        Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. SFAS No. 123(R) supersedes the Company's previous accounting under APB No. 25 for periods beginning in fiscal 2006. In March 2005, the SEC issued SAB No. 107, Share-Based Payment, relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

        The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's consolidated financial statements as of and for the six months ended June 30, 2006 reflect the impact of adopting SFAS No. 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

        SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123. Under this method, stock-based compensation expense had been recognized in the Company's consolidated statements of operations for option grants to employees and consultants below the fair market value of the underlying stock at the date of grant.

        Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's consolidated statement of operations for the six months ended June 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). As stock-based compensation expense recognized in the consolidated statement of operations for the six months ended June 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The estimated average forfeiture rate for the six months ended June 30, 2006 of approximately 8% was based on historical forfeiture experience and estimated future employee forfeitures. The estimated term of option grants for the six months ended June 30, 2006 was six years. In the Company's pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

        Pursuant to SFAS No. 123(R), deferred stock-based compensation expense with a balance of $337,000 at December 31, 2005 was eliminated against additional paid-in capital upon the adoption of SFAS No. 123(R) on January 1, 2006. The deferred stock-based compensation expense was primarily related to stock awards granted to various employees and directors prior to the adoption of SFAS No. 123(R).

        The fair value of stock-based awards to employees and directors is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires subjective assumptions regarding future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate selected to value any particular grant is based on the U.S Treasury rate that corresponds to the pricing term of the grant effective as of the date of the grant. The expected volatility for the six months ended June 30, 2006 is based on the historical volatilities of the common stock of comparable publicly traded companies. These factors could change in the future, affecting the determination of stock-based compensation expense in future periods.

Six Months Ended June 30, 2006
(unaudited)
Expected term	6 years
Expected volatility	40%
Risk-free interest rate	4.50-5.00%
Expected dividends	—

        A summary of option activity as of June 30, 2006 and changes during the six months then ended, is presented below (dollars and shares in thousands, except per share data):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2006	2,190	$1.26
Options granted (unaudited)	258	$2.55
Options exercised (unaudited)	—	$—
Options forfeited (unaudited)	(193)	$1.82

Options outstanding at June 30, 2006 (unaudited)	2,255	$1.35	7.26	$12,641

Options exercisable at June 30, 2006 (unaudited)	1,310	$0.77	4.15	$8,107

        The weighted-average grant date fair value of options granted during the six months ended June 30, 2006 was $1.61 (unaudited) per option. The total intrinsic value of options exercised during the six months ended June 30, 2006 was zero (unaudited) as no options were exercised during the period.

        A summary of the status of the Company's non-vested stock options as of June 30, 2006 and changes during the six months then ended is presented below (shares in thousands):

	Shares	Weighted- Average Grant Date Fair Value Per Share
Non-vested stock options at January 1, 2006	932	$1.04
Non-vested stock options granted (unaudited)	258	$1.61
Vested stock options (unaudited)	(118)	$1.08
Forfeited/cancelled stock options (unaudited)	(127)	$2.63

Non-vested stock options at June 30, 2006 (unaudited)	945	$1.03

        As of June 30, 2006, there was approximately $743,000 (unaudited) of total unrecognized compensation cost, net of estimated expected forfeitures, related to employee and director stock option compensation arrangements. That cost is expected to be recognized on a straight-line basis over the next 4 years. The total fair value of shares vested during the six months ended June 30, 2006 was approximately $138,000 (unaudited).

        As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's income before provision for income taxes and net income for the six months ended June 30, 2006 were approximately $88,000 (unaudited) lower than if it had continued to account for share-based compensation under APB No. 25. Basic net income per share for the six months ended June 30, 2006 was approximately $0.01 (unaudited) lower than if the Company had continued to account for share-based compensation under APB No. 25. Diluted net income per share for the six months ended June 30, 2006 was not affected by the adoption of SFAS No. 123(R).

        The following table summarizes stock-based compensation expense related to employee and director stock options under SFAS No. 123(R) for the six months ended June 30, 2006, which was allocated as follows (in thousands):

Six Months Ended June 30, 2006
(unaudited)
Stock-based compensation expense included in:
Cost of sales	$14
Research and development	22
Selling, general and administrative	102

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized to reflect the estimated future tax effects, calculated at currently effective tax rates, of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the consolidated financial statements. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion of the deferred tax asset will not be realized.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes all changes in stockholders' equity during a period from non-owner sources. For the years ended December 31, 2003, 2004, and 2005 and for the six months ended June 30, 2005 (unaudited) and 2006 (unaudited) there were no differences between the Company's net income (loss) and its comprehensive income (loss).

Net Income (Loss) Per Share

        Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average shares outstanding during the period. Diluted net income per share is calculated by dividing the net income (loss) by the weighted-average shares and dilutive potential shares outstanding during the period. Dilutive potential shares consist of dilutive shares issuable upon the exercise of outstanding stock options computed using the treasury stock method and shares issuable upon the conversion of notes payable using the "if converted" method. All potentially dilutive shares of approximately 5,071,000, 4,001,000, 3,632,000 and 3,449,000 (unaudited) during the years ended December 31, 2003, 2004 and 2005, and the six months ended June 30, 2005, respectively, have been excluded from diluted loss per share as their effect would be anti-dilutive for the periods then ended. Potentially dilutive shares of approximately 4,439,000 (unaudited) for the six months ended June 30, 2006 have been included in the diluted net income per share computation for the period then ended.

        The following table sets forth for all periods presented the computation of basic and diluted net income (loss) per share, including the reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Basic income (loss) per share:
Net income (loss)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306

Weighted-average common shares outstanding, basic	9,831	10,671	10,673	10,672	10,988

Basic income (loss) per share	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.12

Diluted income (loss) per share:
Net income (loss)	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,306
Convertible notes interest expense (net of tax)	—	—	—	—	141

Adjusted net income (loss) available to common stockholders	$(15,905)	$(974)	$(2,347)	$(1,788)	$1,447

Weighted-average common shares outstanding, basic	9,831	10,671	10,673	10,672	10,988
Effect of dilutive securities:
Stock options and warrants	—	—	—	—	1,968
Convertible preferred stock	—	—	—	—	1,000
Convertible notes payable	—	—	—	—	1,471

Weighted-average common shares outstanding, diluted	9,831	10,671	10,673	10,672	15,427

Diluted net income (loss) per share	$(1.62)	$(0.09)	$(0.22)	$(0.17)	$0.09

New Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 did not have a significant impact on the Company's consolidated financial condition or results of operations.

        In December 2004, the FASB issued SFAS No. 123(R). This statement requires companies to measure the cost of all employee stock-based compensation awards using a fair value method and to record such expense in its financial statements. The adoption of SFAS No. 123(R) also requires additional accounting and disclosures relating to the income tax and cash flow effects resulting from share-based payment arrangements. The Company adopted the provisions of SFAS No. 123(R) on January 1, 2006 using the modified prospective method. The impact of the adoption of SFAS No. 123(R) is described above.

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations.

NOTE 3—INVENTORIES

        Inventories consist of the following (in thousands):

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
Raw materials	$4,115	$2,551	$4,231
Work in process	1,345	1,027	1,771
Finished goods	1,882	3,238	3,418

	$7,342	$6,816	$9,420

NOTE 4—PROPERTY AND EQUIPMENT

        Property and equipment consist of the following (dollars in thousands):

		December 31,
	Estimated Useful Lives			June 30, 2006
		2004	2005
				(unaudited)
Machinery and equipment	3-7 yrs.	$2,608	$3,595	$3,529
Land	—	600	—	—
Buildings and improvements	40 yrs.	715	—	—
Furniture and fixtures	5 yrs.	203	205	205
Computer equipment and software	3-7 yrs.	944	1,241	1,400

		5,070	5,041	5,134
Less accumulated depreciation and amortization		(1,698)	(2,604)	(2,905)

		$3,372	$2,437	$2,229

        Included in property and equipment are assets under capital leases with a cost of $1,764,000, $2,618,000 and $2,486,000 (unaudited) and accumulated amortization of $508,000, $896,000 and $1,046,000 (unaudited) at December 31, 2004 and 2005 and June 30, 2006, respectively.

NOTE 5—CREDIT AGREEMENT

        The Company has entered into an agreement (the "Credit Agreement"), as amended, with a bank which provides for a line of credit facility. As of December 31, 2005 and June 30, 2006, maximum borrowings were $15,000,000, limited to the sum of 85% of eligible accounts receivable, plus 31% of eligible inventories. Any borrowings are collateralized by a general first priority lien against all Company assets, both tangible and intangible, and the personal guarantees of three senior Company executives. Interest is payable monthly at the prime rate plus 0.50% in 2004 (5.75% at December 31, 2004) and in 2005 and 2006 at the prime rate plus 4.75% for eligible foreign accounts (12.00% and 13.00% at December 31, 2005 and June 30, 2006, respectively) and for all other advances at the prime rate plus 3.50% (10.75% and 11.75% at December 31, 2005 and June 30, 2006, respectively). Outstanding borrowings on this line of credit at December 31, 2004 and 2005 and June 30, 2006 were $5,443,000, $9,463,000 and $10,714,000 (unaudited), respectively. Borrowing availability under the line of credit was approximately $2,400,000 and $2,800,000 (unaudited) at December 31, 2005 and June 30, 2006, respectively.

        The Credit Agreement, as amended, contains certain restrictions and covenants. Under these restrictions and covenants, the Company must maintain certain levels of tangible net worth, achieve minimum monthly and quarterly profitability, and limit capital expenditures. The Company was not in compliance with certain covenants at December 31, 2005. Effective April 18, 2006, the Company executed the Fourth Amendment to Amended and Restated Credit and Security Agreement and Waiver of Defaults (the "Fourth Amendment"). The Fourth Amendment provides for, among other things, a waiver of noncompliance as of the dates above and added an additional requirement for the Company to consummate a private equity offering not later than March 31, 2007, with minimum net proceeds of $4,000,000. As of June 30, 2006, the Company was in compliance with all covenants.

        Subsequent to June 30, 2006, the Company further amended the Credit Agreement (see Note 16).

NOTE 6—LONG-TERM DEBT

        Long-term debt consists of the following (in thousands):

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
Obligations under capital leases (see Note 9)	$895	$1,285	$1,069
Mortgage note payable to bank	965	—	—
Notes payable to others	326	423	256

	2,186	1,708	1,325
Less current portion	(370)	(720)	(590)

	$1,816	$988	$735

Mortgage Note Payable

        In November 2000, the Company obtained an SBA-backed 25-year mortgage note payable collateralized by its manufacturing facility in Irvine, California. This note bore interest at the prime rate plus 1.0% (6.25% at December 31, 2004), with principal and interest payments due monthly through 2025. In December 2005, the mortgage was paid in full in connection with the sale and leaseback transaction of the manufacturing facility (see Note 9).

Notes Payable to Others

        In November 2002, the Company entered into a $100,000 unsecured loan agreement with an individual, bearing interest at 7% payable annually, principal due, as amended, in June 2006. In January 2004, $4,000 of the principal amount was used to exercise certain stock options. The balance of this note was $96,000 at December 31, 2004 and 2005, and June 30, 2006. The note is currently due on demand.

        In January 2003, the Company entered into a $300,000 loan agreement with a financing company, collateralized by assets owned by an employee related to the majority stockholder. This note bears interest at 14% per annum and matures in January 2009. Principal and interest payments of approximately $6,000 are due and payable monthly. The balance of this note was $230,000, $185,000 and $160,000 (unaudited) at December 31, 2004 and 2005, and June 30, 2006, respectively.

        In August 2005, the Company entered into an agreement with a financing company in connection with financing certain insurance policies. The financing agreement required monthly principal and interest payments of approximately $25,000 through maturity on June 30, 2006. Interest was payable at 8.55% per annum. The outstanding principal balance on this financing was $142,000 at December 31, 2005. During the six months ended June 30, 2006, the balance was repaid in full (unaudited).

Capital Leases

        The Company has purchased manufacturing and computer equipment through the use of various capital leases. These leases require aggregate monthly payments of $49,360 and mature at various dates through May 2010. The interest rates on these leases vary between 4.3% and 10.4% (see Note 9).

        As of December 31, 2005, maturities of long-term debt were as follows (in thousands):

Years Ending December 31,
2006	$720
2007	522
2008	350
2009	91
2010	25

$1,708

        Interest expense related to long-term debt was $156,000, $177,000, $250,000, $114,000 (unaudited) and $89,000 (unaudited) for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005 and 2006, respectively.

NOTE 7—CONVERTIBLE NOTES PAYABLE

        In April 2001, the Company issued two convertible promissory notes, each in the original principal amount of $625,000, to Serim Paper Manufacturing Co., Ltd. ("Serim Paper") and HeungHwa Industries Co., Ltd. ("HeungHwa"), bearing interest at 7.50% per annum (collectively, the "$625,000 Notes"). In February 2003, the Company issued an additional $500,000 convertible note to Serim Paper, bearing interest at 6.50% per annum (the "$500,000 Note"). The $625,000 Notes and the $500,000 Note are guaranteed by the Company's majority stockholder and were originally convertible, at the option of the holder, into shares of a new series of preferred stock at a price equal to the lower of $2.50 per share or the per share fair market value of the new preferred stock. In the event of a public offering of the Company's common stock at a price in excess of the conversion price, the notes will automatically convert into shares of the Company's common stock at the conversion price.

        In October 2002 and April 2004, the Company exchanged the $625,000 Notes (or the applicable successor notes) for new notes with the same terms and new maturity dates. In August 2004, the Company exchanged the $500,000 Note (or the applicable successor note) for a new note with the same terms and a new maturity date. Effective October 2005, the Company exchanged the $625,000 Notes (or applicable successor notes) for new notes which provide for a conversion price of $1.667 per share (estimated fair value of the preferred stock at the effective date of exchange) with new maturity dates of April 3, 2007. Effective February 2006, the Company exchanged the $500,000 Note (or applicable successor note) for a new note which provides for a conversion price of $1.667 per share (estimated fair value of the preferred stock at the effective date of exchange) with a new maturity date of August 12, 2007.

        In December 2005, the Company issued $1,000,000 in secured convertible promissory notes (the "2005 Notes"), bearing interest at 9.96% per annum. The 2005 Notes are secured (subordinated to the Credit Agreement) by substantially all the Company's assets. The 2005 Notes are convertible, at the option of the holder, at any time after the earlier of (i) the maturity date or (ii) the consummation of a private placement offering of common stock of the Company with gross aggregate proceeds to the Company of at least $1,000,000, and prior to repayment or automatic conversion (see below). The 2005 Notes are convertible into shares of the Company's common stock at either the offering price in a private placement offering of the Company's common stock, or if no offering, at the fair value of a share of common stock as determined by the Company's Board of Directors. In the event of a merger transaction with a public company concurrent with a private placement offering with gross aggregate proceeds of at least $5,000,000, the outstanding principal and accrued but unpaid interest will automatically be converted into shares of the Company's common stock at a rate of 67.5% of the price per share at which such shares are sold in the private placement offering. In accordance with EITF No. 00-27, since the terms of the contingent conversion option do not permit the Company to compute the additional number of shares that it would need to issue upon conversion of the notes if the contingent event occurs and the conversion price is adjusted, the Company determined the value of the beneficial conversion feature as of the commitment date and will record the beneficial conversion amount as additional interest expense only if the contingent event occurs. The estimated value of the beneficial conversion feature at the commitment date was approximately $500,000.

        The 2005 Notes had an original maturity date of February 28, 2006. In March 2006, the note holders agreed to extend the maturity date to May 31, 2006. In June 2006, a note holder of $50,000 in principal agreed to extend the maturity date of its convertible note until August 31, 2006 and fix the conversion price of the note at $2.55 per share. In connection with the amendment of the $50,000 convertible note in June 2006, the Company recorded a BCF of $50,000 as a result of fixing the conversion price at a per share amount that was below the estimated fair value of the Company's common stock at the date of amendment. The BCF has been recorded as a discount from the face amount of the convertible note and will be amortized using the effective interest method through maturity of such instrument. During the six months ended June 30, 2006, amortization of the debt discount was insignificant.

        On August 4, 2006, the Company repaid the remaining $950,000 of outstanding principal on the 2005 Notes, including accrued and unpaid interest of $59,010 (unaudited) (see Note 16). As a result of the repayment, the Company will not be required to record any further beneficial conversion charge.

        As of December 31, 2005, maturities of convertible notes payable were as follows (in thousands):

Years Ending December 31,
2006	$1,000
2007	1,750

$2,750

NOTE 8—INCOME TAXES

        The Company's income tax provision (benefit) consists of the following (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Current:
Federal	$1,974	$(499)	$(232)	$(533)	$1,240
State	688	(59)	2	2	116

Total current	2,662	(558)	(230)	(531)	1,356

Deferred:
Federal	(111)	225	(319)	96	(462)
State	(234)	(7)	(363)	(260)	(82)

Total deferred	(345)	218	(682)	(164)	(544)

Income tax provision (benefit)	$2,317	$(340)	$(912)	$(695)	$812

        Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 and June 30 (in thousands):

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
Deferred tax assets:
Reserves and allowances	$784	$1,046	$1,425
Other accruals	57	73	287
Compensatory stock options and rights	481	503	409
Tax credit carryforwards	132	249	342
Deferred gain	—	241	221
NOL carryforward	162	289	136

Total deferred tax assets	1,616	2,401	2,820

Deferred tax liabilities:
State taxes, net of federal income tax benefit	(154)	(278)	(283)
Depreciation and amortization	(409)	(304)	(260)
Prepaid expenses	(74)	(158)	(72)

Total deferred tax liabilities	(637)	(740)	(615)

	$979	$1,661	$2,205

        The Company generated federal net operating losses ("NOL") of approximately $763,000 and $1,071,000 for the years ended December 31, 2005 and 2004, respectively. The federal NOL generated for December 31, 2005 will be carried back, and the federal NOL generated for December 31, 2004 has been carried back, to December 31, 2003 and fully utilized. In addition, the Company carried back approximately $125,000 of federal credits generated for the year ended

December 31, 2004 to the year ended December 31, 2003. At December 31, 2005, the Company had state net operating loss carryforwards of $3,854,000 which will begin to expire in 2013. In addition, the Company will carryforward approximately $249,000 of state credits. At June 30, 2006, the Company had state net operating loss carryforwards of $1,600,000 which will begin to expire in 2013. In addition, the Company will carryforward approximately $342,000 of state credits.

        A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's income before income taxes to the income tax provision (benefit) is as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
U.S. federal statutory tax	(35)%	(35)%	(35)%	(35)%	35%
State taxes, net of federal effect	2	(4)	(7)	(7)	1
Research and development credits	(1)	(10)	—	—	—
Benefit of lower tax rate	1	1	1	1	(1)
Stock-based compensation	49	7	—	—	2
Loss from foreign subsidiary	—	14	11	13	1
Other	1	1	3	—	—

Income tax provision (benefit)	17%	(26)%	(27)%	(28)%	38%

NOTE 9—COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases certain of its facilities under non-cancelable operating leases through November 2010. Rental expense for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2005 and 2006 totaled $145,000, $207,000, $343,000, $172,000 (unaudited) and $213,000 (unaudited), respectively. The Company also has capital leases for certain equipment.

        In December 2005, the Company sold the building containing its manufacturing facility and the related land in Irvine, California to an unrelated third party for gross proceeds of $1,900,000. Concurrent with the sale, the Company entered into an agreement to lease the property back at an initial monthly rent of $10,000, subject to annual rent increases of 3% through lease expiration in November 2010. The Company is accounting for the lease as an operating lease. In connection with the sale, the Company recognized a gain of $580,000 which was deferred and is being amortized into income ratably over the lease term. During the six months ended June 30, 2006, the Company amortized $59,000 (unaudited) of the gain which is recorded as a reduction of rent expense in the accompanying statement of operations.

        A summary of future minimum lease commitments as of December 31, 2005 is as follows (in thousands):

Years Ending December 31,	Capital Leases	Operating Leases
2006	$544	$216
2007	534	173
2008	308	128
2009	96	132
2010	33	124

Total minimum lease payments	$1,515	$773

Less amount representing interest	(230)

Present value of future minimum lease payments (see Note 6)	$1,285

Litigation

        The Company is subject to litigation in the ordinary course of business. The Company is not currently party to any pending litigation matters.

Other Contingent Obligations

        During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sales and/or license of Company products; (ii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company; (iii) indemnities involving the accuracy of representations and warranties in certain contracts; (iv) indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware; and (v) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises. The duration of these indemnities, commitments and guarantees varies and, in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

        In February 2006, the Company's former Vice President of Finance (the "Former Officer") submitted his resignation. In order to secure the services of the Former Officer through an orderly transition of his responsibilities and in exchange for standard mutual releases of obligations, the Company entered into a severance agreement with the Former Officer. The agreement calls for the continuation of the Former Officer's salary through December 31, 2006. The Company will also reimburse the Former Officer for the cost of maintaining his prior medical insurance benefits through the earlier of December 31, 2006 or the date on which he obtains medical coverage through a new employer. The total cost of the salary continuation and medical benefits to be provided under the agreement is approximately $149,000. Under terms of the agreement, the Former Officer is obligated to provide a specified minimum number of hours of service to the Company each month through the end of 2006. During the six months ended June 30, 2006, the Company paid $80,000 (unaudited) to the Former Officer in connection with the severance agreement.

NOTE 10—RELATED PARTY TRANSACTIONS

Loans to Employees for Stock

        In November 2000, the Company loaned $398,000 to two employees in connection with their purchases of shares of restricted stock. The original principal amount of each of these loans was $199,000, and both accrued interest at a rate of 7% annually. On December 31, 2003, the Company forgave the entire outstanding amount of $492,000, including both principal and accrued interest due. In addition, the Company granted each employee a cash bonus of $165,100, the amount equal to the anticipated tax liability incurred by both individuals as a result of the forgiveness of the respective loans.

        In February 2003, the Company loaned an employee $19,900 to exercise a portion of his then-vested common stock options. This full recourse note bears interest at a rate of 7% payable annually, and is due on February 17, 2008. As of December 31, 2005 and June 30, 2006 (unaudited), the amount of outstanding principal and accrued and unpaid interest on this note was approximately $23,000, and has been recorded as a reduction of stockholders' equity in the consolidated balance sheets.

        Interest income related to these loans amounted to approximately $34,000, $1,000, $1,000, $500 (unaudited) and $500 (unaudited) during the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively.

Loans From Employees

        In 2002, the Company entered into loan agreements with the majority stockholder and another employee to finance working capital needs. The loan from the majority stockholder accrued interest at a rate of 7% per annum, and the other employee note accrued interest at 15% per annum with all principal due in 2004. In December 2003, the Company repaid $100,000 due to the employee and offset the then outstanding balance of $168,000 due to the majority stockholder against outstanding balances advanced to the stockholder, as discussed below.

        Interest expense related to these notes amounted to $12,000 during the year ended December 31, 2003.

Advances to Employees

        The Company made advances in 2001 and 2002 to four employee stockholders, including the majority stockholder. These advances accrued interest at a rate of 7% per annum and were due on demand. In December 2003, the Company offset $168,000 of the advances to its majority stockholder against the two notes payable owed to him, as described above, reducing the net amounts of his advances to $6,000. Subsequently, the Company forgave the entire remaining outstanding amounts of the advances to all four employees, totaling $203,000, and also granted the employees cash bonuses aggregating $162,000, which represent the anticipated tax liabilities to be incurred by each of these individuals in connection with the forgiveness of each of their advances.

        Interest income related to advances to employees amounted to $25,000 during the year ended December 31, 2003.

Guarantees by Executive Officers

        The Company's President, CEO and Chairman of the Board has personally guarantied the repayment of $1,750,000 in aggregate principal amount of outstanding convertible notes payable of the Company. In addition, the Company's President, CEO and Chairman of the Board, Vice President of Sales and Vice President of Engineering have each pesonally guarantied the repayment up to $1,000,000 of borrowings under the Credit Agreement. The guaranties of bank debt will terminate upon the completion of an initial public offering.

NOTE 11—STOCKHOLDERS' EQUITY

Sale of Restricted Stock

        During 2000, the Company sold 2,000,000 shares of common stock to two employees for $400,000, of which $398,000 of the purchase price was financed by the Company in the form of notes receivable, bearing interest at 7% per annum and due in 2005 but prepayable by the employees. The related shares issued were restricted and subject to repurchase by the Company at the purchase price until vested. The notes were deemed to be non-recourse for accounting purposes and the Company recognized compensation expense over the vesting period using variable accounting as prescribed under FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, as if the awards were stock options without a specific exercise price. As a result, related stock-based compensation expense fluctuated with changes in the fair market value of the Company's common stock. In December 2003, the notes receivable from the employees were forgiven and all shares were fully vested, at which time all remaining deferred compensation was expensed. In connection with these shares, the Company recognized stock-based compensation expense of $19,278,000 during fiscal 2003 based on the estimated fair market value of the Company's common stock on the date of forgiveness of $10.21, in addition to a charge of $492,000 related to the forgiveness of principal and interest on the notes (see Note 10).

Issuance of Common Stock for Option Exercises

        In 2003, options to purchase 100,000 shares of common stock were exercised for cash in the amount of $100 and a full recourse note receivable in the amount of $19,900, bearing interest at 7% per annum, with interest payable annually and principal due in 2008.

        In January 2004, options to purchase 20,000 shares of common stock were exercised by forgiving $4,000 of a $100,000 note due others (see Note 6) in lieu of cash payment for the exercise price. In addition, 1,667 common stock options were exercised for $333 in cash.

        In May 2005, options to purchase 1,667 shares of common stock were exercised for $3,251 cash.

        In March and April 2006, certain warrant holders exercised warrants to purchase 550,000 shares of common stock for $110,000 cash (unaudited).

Series A Convertible Preferred Stock ("Series A")

        The Series A stockholders are entitled to noncumulative dividends at the rate of $0.16 per share per annum, when, as and if declared by the Board of Directors, prior and in preference to the payment of any dividends on common stock. Shares of Series A are convertible, at the option of the holder, into shares of common stock, on a 1:1 basis. The conversion may occur at any time after issuance and is automatically adjusted for stock splits such that the value of the converted shares remains unchanged. Conversion is automatic immediately prior to the closing of a public offering of the Company's common stock, or at the election of the holders of a majority of the shares of Series A preferred stock. Holders of Series A are entitled to a liquidation preference, as defined, of $2.00 per share, plus any declared and unpaid dividends, prior to any distribution of assets to holders of common stock. Holders of Series A have full voting rights on an as-converted basis.

NOTE 12—STOCK OPTIONS AND WARRANTS

Common Stock Options

        In November 2000, the Company adopted the 2000 Equity Incentive Plan (the "2000 Plan"), under which direct stock awards or options to acquire shares of the Company's common stock may be granted to employees and nonemployees of the Company. The 2000 Plan is administered by the Board of Directors and permits the issuance of up to 5,500,000 shares of the Company's common stock. Options granted under the 2000 Plan vest over a rate of at least 20% per year over five years and expire 10 years from the date of grant. Shares of restricted common stock are issued upon exercise of vested options and are subject to repurchase by the Company, at its sole discretion, upon termination of service. If the termination is due to resignation or due to cause, the repurchase price will be the original exercise price of the option. If the termination is for any other reason, the repurchase price will be the estimated fair market value of a share of common stock at the date of the termination. Such restrictions and repurchase rights lapse upon a public offering of the Company's common stock. If an employee wishes to sell shares acquired through the exercise of stock options, the employee must first offer to sell the shares back to the Company at a price determined by the employee. The Company then has thirty days to accept the offer. Should the Company not accept the offer, the employee may sell the shares to a third party on terms no more favorable than offered to the Company. As of December 31, 2005, options to purchase 1,185,867 common shares were available for future grant under the 2000 Plan.

Warrants

        From time to time, the Company issues warrants to non-employees for services rendered or to be rendered in the future. Such warrants are issued outside of the 2000 Plan. As of December 31, 2005, there were warrants to purchase 910,000 shares of common stock outstanding which are fully vested and exercisable. The weighted-average exercise price of these warrants was $0.53 per share at December 31, 2005.

        A summary of changes in outstanding common stock options and warrants during the period from January 1, 2003 to December 31, 2005 is presented below (shares in thousands):

	Total Shares	Weighted Average Exercise Price
Outstanding—January 1, 2003	1,834	$0.20
Granted	1,076	$1.48
Exercised	(100)	$0.20
Canceled	(60)	$0.20

Outstanding—December 31, 2003	2,750	$0.70
Granted	—	—
Exercised	(22)	$0.20
Canceled	(279)	$1.72

Outstanding—December 31, 2004	2,449	$0.58
Granted	866	$2.55
Exercised	(2)	$1.95
Canceled	(213)	$1.98

Outstanding—December 31, 2005	3,100	$1.04

        The following table summarizes information about stock options and warrants outstanding and exercisable at December 31, 2005 (shares in thousands):

	Options/Warrants Outstanding			Options/Warrants Exercisable
		Weighted- Average Remaining Life (Years)
Exercise Price	Number of Shares		Weighted- Average Price	Number of Shares	Weighted- Average Price
$0.20	1,629	4	$0.20	1,625	$0.20
$1.00	300	2	$1.00	300	$1.00
$1.25	230	7	$1.25	146	$1.25
$1.95	139	8	$1.95	70	$1.95
$2.55	802	9	$2.55	27	$2.55

	3,100			2,168

        During fiscal 2002, the Company issued options to purchase 1,035,000 shares of common stock to employees. Due to the difference between the exercise price and estimated fair value of common stock, $7,000 of deferred compensation expense was recorded that will be amortized to expense over the vesting period. The Company recognized compensation expense of $2,067, $400 and $400 during fiscal 2003, 2004 and 2005, respectively, related to these grants.

        During fiscal 2003, the Company issued options to purchase 696,500 shares of common stock to employees. Due to the difference between the exercise price and the estimated fair value of common stock, $2,931,000 of deferred compensation expense was recorded that will be amortized to expense over the vesting period. During fiscal 2003, 2004 and 2005, the Company recognized compensation expense (net of forfeitures) of $349,000, $250,000 and ($64,000), related to these grants.

        During fiscal 2005, the Company issued options to purchase 831,000 shares of the Company's common stock to employees and directors. The options were granted at exercise prices which were equal to the estimated fair value of the common stock on the date of grant. Therefore, no stock-based compensation expense was recorded in the accompanying consolidated statement of operations.

        The Company has also granted stock options and warrants to non-employees for services. Options or warrants to purchase 380,000 shares of common stock were granted to non-employees in 2003. Stock-based compensation expense related to stock options granted to non-employees was recognized as services were rendered. As of December 31, 2003, all of such options and warrants were fully vested and no future services were required. In connection with the grant of stock options and warrants to non-employees, the Company recognized stock-based compensation expense of $1,044,000 during fiscal 2003.

        During 2005, the Company issued options to purchase 35,000 shares of the Company's common stock to non-employee consultants for services to be performed over a four year period. During the year ended December 31, 2005 and the six months ended June 30, 2006, the Company recognized consulting expense of $3,000 and $7,000 (unaudited), respectively, which is included in selling, general and administrative expenses.

        During the six months ended June 30, 2006, the Company granted warrants to purchase 22,500 shares of the Company's common stock to a consulting firm for services. The estimated fair value of the warrants at the date of issuance using the Black-Scholes pricing model was determined to be $11,700 and will be amortized to consulting expense over a four year vesting period. Consulting expense related to these warrants was $2,000 (unaudited) during the six months ended June 30, 2006 and is included in selling, general and administrative expenses.

        The weighted-average fair value of common stock options and warrants granted during the years ended December 31, 2003 and 2005 was $3.82 and $0.17, respectively. No common stock options or warrants were granted during 2004.

NOTE 13—401(k) PLAN

        The Company sponsors a 401(k) defined contribution plan. Employees are eligible to participate in this plan provided they are employed full-time and have reached 21 years of age. Participants may make pre-tax contributions to the plan subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions on the contributions and investment earnings. The Company may make matching contributions on the contributions of a participant on a discretionary basis. There were no Company contributions made during the three years in the period ended December 31, 2005 or the six months ended June 30, 2005 and 2006 (unaudited).

NOTE 14—MAJOR CUSTOMERS AND SUPPLIERS

        The Company's product sales have historically been concentrated in a small number of customers. The following table sets forth sales to customers comprising 10% or more of the Company's total revenues as follows:

	Years Ended December 31,
	2003	2004	2005
Customer:
A	70%	71%	35%
B	—	—	13%
C	—	2%	20%
	Six Months Ended June 30,
	2005	2006
	(unaudited)
Customer:
A	46%	33%
B	1%	2%
C	22%	46%

        The Company's accounts receivable are concentrated with three customers at December 31, 2004, representing 53%, 24% and 14%; and two customers at December 31, 2005, representing 39% and 17%; and one customer at June 30, 2006, representing 65% (unaudited) of aggregate gross receivables. A significant reduction in sales to, or the inability to collect receivables from, a significant customer could have a material adverse impact on the Company.

        The Company's purchases have historically been concentrated in a small number of suppliers. The following table sets forth purchases from suppliers comprising 10% or more of the Company's total purchases as follows:

	Years Ended December 31,
	2003	2004	2005
Supplier:
A	54%	33%	37%
B	18%	21%	19%
C	—	13%	11%

	Six Months Ended June 30,
	2005	2006
	(unaudited)
Supplier:
A	8%	21%
B	10%	15%
C	43%	11%
D	—	10%

        While the Company believes alternative suppliers could be utilized, any inability to obtain components or products in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company.

NOTE 15—SEGMENT AND GEOGRAPHIC INFORMATION

        The Company operates in one reportable segment: the design and manufacture of high-performance memory subsystems for the server, high-performance computing and communications markets. The Company evaluates financial performance on a Company-wide basis. All the Company's international sales relate to shipments of products to its U.S. customers' international manufacturing sites or third-party hubs and are denominated in U.S. dollars.

        As of December 31, 2005 and June 30, 2006 (unaudited), all long-lived assets are located in the United States.

NOTE 16—SUBSEQUENT EVENTS (UNAUDITED)

        Effective July 28, 2006, the Company executed the Fifth Amendment to Amended and Restated Credit and Security Agreement (the "Fifth Amendment"). The Fifth Amendment provides for, among other things, an increase in the maximum borrowings under the line of credit facility up to $25 million ($3 million of which may be in the form of letters of credit), limited to 85% of eligible accounts receivable, plus the least of (i) a percentage of eligible inventory determined from time to time by the Company's bank, (ii) 80% of the orderly liquidation value, as defined, of eligible inventories, and (iii) $7 million. Interest is payable monthly, at the Company's option, either at prime rate plus 0.50% or LIBOR plus 3%. The interest rate will be further reduced to the prime rate or LIBOR plus 2.50% concurrent with a capital raise by the Company with net proceeds of at least $15 million or achievement of annual net income of $2.5 million. The line of credit facility, as amended, matures on July 31, 2008.

        The Fifth Amendment also provides for a $2 million term loan to be funded in two advances as follows: (i) $1 million on the first business day following the effective date of the Fifth Amendment, and (ii) $1 million if, and only if, the Company's year to date net income at August 31, 2006 equals or exceeds $1,208,000. The term loan principal will be payable in equal monthly installments of $83,350 commencing on September 1, 2006. In addition, the Company will be required to make a principal reduction payment on the term loan in an amount equal to the lesser of (i) 10% of the Company's excess cash flow, as defined, for its year ending December 31, 2006, or (ii) $500,000. Interest will be payable monthly, at the Company's option, either at the prime rate plus 0.50% or

LIBOR plus 3%. The interest rate will be further reduced to the prime rate or LIBOR plus 2.50% concurrent with a capital raise by the Company with net proceeds of at least $15 million or achievement of annual net income of $2.5 million. The term loan, including all accrued and unpaid interest is due and payable on the earlier of (i) the closing of an initial public offering by the Company, or (ii) July 31, 2008.

        The Fifth Amendment also provides for equipment advances up to $2 million. Interest on the equipment advances is payable monthly, at the Company's option, either at the prime rate plus 0.50% or LIBOR plus 3%. The interest rate will be further reduced to the prime rate or LIBOR plus 2.50% concurrent with a capital raise by the Company with net proceeds of at least $15 million or achievement of annual net income of $2.5 million. Interest only payments are required on the equipment advances through January 31, 2007. Commencing February 1, 2007, the Company is required to repay the equipment advances in 42 equal monthly installments. The equipment advances, including all accrued and unpaid interest, are due on July 31, 2008.

        On August 4, 2006, the Company repaid outstanding principal of $950,000 on certain of the 2005 Notes, including accrued and unpaid interest of $59,010. The repayment was funded by proceeds from an advance on the $2 million term loan (see above).

        In August 2006, the compensation committee of the Company's board of directors granted options to purchase 885,000 shares of common stock to certain of the Company's officers. Each of these options has an exercise price of $7.00 per share. The options granted to two officers vest quarterly over four years. The options granted to the other three officers vest upon the termination of the two-year lock-up period included in agreements that they entered into with the Company in August 2006. In addition, the Company issued warrants to purchase 15,000 shares of the Company's common stock to a consulting firm for services. The warrants have an exercise price of $7.00 per share and vest at various rates over a four-year period. The warrants expire in ten years from date of issuance.

        In August 2006, the Company granted options to purchase 25,000 shares of the Company's common stock to an employee. The options have an exercise price of $7.00 per share and vest over a four-year period. The options expire in ten years from date of grant.

             Shares
Common Stock

Thomas Weisel Partners LLC

Needham & Company, LLC

WR Hambrecht + Co

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances in which the offer or solicitation is unlawful.

Through and including                           , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount and commissions, are estimated as follows:

Securities and Exchange Commission Registration Fee	$6,152.50
National Association of Securities Dealers Fees	$6,250.00
*Nasdaq Global Market Listing Fees
*Printing and Engraving Expenses
*Legal Fees and Expenses
*Accountant's Fees and Expenses
*Expenses of Qualification Under State Securities Laws, including Attorneys' Fees
*Transfer Agent and Registrar's Fees
*Miscellaneous Costs
*Total

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Netlist, Inc. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

        Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

        Netlist, Inc.'s current certificate of incorporation, as amended, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation, which we intend to file prior to the completion of this offering, will provide for the same elimination of personal liability. In addition, the amended and restated bylaws we intend to adopt prior to the completion of this offering will provide for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware law and authorize us to purchase and maintain insurance to protect itself and any director, officer, employee or agent of our company or another business entity against any expense, liability, or loss, regardless of whether we would have the power to indemnify such person under our bylaws or Delaware law.

        We have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Item 15.    Recent Sales of Unregistered Securities

        We have issued and sold the following unregistered securities since the beginning of fiscal year 2003:

        Between December 30, 2002 and June 30, 2006, we granted options to purchase 1,840,000 shares of our common stock at exercise prices ranging from $1.25 to $2.55 per share to employees, directors, consultants and advisors under our 2000 Equity Incentive Plan. In August 2006, we granted options to purchase 910,000 shares of our common stock to members of our management, and 50,000 shares of our common stock to non-employee directors, each at an exercise price of $7.00 per share under our 2000 Equity Incentive Plan.

        In April 2001, we issued and sold two promissory notes convertible into shares of our common stock, each in the original principal amount of $625,000, to Serim Paper Manufacturing Co., Ltd. and HeungHwa Industries Co., Ltd. In October 2002 and April 2004, we exchanged these two notes (or the applicable successor notes) for new notes of like tenor. In October 2005, we exchanged the applicable successor notes for new notes of like tenor with an extended maturity date and a change in conversion price from $2.50 to $1.67. In April 2001 we issued warrants for the purchase of an aggregate of 550,000 shares of our common stock, each at a strike price of $0.20 per share, to seven individuals related to Serim Paper and HeungHwa. All of these warrants were exercised in full in 2006.

        In January 2003, we issued a warrant to purchase 60,000 shares of our common stock at an exercise price of $1.25 per share to Logic One Sales, Inc., as partial compensation for services provided to us by Logic One as one of our manufacturer's representatives. This warrant expires in January 2013.

        In February 2003, we issued a promissory note convertible into shares of our common stock to Serim Paper in the original principal amount of $500,000. In August 2004, we exchanged this note for a new note of like tenor. In February 2006, we exchanged the applicable successor note for new notes of like tenor with an extended maturity date and a change in conversion price from $2.50 to $1.67. In February 2003, we issued warrants for the purchase of an aggregate of 300,000 shares of our common stock, each at a strike price of $1.00 per share, to three individuals related to Serim Paper.

        In December 2005, we issued promissory notes convertible into shares of our common stock to six accredited investors in the aggregate principal amount of $1,000,000. In August 2006, we used $1 million in proceeds of our term loan to repay $950,000 in principal amount, and unpaid interest, on these convertible promissory notes.

        In May 2006, we issued a warrant to purchase 22,500 shares of our common stock at an exercise price of $2.55 per share to Tatum, LLC, as partial consideration for services provided to us by Tatum, LLC in connection with the hiring of our Vice President and Chief Financial Officer, Lee Kim. This warrant has a 10-year term. The warrant becomes exercisable with respect to 5,625 of the underlying shares on May 3, 2007, and an additional 468 of the underlying shares become available for exercise on each month thereafter, such that on May 3, 2010, all 22,500 shares underlying this warrant will be available for exercise.

        In August 2006, we issued a warrant to purchase 15,000 shares of our common stock at an exercise price of $7.00 per share to Tatum, LLC in connection with a grant of options to Lee Kim pursuant to an agreement between Tatum, LLC and us. This warrant has a 10-year term and vests in equal quarterly installments such that in August 2010 this warrant will be exercisable for all 15,000 underlying shares.

        The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to public distribution and received or had access to adequate information about us, or were deemed to be exempt from registration under the Securities Act under Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

        Appropriate legends were affixed to the stock certificates and warrants issued in the above transactions. Similar legends were imposed in connection with any subsequent exercises, as applicable, of any of the securities described above. No underwriters were employed in any of the transactions described above.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

1.1	Underwriting Agreement, dated as of , 2006, among Netlist, Inc. and .*
3.1	Restated Certificate of Incorporation of Netlist, Inc. (to be adopted and filed in connection with the offering contemplated by this registration statement).*
3.2	Amended and Restated Bylaws of Netlist, Inc. (to be adopted in connection with the offering contemplated by this registration statement).*
5.1	Opinion of Bingham McCutchen LLP.*
10.1	Amended and Restated Credit and Security Agreement, dated as of December 27, 2003, among Netlist, Inc., Netlist Technology Texas, L.P. ("Netlist Texas"), and Wells Fargo Business Credit, Inc. ("Wells Fargo").
10.2	First Amendment to Amended and Restated Credit and Security Agreement, dated as of June 30, 2004, among Netlist, Inc., Netlist Texas and Wells Fargo.
10.3	Second Amendment to Credit and Security Agreement and Waiver of Defaults, dated as of December 20, 2005, among Netlist, Inc., Netlist Texas and Wells Fargo.
10.4	Third Amendment to Amended and Restated Credit and Security Agreement, dated as of February 14, 2006, among Netlist, Inc., Netlist Texas and Wells Fargo.
10.5	Fourth Amendment to Amended and Restated Credit and Security Agreement and Waiver of Defaults, dated as of April 18, 2006, among Netlist, Inc., Netlist Texas and Wells Fargo.

10.6	Fifth Amendment to Amended and Restated Credit and Security Agreement, dated as of July 28, 2006, among Netlist, Inc., Netlist Texas and Wells Fargo.
10.7	Amended and Restated 2000 Equity Incentive Plan of Netlist, Inc.*
10.8	Letter agreement regarding employment, dated January 11, 2006, between Netlist, Inc. and Lee Kim.
10.9	Full-time Permanent Engagement Resources Agreement, dated as of January 10, 2006, between Netlist, Inc. and Tatum, LLC.
10.10	Master Sales and Supply Agreement, dated as of January 1, 2004, between Netlist, Inc. and Netlist Texas.
10.11	Management Fee Agreement, dated as of January 1, 2004, between Netlist, Inc. and Netlist Texas.
10.12	Form of Indemnity Agreement for officers and directors.
14.1	Code of Ethics (to be adopted in connection with the offering contemplated by this registration statement).*
16.1	Letter regarding change in certifying accountant.
21.1	Subsidiaries of Netlist, Inc.
23.1	Consent of Corbin & Company, LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).*
24.1	Power of Attorney of Netlist, Inc. (included on the signature page in Part II hereof).

*
To be filed by amendment.

(b)
Financial Statement Schedules

        The following financial statement schedule is included in this registration statement:

Reports of Independent Registered Public Accounting Firm on Financial Statement Schedule	S-1
Schedule II - Valuation and Qualifying Accounts	S-3

        All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the consolidated financial statements, and therefore have been omitted.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

          (1)   To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, Netlist, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 18th day of August, 2006.

NETLIST, INC.
By:	/s/ CHUN K. HONG Chun K. Hong President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Chun K. Hong and Lee Kim, jointly and severally, each in his own capacity, his true and lawful attorneys-in-fact, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents with full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ CHUN K. HONG Chun K. Hong	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 18, 2006
/s/ LEE KIM Lee Kim	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 18, 2006
/s/ NAM KI HONG Nam Ki Hong	Director	August 18, 2006
/s/ THOMAS F. LAGATTA Thomas F. Lagatta	Director	August 18, 2006
/s/ ALAN H. PORTNOY Alan H. Portnoy	Director	August 18, 2006
/s/ DAVID M. RICKEY David M. Rickey	Director	August 18, 2006
/s/ PRESTON ROMM Preston Romm	Director	August 18, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
of Netlist, Inc.

        We have audited the consolidated financial statements of Netlist, Inc. and subsidiaries (the "Company") as of December 31, 2005, and for the year then ended, and have issued our report thereon dated May 11, 2006 (appearing in the prospectus, which is part of this registration statement). Our audit also included the consolidated financial statement schedule listed in Item 16(b) of the accompanying index of this registration statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  CORBIN & COMPANY, LLP
Irvine, California
May 11, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Netlist, Inc.:

        We have audited the consolidated financial statements of Netlist, Inc. and subsidiaries (the "Company") as of December 31, 2004, and for each of the two years in the period ended December 31, 2004, and have issued our report thereon dated March 1, 2006 (appearing in the prospectus, which is part of this registration statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this registration statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  DELOITTE & TOUCHE LLP
Costa Mesa, California
March 1, 2006

Netlist, Inc.

Schedule II Valuation and Qualifying Accounts (in thousands)

	Balance At Beginning of Period	Charged to Cost and Expenses	(Deductions)	Balance at End of Period
Allowance for sales returns and doubtful accounts:
Year Ended December 31, 2003	$61	$452	$(377)	$136
Year Ended December 31, 2004	136	200	(104)	232
Year Ended December 31, 2005	$232	$19	$(142)	$109

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Netlist, Inc.
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NETLIST, INC. AND SUBSIDIARIES Consolidated Balance Sheets (in thousands, except per share amounts)
NETLIST, INC. AND SUBSIDIARIES Consolidated Statements of Operations (in thousands, except per share amounts)
NETLIST, INC. AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity (in thousands)
NETLIST, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands)
NETLIST, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings.
POWER OF ATTORNEY
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Netlist, Inc. Schedule II Valuation and Qualifying Accounts (in thousands)